Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-124334
PROSPECTUS
Coleman Cable, Inc.
Offer to Exchange
9 7/8% Senior Exchange Notes due 2012
for all Outstanding
9 7/8% Senior Notes due 2012

       We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the exchange offer), $120,000,000 aggregate principal amount of our 9 7/8% Senior Exchange Notes due 2012 (the “New Notes”) for $120,000,000 aggregate principal amount of our issued and outstanding 9 7/8% Senior Notes due 2012 (the “Old Notes” and, collectively with the New Notes, the “Notes”).
The New Notes and the Guarantees
      The terms of the New Notes are identical in all material respects to the Old Notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the Old Notes are not applicable to the New Notes. The New Notes will be senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior unsecured indebtedness. The New Notes will be guaranteed on a senior unsecured basis by each of our current and future domestic restricted subsidiaries.
      The Notes are not traded on any national securities exchange and have no established trading market.
The Exchange Offer
      The exchange offer will expire at 5:00 p.m., New York City time, on September 6, 2005, unless extended. Subject to the satisfaction or waiver of specified conditions, we will exchange New Notes for all Old Notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. Tenders of Old Notes may be withdrawn at any time before the expiration of the exchange offer. We will not receive any proceeds from the exchange offer.
      Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where the Old Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities during the period beginning on the consummation of the exchange offer and ending on the close of business 180 days after the consummation of the exchange offer, or such shorter period as will terminate when all New Notes held by broker-dealers for their own account have been sold pursuant to this prospectus. See “Plan of Distribution.”
      The exchange offer involves risks. See “Risk Factors” beginning on page 11.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 8, 2005

      You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything not contained in this prospectus, and, if given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to sell the New Notes in any jurisdiction where an offer or sale is not permitted.

TRADEMARKS
      Our trademarks, service marks and trade names referred to in this prospectus include American Contractor®, Barontm, Booster-in-a-Bag®, CCItm, Clear Signaltm, Coilex®, Cool Colorstm, Corra/ Clad®, Luma-Site®, Maximum Energy®, Oswego Wiretm, Plencote®, Polar-Rig 125®, Polar Solar®, Power Station®, Push-Locktm, Quadnector®, Road Power®, Royal®, Seoprene®, Signal®, Tri-Source®, Trinector® and X-Treme Boxtm, among others.

PROSPECTUS SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you need to consider in deciding whether to participate in the exchange offer. This summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. You should read carefully this entire prospectus and should consider, among other things, the matters set forth in the section entitled “Risk Factors” before deciding to participate in the exchange offer. Unless otherwise indicated, “Coleman Cable,” “we,” “us,” and “our” refer to Coleman Cable, Inc., together with its subsidiaries and predecessors. All references to years made in connection with our financial information or operating results are to years ended December 31, unless otherwise indicated.
      On September 28, 2004, we completed the private offering of an aggregate principal amount of $120,000,000 of the Old Notes. We entered into a registration rights agreement with the initial purchaser of the Old Notes in which we agreed, among other things, to deliver to you this prospectus and to offer to exchange your Old Notes for New Notes with substantially identical terms. You should read the discussion under the heading “Description of the New Notes” for further information regarding the New Notes.
      We believe the New Notes issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer and resale of the New Notes.
The Company
      We are a leading designer, developer, manufacturer and supplier of electrical wire and cable products in the United States. We supply a broad line of wire and cable products, consisting of more than 26,000 stock keeping units (“SKUs”), which enables us to offer our customers a single source for many of their wire and cable product requirements. We sell our products to more than 8,500 active customers, including a wide range of specialty distributors, retailers and original equipment manufacturers (“OEMs”). We believe we possess leading market shares in many of the end markets we serve largely as a result of our broad product line, brand recognition and customer focused manufacturing and distribution capabilities. We develop our products for sale into multiple end markets, including electrical distribution, wire and cable distribution, OEM/government, heating, ventilation, air conditioning and refrigeration (“HVAC/ R”), irrigation, industrial/contractor, security/home automation, recreation/transportation, copper fabrication, retail and automotive. We believe that our broad product line and diverse customer base have contributed to greater stability in net sales and operating profit margin than a number of our competitors. We manufacture our products in eight domestic facilities and supplement our domestic production with international sourcing. Our business currently is organized in three reportable segments–electrical/wire and cable distributors, specialty distributors and OEMs and consumer outlets.
      Our primary product lines include industrial power cable, electronic and communication wire and cable, low voltage cable, assembled wire and cable products and fabricated bare wire products. We sell virtually all of our product lines across each of our three segments, except that we sell our fabricated bare wire products only to specialty distributors and OEMs. Our products begin with bare wire. The core component of most of our products is copper wire that we manufacture internally and acquire from third parties based on a number of factors, including cost. We sell bare copper wire in a variety of gauges. These copper wires are drawn from copper rod into the desired gauges of solid and stranded copper wires. In the majority of our products, a thermoplastic insulation is extruded over the bare wire (in a wide array of compounds, quantities, colors and gauges) and then cabled (twisted) together with other insulated wires. An outer jacket is then extruded over the cabled product. This product is then coiled or spooled and packaged for sale or processed further into a cable assembly.
      Our principal executive offices are located at 1530 Shields Drive, Waukegan, Illinois 60085, and our telephone number is (847) 672-2300. Our web site address is www.colemancable.com.

Summary of the Exchange Offer
      The summary below describes the principal terms of the exchange offer. The description below is subject to important limitations and exceptions. Please read the section entitled “The Exchange Offer” in this prospectus, which contains a more detailed description of the exchange offer.

The Exchange Offer	We are offering to exchange $1,000 principal amount of the New Notes, which have been registered under the Securities Act, for each $1,000 principal amount of the Old Notes, which have not been registered under the Securities Act. We issued the Old Notes on September 28, 2004.

In order to exchange your Old Notes, you must tender them before the expiration date (as described herein). All Old Notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the New Notes on or promptly after the expiration date.

You may tender your Old Notes for exchange in whole or in part in integral multiples of $1,000 principal amount.

Registration Rights Agreement	We sold the Old Notes on September 28, 2004 to Wachovia Capital Markets, LLC, the initial purchaser, for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States under Regulation S. Simultaneously with that sale, we signed a registration rights agreement with the initial purchaser relating to the Old Notes that requires us to conduct this exchange offer.

You have the right under the registration rights agreement to exchange your Old Notes for New Notes. The exchange offer is intended to satisfy such right. After the exchange offer is complete, other than in limited circumstances, you will no longer be entitled to any exchange or registration rights with respect to your Old Notes.

For a description of the procedures for tendering Old Notes, see the discussion under the heading “The Exchange Offer — Procedures for Tendering Old Notes.”

Consequences of Failure to Exchange	If you do not exchange your Old Notes for New Notes in the exchange offer, you will still have the restrictions on transfer under the Securities Act and as provided in the Old Notes and in the indenture that governs both the Old Notes and the New Notes. In general, the Old Notes may not be offered or sold unless registered or exempt from registration under the Securities Act, or in a transaction not subject to the Securities Act and applicable state securities laws. We do not plan to register the Old Notes under the Securities Act. See the discussion under the heading “Risk Factors — Risks Related to the Exchange Offer — Holders that do not exchange their Old Notes hold restricted securities, which may restrict their ability to sell their Old Notes.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on September 6, 2005, unless we extend it. In that case, the expiration date will be the latest date and time to which we extend the exchange offer. See “The Exchange Offer–Expiration Date; Extensions; Amendments.”

Conditions to the Exchange Offer	The exchange offer is subject to conditions that we may waive in our sole discretion. The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. See the discussion under the heading “The Exchange Offer — Conditions to the Exchange Offer.”

We reserve the right in our sole discretion, subject to applicable law, at any time and from time to time:

• to terminate the exchange offer if specified conditions have not been satisfied;

• to extend the expiration date, delay the acceptance of the Old Notes and retain all tendered Old Notes, subject to the right of tendering holders to withdraw their tender of Old Notes; and

• to waive any condition or otherwise amend the terms of the exchange offer in any respect. See the discussion under the heading “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Procedures for Tendering Old Notes	If you wish to tender your Old Notes for exchange, you must:

• complete and sign a letter of transmittal according to the instructions contained in the letter of transmittal; and

• forward the letter of transmittal by mail, facsimile transmission or hand delivery, together with any other required documents, to the exchange agent, either with the Old Notes to be tendered or in compliance with the specified procedures for guaranteed delivery of the Old Notes.

Specified brokers, dealers, commercial banks, trust companies and other nominees may also make tenders by book-entry transfer.

Please do not send your letter of transmittal or your Old Notes to us. Those documents should only be sent to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See the discussion under the heading “The Exchange Offer — Exchange Agent.”

Special Procedures for Beneficial Owners	If your Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact such person promptly if you wish to tender your Old Notes. See the discussion under the heading “The Exchange Offer — Procedures for Tendering Old Notes.”

Withdrawal Rights	You may withdraw the tender of your Old Notes at any time before the expiration date. To do this, you should deliver a written notice of your withdrawal to the exchange agent according to the withdrawal procedures described under the heading “The Exchange Offer — Withdrawal Rights.”

Resales of New Notes	We believe that you will be able to offer for resale, resell or otherwise transfer the New Notes issued in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

• you are acquiring the New Notes in the ordinary course of your business;

• you are not participating, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes; and

• you are not an affiliate of Coleman Cable, Inc.

Our belief is based on interpretations by the staff of the Securities and Exchange Commission (the “Commission”), as set forth in no-action letters issued to third parties unrelated to us. The staff of the Commission has not considered the exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the Commission would make a similar determination with respect to the exchange offer. If our belief is not accurate and you transfer a New Note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, such liability. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes that such broker-dealer acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or other transfer of New Notes. A broker-dealer may use this prospectus for an offer to sell, a resale or other transfers of New Notes issued to it in the exchange offer in exchange for Old Notes that were acquired by it as a result of market making or other trading activities. See the discussion under the heading “Plan of Distribution.”

Exchange Agent	The exchange agent for the exchange offer is Deutsche Bank Trust Company Americas. The address, telephone number and facsimile number of the exchange agent are provided under the heading “The Exchange Offer — Exchange Agent,” as well as in the letter of transmittal.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the New Notes. See the section “Use of Proceeds.”

U.S. Federal Income Tax Considerations	Your participation in the exchange offer generally will not be a taxable exchange for U.S. federal income tax purposes. You should not recognize any taxable gain or loss or any interest income as a result of the exchange. See the section “Certain U.S. Federal Income Tax Considerations.”

Summary Description of the New Notes
      The summary below describes the principal terms of the New Notes. The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the Old Notes are not applicable to the New Notes. The New Notes will evidence the same debt as the Old Notes and will be governed by the same indenture. Please read the section entitled “Description of the New Notes” in this prospectus, which contains a more detailed description of the terms and conditions of the New Notes.

Issuer	Coleman Cable, Inc.

Notes Offered	$120.0 million aggregate principal amount of 9 7/8% Senior Notes.

Maturity Date	October 1, 2012.

Interest Payment Dates	We will make interest payments on the New Notes semiannually, on each April 1 and October 1, beginning on October 1, 2005.

Ranking and Guarantees	The New Notes will be senior unsecured obligations, and all of our current and future domestic restricted subsidiaries will guarantee the New Notes on a senior unsecured basis. See “Description of the New Notes — Note Guarantees.”

The New Notes will rank equally in right of payment with all of our and our guarantors’ existing and future senior unsecured indebtedness and senior to any indebtedness that is expressly subordinated to the New Notes. The New Notes will be effectively subordinated to all of our and our guarantors’ senior secured indebtedness, including our senior secured revolving credit facility, to the extent of the value of the assets securing that indebtedness. The guarantees will be senior unsecured obligations of the guarantors and will rank equally in right of payment with the guarantors’ existing and future senior unsecured indebtedness and senior to any indebtedness that is expressly subordinated to the guarantees. The guarantees will be effectively subordinated to the guarantors’ secured indebtedness, including their guarantees of our senior secured revolving credit facility, to the extent of the value of the assets securing such indebtedness.

As of March 31, 2005, we and the guarantors had approximately $158.1 million of indebtedness outstanding, of which approximately $38.1 million is secured indebtedness and none of which is subordinated to the New Notes, and as limited by the borrowing base, had approximately $33.2 million of additional borrowings available under our senior secured revolving credit facility. We have no indebtedness that is expressly subordinated to the New Notes or the guarantees.

Optional Redemption	We may redeem some or all of the New Notes at any time on or after October 1, 2008, at redemption prices described in this prospectus under the caption “Description of the New Notes — Redemption.” In addition, before October 1, 2007, we may redeem up to 35% of the original principal amount of the New Notes at a redemption price equal to 109.875% of their aggregate principal amount, plus accrued interest, using the proceeds from certain kinds of equity offerings as described in this prospectus under the caption “Description of the New Notes — Redemption.”

Change of Control	Upon the occurrence of a change of control, we must offer to repurchase the New Notes at 101% of the principal amount of the New Notes, plus accrued and unpaid interest to the date of repurchase. See “Description of the New Notes — Change of Control.”

Certain Covenants	The indenture governing the New Notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness;

• make restricted payments;

• create liens;

• pay dividends;

• consolidate, merge or sell substantially all of our assets;

• enter into sale and leaseback transactions; and

• enter into transactions with affiliates.

These covenants are subject to important exceptions and qualifications which are described in this prospectus under the caption “Description of the New Notes — Certain Covenants.”

Risk Factors	In deciding whether to participate in the exchange offer, you should consider carefully, along with other matters referred to in this prospectus, the information set forth under the caption “Risk Factors” beginning on page 10.

Summary Consolidated Financial Data
      The following table sets forth summary consolidated financial data as of the dates and for the periods indicated. The financial data for each of the three years in the period ended December 31, 2004 have been derived from our audited consolidated financial statements and notes thereto, which have been audited by Deloitte & Touche LLP and are included in this prospectus. The financial data for the two years ended December 31, 2001 have been derived from our unaudited financial statements not included in this prospectus. The financial data for the three-month periods ended March 31, 2004 and 2005 have been derived from our unaudited financial statements, which are included in this prospectus. On January 1, 2002, we changed our method of valuing inventory to the FIFO method. Our financial statements for 2000 and 2001, which had been audited by Arthur Andersen LLP, have been restated to give effect to this change and are unaudited.
      The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in this prospectus.

						Three Months
	Year Ended December 31,					Ended March 31,

	2000(1)	2001(1)	2002	2003	2004	2004	2005

	(In thousands)
Statement of Operations Data:
Net sales	$244,789	$237,804	$243,492	$233,555	$285,792	$62,902	$74,761
Cost of goods sold	207,223	199,552	203,416	198,457	240,260	52,210	64,600

Gross profit	37,566	38,252	40,076	35,098	45,532	10,692	10,161
Selling, engineering, general and administrative expenses	22,525	23,764	21,239	18,262	26,475	4,910	5,923
Restructuring charges(2)	374	1,132	2,100	249	(190)	—	—
Goodwill amortization(3)	1,953	1,238	—	—	—	—	—

Operating income	12,714	12,118	16,737	16,587	19,247	5,782	4,238
Interest expense, net	17,234	15,068	11,563	10,087	11,252	2,459	3,657
Loss on early extinguishment of debt	—	—	—	—	13,923	—	5
Other income, net	(639)	(52)	(16)	(110)	(13)	—	—
Income tax expense(4)	—	—	1,420	1,558	3,092	619	516

Net income (loss)	$(3,881)	$(2,898)	$3,770	$5,052	$(9,007)	$2,704	$60

Other Financial Data:
EBITDA(5)	$21,691	$19,346	$22,670	$22,300	$10,735	$7,163	$5,452
Capital expenditures	8,184	3,605	2,534	2,345	4,714	628	1,472
Cash interest expense	11,814	11,864	9,935	8,323	6,499	2,006	536
Depreciation and amortization expense(6)	8,338	7,176	5,917	5,603	5,398	1,381	1,219
Net cash provided by (used in) operating activities	(6,169)	12,786	13,062	16,770	(10,067)	(6,241)	2,040
Net cash (used in) investing activities	(149,291)	(6,244)	(2,362)	(1,611)	(4,701)	(628)	(1,472)
Net cash provided by (used in) financing activities	152,553	(6,590)	(10,716)	(15,155)	15,753	6,871	(1,557)
Ratio of earnings to fixed charges(7)	—	—	1.40	1.58	—		1.01
Pro forma ratio of earnings to fixed charges(7)(8)					—

	As of December 31,					As of
						March 31,
	2000(1)	2001(1)	2002	2003	2004	2005

	(In thousands)
Balance Sheet and Other Data:
Cash and cash equivalents	$109	$61	$45	$49	$1,034	$45
Working capital	50,117	41,173	40,453	35,276	62,756	61,208
Total assets	199,420	169,509	164,667	166,991	197,056	200,031
Total debt(9)	133,082	127,933	118,920	106,768	159,727	158,170
Adjusted total debt(10)	127,273	122,172	113,175	101,019	152,993	152,425
Total shareholders’ equity	23,175	20,277	23,814	27,365	2,200	2,260

(1)	As of January 1, 2002, we changed our method of valuing inventory from the LIFO method to the FIFO method. The change caused a retroactive restatement of all prior period financial statements. As a result, our unaudited financial data for 2000 provided above compared to the financial statements for 2000 audited by Arthur Andersen LLP show an increase in our gross profit, operating income and net income by $0.4 million and an increase in our working capital and total assets by $0.4 million, and our unaudited financial data for 2001 provided above compared to the financial statements for 2001 audited by Arthur Andersen LLP show a decrease in our gross profit, operating income and net income by $3.3 million and a decrease in our working capital and total assets by $3.3 million.

(2)	Restructuring charges include (i) $0.4 million in 2000 primarily for fixed asset writedowns; (ii) $1.1 million in 2001 primarily for severance related to the closure of several facilities; (iii) $2.1 million in 2002 for costs associated with the closure of our El Paso, Texas facility, including the write-off of fixed assets and facility exit costs and severance; and (iv) $0.2 million in 2003 for costs associated with the relocation of our cord operations from our Waukegan, Illinois facility to Miami, Florida. Income of $0.2 million recorded in 2004 reflects the reversal of accruals recorded in prior years, which were deemed no longer necessary.

(3)	Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under this statement, we no longer amortize goodwill.

(4)	Our shareholders have elected that Coleman Cable be treated as an S corporation for federal and, where applicable, state income tax purposes. Accordingly, our shareholders are responsible for all federal and substantially all state income tax liabilities arising out of our operations. Dividends are paid to shareholders at amounts that approximate the shareholders’ current tax liability arising from their ownership in the company. In December 2001, we formed a subsidiary that is a C corporation, and as such, is subject to federal and state income tax.

(5)	EBITDA represents net income (loss) before interest expense, income tax expense and depreciation and amortization expense. EBITDA is a performance and liquidity measure used by our management, and we believe is commonly reported and widely used by investors and other interested parties, as a measure of a company’s operating performance and ability to incur and service debt. Our management believes that EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that are used by our internal decision makers for evaluation and planning purposes, including the preparation of annual operating budgets and the determination of levels of operating and capital investments. In particular, our management believes that EBITDA is a meaningful measure because it allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, our management believes that the inclusion of items such as taxes, interest expense and interest income can make it more difficult to identify and assess operating trends affecting our business and industry. Furthermore, our management believes that EBITDA is a performance measure that provides investors, securities analysts and other interested parties with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. Finally, EBITDA also closely tracks Consolidated EBITDA, a liquidity measurement that is used in calculating financial covenants in both our senior secured credit facility and the indenture for our senior notes.
EBITDA’s usefulness as a performance measure is limited by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. Since our C corporation subsidiary is subject to state and federal income taxes, any measure that excludes tax expense has material limitations.
Due to these limitations, we do not use EBITDA as our only performance and liquidity measures, nor should you. We also use, and recommend that you consider, net income in accordance with generally accepted accounting principles (“GAAP”) as a measure of performance or cash flows from operating activities in accordance with GAAP as a measure of liquidity.

The following is a reconciliation of net income (loss), as determined in accordance with GAAP, to EBITDA.

						Three Months
	Year Ended December 31,					Ended March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands)
Net income (loss)	$(3,881)	$(2,898)	$3,770	$5,052	$(9,007)	$2,704	$60
Interest expense, net	17,234	15,068	11,563	10,087	11,252	2,459	3,657
Income tax expense	—	—	1,420	1,558	3,092	619	516
Depreciation and amortization expense(6)	8,338	7,176	5,917	5,603	5,398	1,381	1,219

EBITDA	$21,691	$19,346	$22,670	$22,300	$10,735	$7,163	$5,452

The following is a reconciliation of cash flow from operating activities, as determined in accordance with GAAP, to EBITDA.

						Three Months
	Year Ended December 31,					Ended March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands)
Net cash flow from operating activities	$(6,169)	$12,786	$13,062	$16,770	$(10,067)	$(6,241)	$2,040
Interest expense, net	17,234	15,068	11,563	10,087	11,252	2,459	3,657
Income tax expense	—	—	1,420	1,558	3,092	619	516
Loss on early extinguishment of debt	—	—	—	—	(13,923)	—	—
Deferred income tax assets and liabilities	—	—	(846)	338	18	—	5
Gain (loss) on sale of fixed assets	—	12	(1,467)	60	13	1	(5)
Stock-based compensation	—	—	—	—	(1,648)	—	—
Changes in operating assets and liabilities	13,191	(5,939)	70	(5,238)	22,857	10,650	(827)
Non-cash interest income	175	191	338	227	245	56	66
Non-cash interest expense	(2,740)	(2,772)	(1,470)	(1,502)	(1,104)	(381)	—

EBITDA	$21,691	$19,346	$22,670	$22,300	$10,735	$7,163	$5,452

EBITDA includes the effects of restructuring charges, bad debt write off (recovery) related to the bankruptcy of a major customer, a special bonus to certain members of senior management and a loss on early extinguishment of debt. Restructuring charges are described in footnote (2) above. In addition, 2001 EBITDA reflects a bad debt write off of $0.9 million; 2003 EBITDA reflects a bad debt recovery of $0.1 million; and 2004 EBITDA reflects a bad debt recovery of $0.3 million, a special senior management bonus of $3.0 million and a loss on early extinguishment of debt of $13.9 million. Changes in operating assets and liabilities excludes amortization of debt issuance costs, which is included in interest expense, net.

(6)	Depreciation and amortization expense does not include amortization of debt issuance costs, which is included in interest expense.

(7)	For the purpose of these computations, earnings have been calculated by adding fixed charges less capitalized interest, income in earnings of affiliates and minority interest to income before taxes, plus amortization of capitalized interest. Fixed charges include gross interest expense, amortization of deferred debt issuance costs and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor. Earnings as defined were not sufficient to cover fixed charges by $3.9 million, $2.9 million and $5.9 million in the fiscal years ending 2000, 2001 and 2004, respectively.

(8)	Pro forma ratio of earnings to fixed charges includes the impact of borrowing from our senior secured revolving credit facility as well as the Notes as if both transactions had occurred on January 1, 2004, since we completed the transactions as part of a single plan of refinancing. Earnings as defined were not sufficient to cover fixed charges on a pro forma basis by $8.8 million in the 2004 fiscal year.

(9)	Net of unamortized discount of $3.3 million as of December 31, 2000, $2.9 million as of December 31, 2001, $2.4 million as of December 31, 2002 and $2.0 million as of December 31, 2003.

(10)	Adjusted total debt is a non-GAAP financial measure that we define as total debt, net of cash and cash equivalents, less a capital lease obligation, payment of which is secured by our Municipal Authority of Westmoreland County, Pennsylvania zero coupon bonds, which will accrete to a value of $5.7 million at maturity in July 2012. See Note 6 of Notes to Consolidated Financial Statements for more information regarding the capital lease obligation.
       Adjusted total debt is used by our management, and we believe is useful to investors, as a measure of our total leverage given that the proceeds from the zero coupon bond are dedicated to and expected to satisfy in full this capital lease obligation. See “Description of Certain Indebtedness.” Adjusted total debt should not be considered as an alternative measure of total debt determined under GAAP.
       The following is a reconciliation of total debt, as determined in accordance with GAAP, to adjusted total debt.

	As of December 31,					As of March 31,

	2000(1)	2001(1)	2002	2003	2004	2005

	(In thousands)
Total debt(9)	$133,082	$127,933	$118,920	$106,768	$159,727	$158,170
Cash and cash equivalents	109	61	45	49	1,034	45
Capital lease obligation	5,700	5,700	5,700	5,700	5,700	5,700

Adjusted total debt	$127,273	$122,172	$113,175	$101,019	$152,993	$152,425

RISK FACTORS
      You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before deciding to participate in the exchange offer. Any of the following risks could have a material adverse effect on our business, financial condition, results or operations, cash flow or ability to make payments on the Notes.
Risks Related to the Exchange Offer

Holders that do not exchange their Old Notes hold restricted securities, which may restrict their ability to sell their Old Notes.
      If you do not exchange your Old Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your Old Notes. The restrictions on transfer of your Old Notes arise because we issued the Old Notes in a transaction not subject to the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer to sell the Old Notes if they are registered under the Securities Act and applicable state securities laws or offered or sold pursuant to an exemption from those requirements. If you are still holding any Old Notes after the expiration date of the exchange offer and the exchange offer has been consummated, you will not be entitled to have those Old Notes registered under the Securities Act or to any similar rights under the registration rights agreement, subject to limited exceptions, if applicable. After the exchange offer is completed, we will not be required, and we do not intend, to register the Old Notes under the Securities Act, other than in limited circumstances. In addition, if you exchange your Old Notes in the exchange offer for the purpose of participating in a distribution of the New Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent Old Notes are tendered and accepted in the exchange offer, the trading market, if any, for the Old Notes would likely become less liquid.

You must comply with the procedures of the exchange offer or you will be unable to receive New Notes.
      You are responsible for complying with all exchange offer procedures. If you do not comply with the exchange offer procedures, you will be unable to obtain the New Notes.
      We will issue New Notes in exchange for your Old Notes only after we have timely received your Old Notes, along with a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your Old Notes in exchange for New Notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent has any duty to inform you of any defects or irregularities in the tender of your Old Notes for exchange. The exchange offer will expire at 5:00 p.m., New York City time, on September 6, 2005, or on a later extended date and time as we may decide. See “The Exchange Offer — Procedures For Tendering Old Notes.”

Even if you obtain the New Notes in exchange for your Old Notes, your ability to transfer the New Notes may be restricted.
      Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, we believe that you may offer for resale, resell and otherwise transfer the New Notes without compliance with the registration and prospectus delivery requirements of the Securities Act, subject to certain limitations. These limitations include that you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, that you acquired your New Notes in the ordinary course of your business and that you are not engaging in and do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of your New Notes. However, we have not requested a no-action letter from the Commission regarding this exchange offer and the Commission might not make a similar determination with respect to this exchange offer. If you are an affiliate of ours, are engaged in or intend to engage in, or have any arrangement or understanding with respect to, a distribution of the New Notes to be acquired in the exchange offer, you will be subject to additional limitations. See “The Exchange Offer — Resales of the New Notes.”

Risks Related to the Notes and our Other Indebtedness

We have significant indebtedness outstanding and may be able to incur additional indebtedness that could negatively affect our business and prevent us from satisfying our obligations under the Notes and our other indebtedness.
      We have a significant amount of indebtedness. On March 31, 2005, we had approximately $158.1 million of indebtedness. We will be required to make payments of principal and interest on our currently existing indebtedness of $13.1 million in the twelve months ending March 31, 2006, $38.7 million in the twenty-four months ending March 31, 2008, $21.0 million in the twenty-four months ending March 31, 2010 and $146.6 million thereafter.
      Our high level of indebtedness could have important consequences to our debt holders, including the following:

•	it may be difficult for us to satisfy our obligations with respect to the Notes, our senior secured revolving credit facility and our other indebtedness;

•	our ability to obtain additional financing for working capital, capital expenditures, potential acquisition opportunities or general corporate or other purposes may be impaired;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, reducing the funds available to us for other purposes;

•	it may place us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged; and

•	we may be more vulnerable to economic downturns, may be limited in our ability to respond to competitive pressures and may have reduced flexibility in responding to changing business, regulatory and economic conditions.
      Our ability to satisfy our debt obligations will depend upon, among other things, our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is, to a large extent, dependent on economic, financial, competitive and other factors beyond our control. If, in the future, we cannot generate sufficient cash from operations to make scheduled payments on the Notes or to meet our other obligations, we will need to refinance our existing debt, obtain additional financing or sell assets. Our business may not be able to generate cash flow or we may not be able to obtain funding sufficient to satisfy our debt service requirements.
      If we fail to satisfy our obligations under our senior secured indebtedness, we will be in default and the senior secured lenders would have the right to foreclose on our assets securing the senior secured indebtedness. In that event, we would no longer have the assets necessary to operate our business as a going concern and we would likely be unable to generate income with which to repay our other indebtedness, including the Notes.
      In addition, we may be able to incur substantial additional indebtedness in the future, which may increase the risks described above. Although the terms governing our senior secured revolving credit facility and the indenture governing these Notes contain restrictions on the incurrence of additional indebtedness, indebtedness incurred in compliance with these restrictions could be substantial. For example, we may borrow additional amounts to fund our capital expenditures and working capital needs or to finance future acquisitions. The incurrence of additional indebtedness could make it more likely that we will experience some or all of the risks associated with substantial indebtedness.

The holders of Notes, which are unsecured and effectively subordinated to all of our and our subsidiary guarantors’ secured indebtedness, would in all likelihood recover ratably less than the lenders of the secured indebtedness in the event of our bankruptcy, liquidation or dissolution.
      The Notes are not secured. The Notes are effectively subordinated to our and our subsidiaries’ secured indebtedness to the extent of the value of the assets securing that indebtedness. The holders of the Notes would in all likelihood recover ratably less than the lenders of our and our subsidiaries’ secured indebtedness in the event of our bankruptcy, liquidation or dissolution. As of March 31, 2005, we had approximately $38.1 million of secured indebtedness. As limited by the borrowing base, we could have borrowed up to an additional $33.2 million of secured indebtedness under our senior secured revolving credit facility.
      In addition, the Notes are structurally subordinated to all of the liabilities and other obligations of any subsidiaries that do not guarantee the Notes. In the event of a bankruptcy, liquidation or dissolution of any non-guarantor subsidiaries, holders of their indebtedness, their trade creditors and holders of their preferred equity will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us.

Restrictions in the indenture governing the Notes and in our other outstanding debt instruments could limit our ability to engage in activities that may be in our long-term best interests. The failure to comply with these restrictions could result in the acceleration of the related debt and we may not have sufficient funds to make the accelerated payments.
      The indenture governing the Notes contains financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. These covenants limit our ability, among other things, to:

•	incur additional indebtedness;

•	make restricted payments;

•	create liens;

•	pay dividends;

•	consolidate, merge or sell substantially all of our assets;

•	enter into sale and leaseback transactions; and

•	enter into transactions with affiliates.
      These covenants are subject to important exceptions and qualifications, which are described in this prospectus under “Description of the New Notes — Certain Covenants.” In addition, our senior secured revolving credit facility contains financial and other restrictive covenants, which also are subject to important exceptions and qualifications. We may not be able to comply in the future with these covenants as a result of events beyond our control, such as prevailing economic, financial and industry conditions. Our failure to comply with the obligations contained in the indenture or senior credit facility could result in an event of default that, if not cured or waived, would permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-default or cross-acceleration provisions. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.
      Our ability to make payments on and to refinance our indebtedness and to fund capital expenditures and other obligations will depend on our ability to generate cash in the future, which is dependent on our successful financial and operating performance and on our ability to successfully implement our business strategy. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We may not have the ability to repurchase the Notes upon a change of control as required by the indenture governing the Notes.
      Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding Notes at 101% of the principal amount plus accrued and unpaid interest to the date of repurchase. We may not have sufficient funds to make the required repurchase in cash at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Notes in cash may be limited by law or the terms of other agreements relating to our debt outstanding at the time. If we fail to repurchase any Notes submitted in a change of control offer, it would constitute an event of default under the indenture, which could, in turn, constitute an event of default under our other debt instruments, even if the change of control itself would not cause a default. See “Description of the New Notes — Change of Control.”

Federal and state statutes allow courts, under specific circumstances, to void the guarantees of the Notes and require the holders of the Notes to return payments received from the guarantors.
      The guarantees of the Notes may be subject to review under U.S. federal bankruptcy law if a guarantor becomes subject to a bankruptcy proceeding or under state fraudulent transfer laws if the enforceability of the guarantees is contested by a creditor of a guarantor. In applying these laws, if a court were to find that at the time the guarantor issued the guarantee of the Notes:

•	it issued the guarantee to delay, hinder or defraud present or future creditors; or

•	it received less than reasonably equivalent value or fair consideration for issuing the guarantee at the time it issued the guarantee, and it was insolvent or rendered insolvent by reason of issuing the guarantee, and the application of the proceeds, if any, of the guarantee; or

•	it was engaged, or about to engage, in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

•	it intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature; or

•	it was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment, the judgment is unsatisfied;
then the court could void the obligations under the guarantee, subordinate the guarantee of the Notes to that guarantor’s other debt or take other action detrimental to holders of the Notes.
      The measures of insolvency for purposes of bankruptcy and fraudulent transfer laws vary depending upon the law of the jurisdiction that is being applied in any proceeding to determine whether a fraudulent transfer had occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.
      A court would choose the standard to use to determine whether a guarantor was solvent at the relevant time. Regardless of the standard that the court uses, the issuance of the guarantees could be voided or the guarantees could be subordinated to the guarantors’ other debt. The guarantee could also be subject to the claim that, because the guarantee was incurred for the benefit of Coleman Cable, Inc., and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantee, subordinate the guarantee to the applicable guarantor’s other debt, or take other action detrimental to holders of the Notes.

If an active trading market does not develop for the Notes, you may not be able to resell them.
      The Notes have no established trading market. We do not intend to apply for listing of the Notes on any securities exchange or for quotation of the Notes on any automated dealer quotation system. The Old Notes are eligible for trading in the PORTAL Market, and although we expect the New Notes to be eligible for trading in the PORTAL Market, it is possible that an active trading market will not develop for the New Notes. The initial purchaser of the Old Notes has made a market in the Old Notes and has informed us that it currently intends to make a market in the New Notes. The initial purchaser, however, is not obligated to do so and may discontinue any such market making at any time without notice. If no active trading market develops, the market price and liquidity of the Notes may be reduced, and you may not be able to resell your Notes at their fair market value or at all. The market price and liquidity of the Notes will depend on various factors, including our ability to effect the exchange offer, prevailing interest rates, the number of holders of the Notes, the interest of securities dealers in making a market for the Notes, the overall market for high-yield securities, our operating results and financial performance, and the prospects for companies in our industry generally. Accordingly, it is possible that a market or liquidity will not develop for the Notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused price volatility in securities similar to the Notes independent of operating and financial performance of the issuers of these securities. The market for the Notes, if any, may be subject to similar disruptions, and these disruptions may impede your ability to resell the Notes.
      We are required to commence an exchange offer for the Old Notes, or to register sales of the Old Notes under the Securities Act, within certain time periods as described under “Exchange Offer; Registration Rights.” The exchange offer might not occur within the required time period or whether an active trading market for the Notes will develop. If we do not comply with our registration obligations with respect to the Notes in a timely manner, we will be obligated to pay additional cash interest on the Notes.
Risks Related to Our Business

Disruptions in the supply of copper and other raw materials used in our products could cause us to be unable to meet customer demand, which could result in the loss of customers and net sales.
      Copper is the primary raw material that we use to manufacture our products. Other significant raw materials that we use are plastics, such as polyethylene and polyvinyl chloride, aluminum, linerboard and wood reels. There are a limited number of domestic and foreign suppliers of copper and these other raw materials. We typically have supplier agreements with terms of one to two years for our raw material needs that do not require us to purchase a minimum amount of these raw materials. If we are unable to maintain good relations with our suppliers or if there are any business interruptions at our suppliers, we may not have access to a sufficient supply of raw materials. If we lose one or more key suppliers and are unable to locate an alternative supply, we may not be able to meet customer demand, which could result in the loss of customers and net sales.

Fluctuations in the price of copper and other raw materials, as well as fuel and energy, and increases in freight costs could increase our cost of goods sold and reduce our profitability.
      The prices of copper and our other significant raw materials, as well as fuel and energy costs, are subject to considerable volatility. Our agreements with our suppliers generally require us to pay market price for raw materials at the time of purchase. As a result, volatility in these prices can result in significant fluctuations in our cost of goods sold. Although we attempt to adjust the price of our products to reflect significant changes in raw material costs, we may be unable to do so. If the cost of raw materials increases and we are unable to increase the prices of our products, or offset those cost increases with cost savings in other parts of our business, our profitability would be reduced. We generally do not engage in activities to hedge the price of our raw materials. In addition, we pay the freight costs on certain customer orders. In the event that freight costs increase substantially, due to fuel surcharges or otherwise, our profitability would decline.

The markets for our products are highly competitive, and our inability to compete with other manufacturers in the wire and cable industry could harm our net sales and profitability.
      The markets for wire and cable products are highly competitive. We compete with at least one major competitor with respect to each of our business lines. Many of our products are made to industry specifications and may be considered fungible with our competitors’ products. Accordingly, we are subject to competition in many of our markets primarily on the basis of price. We must also be competitive in terms of quality, availability, payment terms and customer service. We are facing increased competition from products manufactured in foreign countries that in many cases are comparable in terms of quality but are offered at lower prices. For example, in 2003 we experienced a decline in net sales due principally to the loss of several customers who opted for foreign sourcing, where labor costs are lower. Unless we can produce our products at competitive prices or purchase comparable products from foreign sources on favorable terms, we may experience a decrease in our net sales and profitability. Some of our competitors have greater resources, financial and otherwise, than we do and may be better positioned to invest in manufacturing and supply chain efficiencies and product development. We may not be able to compete successfully with our existing competitors or with new competitors.

We face pricing pressure in each of our markets, and our inability to continue to achieve operating efficiency and productivity improvements in response to pricing pressure may result in lower margins.
      We face pricing pressure in each of our markets as a result of significant competition and industry over-capacity, and price levels for many of our products (after excluding price adjustments related to the increased cost of copper) have declined over the past few years. We expect pricing pressure to continue for the foreseeable future. A component of our business strategy is to continue to achieve operating efficiencies and productivity improvements with a focus on lowering purchasing, manufacturing and distribution costs. We may not be successful in lowering our costs. In the event we are unable to lower these costs in response to pricing pressure, we may experience lower margins and decreased profitability.

We are dependent upon a number of key customers. If they were to cease purchasing our products, our net sales and profitability would likely decline.
      We are dependent upon a number of key customers, although none of our customers accounted for more than 5% of our net sales for the year ended December 31, 2004. Our customers can cease buying our products at any time. They can also sell products that compete with our products. The loss of one or more key customers, or a significant decrease in the volume of products they purchase from us, could result in a drop in our net sales and a decline in our profitability. In addition, a disruption or a downturn in the business of one or more key customers could reduce our sales and could reduce our liquidity if we were unable to collect amounts they owe us.

Growth through acquisitions is a significant part of our strategy and we may not be able to successfully identify, finance or integrate acquisitions in order to grow our business.
      Growth through acquisitions has been, and is expected to continue to be, a significant part of our strategy. We regularly evaluate possible acquisition candidates. We may not be successful in identifying, financing and closing acquisitions on favorable terms. Potential acquisitions may require us to obtain additional financing, and such financing may not be available on terms acceptable to us, or at all. Further, we may not be successful in integrating any such acquisitions that are completed. Integration of any such acquisitions may require substantial management, financial and other resources and may pose risks with respect to production, customer service and market share of existing operations. In addition, we may acquire businesses that are subject to technological or competitive risks, and we may not be able to realize the benefits expected from such acquisitions.

If we are unable to retain senior management and key employees, we may experience operating inefficiencies and increased costs, resulting in diminished profitability.
      Our success has been largely dependent on the skills, experience and efforts of our senior management and key employees. The loss of any of our senior management or other key employees could result in operation inefficiencies and increased costs. We may be unable to find qualified replacements for these individuals if their services were no longer available, and if we do identify replacements, the integration of those replacements may be disruptive to our business.
      Our credit facility provides that a change of control under the credit facility will occur if either Mr. Yetman ceases to be our Chief Executive Officer or Mr. Burger ceases to be our Chief Financial Officer and in each case a successor acceptable to the agent under the credit facility is not appointed within 180 days. A change of control would constitute an event of default under the credit facility, entitling the lenders to declare all obligations due and payable.

Advancing technologies, such as fiber optic and wireless technologies, may make some of our products less competitive and reduce our net sales.
      Technological developments could cause our net sales to decline. For example, a significant decrease in the cost and complexity of installation of fiber optic systems or a significant increase in the cost of copper-based systems could make fiber optic systems superior on a price performance basis to copper systems and could have a material adverse effect on our business. Also, advancing wireless technologies, as they relate to network and communication systems, may reduce the demand for our products by reducing the need for premises wiring.

Some of our employees belong to a labor union and certain actions by such employees, such as strikes or work stoppages, could disrupt our operations or cause us to incur costs.
      As of December 31, 2004, we employed 917 persons, approximately 30% of whom are covered by a collective bargaining agreement, which expires on December 21, 2006. If unionized employees were to engage in a concerted strike or other work stoppage, if other employees were to become unionized, or if we are unable to negotiate a new collective bargaining agreement when the current one expires, we could experience a disruption of operations, higher labor costs or both. A strike or other disruption of operations or work stoppage could reduce our ability to manufacture quality products for our customers in a timely manner.

We may be unable to raise additional capital to meet capital expenditure needs if our operations do not generate sufficient funds to do so.
      Our business is expected to have continuing capital expenditure needs. While we anticipate that our operations will generate sufficient funds to meet our capital expenditure needs for the foreseeable future, we may not be able to gain access to additional capital, if needed, particularly in view of competitive factors and industry conditions. In addition, recent increases in the cost of copper have increased our working capital requirements. If we are unable to obtain additional capital, or unable to obtain additional capital on favorable terms, our liquidity may be diminished and we may be unable to effectively operate our business.

Our principal shareholders could exercise their influence over us to your detriment.
      Two of the non-executive members of our Board of Directors, David Bistricer and Nachum Stein, and their affiliates own a substantial majority of our common stock. Mr. Bistricer beneficially owns 9,021 shares, or 22.1%, and Mr. Stein owns 18,042 shares, or 44.2%, of our outstanding common stock. By virtue of their stock ownership, they can determine the outcome of matters required to be submitted to the shareholders for approval, including the election of our directors and the approval of mergers, consolidations and the sale of all or substantially all of our assets. The interests of Messrs. Bistricer and Stein may differ from the interests of our debt holders, and accordingly, they may take actions that may not be in the debt holders’ interest. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the nature of their interests as equity owners might conflict with the interests of our debt holders. In addition, equity owners may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to our debt holders.

Disruption in the importation of our raw materials and products and the risks associated with international operations could cause our operating results to decline.
      We source certain raw materials and products from outside the United States. Foreign material purchases expose us to a number of risks, including unexpected changes in regulatory requirements and tariffs, possible difficulties in enforcing agreements, exchange rate fluctuations, difficulties in obtaining import licenses, economic or political instability, embargoes, exchange controls or the adoption of other restrictions on foreign trade. Although currently we do not manufacture any products outside of the United States, to the extent we decide to establish foreign manufacturing facilities, our non-U.S. manufacturing sales would be subject to similar risks. Further, imports of raw materials and products are subject to unanticipated transportation delays that affect international commerce.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Some of the statements in this prospectus are forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “potential”, “predict”, “should”, or “will”, or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.
      We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	fluctuations in the supply or price of copper and other raw materials;

•	increased competition from other wire and cable manufacturers, including foreign manufacturers;

•	pricing pressures causing margins to decrease;

•	general economic conditions and changes in the demand for our products by key customers;

•	failure to identify, finance or integrate acquisitions; and

•	other risks and uncertainties, including those described under “Risk Factors.”
      Given these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any of these statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments.
THE EXCHANGE OFFER
Purpose and Effect of the Exchange Offer
      In connection with the sale of the Old Notes, we entered into a registration rights agreement with the initial purchaser, pursuant to which we agreed to file and use our reasonable best efforts to cause to become effective with the Commission a registration statement with respect to the exchange of the Old Notes for the New Notes. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. Unless the context requires otherwise, the term “holder” means any person in whose name Old Notes are registered on the books of Coleman Cable, Inc., or any other person who has obtained a properly completed bond power from the registered holder, or any participant in the Depository Trust Company (“DTC”) whose name appears on a security position listing as a holder of Old Notes (which, for purposes of the exchange offer, include beneficial interests in the Old Notes held by direct or indirect participants in DTC and Old Notes held in definitive form).

      By tendering Old Notes in exchange for New Notes, each holder represents to us that:

•	any New Notes to be received by the holder are being acquired in the ordinary course of the holder’s business;

•	the holder has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of New Notes in violation of the provisions of the Securities Act;

•	the holder is not an “affiliate” of Coleman Cable, Inc. (within the meaning of Rule 405 under the Securities Act), or if the holder is an affiliate, that the holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	the holder has full power and authority to tender, exchange, sell, assign and transfer the tendered Old Notes;

•	we will acquire good, marketable and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances; and

•	the Old Notes tendered for exchange are not subject to any adverse claims or proxies.
      Each tendering holder also warrants and agrees that it will, upon request, execute and deliver any additional documents deemed by us or the exchange agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the Old Notes tendered pursuant to the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes pursuant to the exchange offer, where the Old Notes were acquired by the broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See the section “Plan of Distribution.”
      The exchange offer is not being made to, and we will not accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of the New Notes would be in violation of the securities or blue sky laws of that jurisdiction.
Terms of the Exchange Offer
      We hereby offer, upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal, to exchange $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes, properly tendered before the expiration date and not properly withdrawn according to the procedures described below. Holders may tender their Old Notes in whole or in part in integral multiples of $1,000 principal amount.
      The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that:

•	the New Notes have been registered under the Securities Act and, therefore, are not subject to the restrictions on transfer applicable to the Old Notes; and

•	holders of New Notes will not be entitled to some of the rights of holders of the Old Notes under the registration rights agreement.
      The New Notes evidence the same indebtedness as and replace the Old Notes, and will be issued pursuant to, and entitled to the benefits of, the indenture.
      The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. We reserve the right in our sole discretion to purchase or make offers for any Old Notes that remain outstanding after the expiration date or, as described under the heading “— Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. As of the date of this prospectus, $120.0 million aggregate principal amount of Old Notes is outstanding.

      Holders of Old Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Old Notes that are not tendered for, or are tendered but not accepted in connection with, the exchange offer will remain outstanding. See the discussion under the heading “Risk Factors — Risks Related to the Exchange Offer — You must comply with the procedures of the exchange offer or you will be unable to receive New Notes.”
      If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of particular other events described in this prospectus or otherwise, certificates for the unaccepted Old Notes will be returned, without expense, to the tendering holder promptly after the expiration date.
      Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes for the exchange of the Old Notes in the exchange offer. We will pay all charges and expenses in connection with the exchange offer, other than specified applicable taxes. See the heading “— Fees and Expenses.”
      We make no recommendation to the holders of Old Notes as to whether to tender or refrain from tendering all or any portion of their Old Notes in the exchange offer. In addition, we have not authorized anyone to make a recommendation in connection with the exchange offer. Holders of Old Notes must make their own decision as to whether to tender in the exchange offer, and, if so, the aggregate amount of Old Notes to tender, after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, and based on their financial positions and requirements.
Expiration Date; Extensions; Amendments
      The term “expiration date” shall mean 5:00 p.m., New York City time, on September 6, 2005, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.
      If we extend the exchange offer, we will notify the exchange agent of any extension by oral notice (confirmed in writing) or written notice and will publicly announce the extension prior to 9:00 a.m., New York City time, on the next business day after each previously scheduled expiration date.
      We reserve the right in our sole discretion, subject to applicable law, at any time and from time to time:

•	to terminate the exchange offer (whether or not any Old Notes have already been accepted for exchange) if we determine, in our sole discretion, that any of the events or conditions referred to under the heading “— Conditions to the Exchange Offer” has occurred or exists or has not been satisfied;

•	to require that such holder is to acquire New Notes in the ordinary course of such holder’s business;

•	to extend the expiration date, delay the acceptance of the Old Notes and retain all Old Notes tendered pursuant to the exchange offer, subject, however, to the right of holders of the Old Notes to withdraw their tendered Old Notes as described under the heading “— Withdrawal Rights”; and

•	to waive any condition or otherwise amend the terms of the exchange offer in any respect.
      If we amend the exchange offer in a manner that we determine constitutes a material change, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
      Any delay in acceptance, termination, extension or amendment will be followed promptly by oral or written notice thereof to the exchange agent (any such oral notice to be promptly confirmed in writing) and by making a public announcement, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement, and subject to applicable laws, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

Acceptance for Exchange and Issuance of New Notes
      Upon the terms and subject to the conditions of the exchange offer, we will exchange, and will issue to the exchange agent, New Notes for Old Notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under the heading “— Withdrawal Rights”) promptly after the expiration date.
      In all cases, delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	Old Notes or a book-entry confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC;

•	the letter of transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees; and

•	any other documents required by the letter of transmittal.
      Accordingly, the delivery of New Notes might not be made to all tendering holders at the same time, and will depend upon when Old Notes or book-entry confirmations with respect to Old Notes and other required documents are received by the exchange agent. The term “book-entry confirmation” means a timely confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC.
      Subject to the terms and conditions of the exchange offer, we will be deemed to have accepted for exchange, and thereby exchanged, Old Notes validly tendered and not withdrawn as, if and when we give oral or written notice to the exchange agent (any such oral notice to be promptly confirmed in writing) of our acceptance of such Old Notes for exchange pursuant to the exchange offer. Our acceptance for exchange of Old Notes tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer. The exchange agent will act as agent for us for the purpose of receiving tenders of Old Notes, letters of transmittal and related documents, and as agent for tendering holders for the purpose of receiving Old Notes, letters of transmittal and related documents and transmitting New Notes to holders who validly tendered Old Notes. Any exchange will be made promptly after the expiration date of the exchange offer. If for any reason the acceptance for exchange or the exchange of any Old Notes tendered pursuant to the exchange offer is delayed (whether before or after our acceptance for exchange of Old Notes), or we extend the exchange offer or are unable to accept for exchange or exchange Old Notes tendered pursuant to the exchange offer, then, without prejudice to our rights set forth in this prospectus and in the letter of transmittal, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Old Notes and the Old Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under the heading “— Withdrawal Rights.”
Procedures for Tendering Old Notes

Valid Tender
      Except as set forth below, in order for Old Notes to be validly tendered pursuant to the exchange offer, either:

•	a properly completed and duly executed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must be received by the exchange agent at the address set forth under the heading “— Exchange Agent” prior to the expiration date, and tendered Old Notes must be received by the exchange agent, or such Old Notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation must be received by the exchange agent, in each case prior to the expiration date; or

•	the guaranteed delivery procedures set forth below must be complied with.
      If less than all of the Old Notes are tendered, a tendering holder should fill in the amount of Old Notes being tendered in the appropriate box on the letter of transmittal. The entire amount of Old Notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

      If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing. Unless waived by us, evidence satisfactory to us of such person’s authority to so act must also be submitted.
      Any beneficial owner of Old Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if the beneficial holder wishes to participate in the exchange offer.
      The method of delivery of Old Notes, the letter of transmittal and all other required documents is at the option and sole risk of the tendering holder. Delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery and proper insurance should be obtained. No letter of transmittal or Old Notes should be sent to Coleman Cable, Inc. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for them.

Book-Entry Transfer
      The exchange agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s book-entry transfer facility system may make a book-entry delivery of Old Notes by causing DTC to transfer the Old Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfers. However, although delivery of Old Notes may be effected by book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal (or facsimile thereof), properly completed and duly executed, any required signature guarantees and any other required documents must in any case be delivered to and received by the exchange agent at its address set forth under the heading “— Exchange Agent” prior to the expiration date, or the guaranteed delivery procedure set forth below must be complied with.
Delivery of documents to DTC does not constitute delivery to the exchange agent.

Signature Guarantees
      Old Notes need not be endorsed and signature guarantees on a letter of transmittal or a notice of withdrawal, as the case may be, are unnecessary unless: (1) the Old Notes are registered in a name other than that of the person surrendering the certificate; or (2) a registered holder completes the box entitled “Special Delivery and Issuance Instructions” in the letter of transmittal.
      In the case of (1) or (2) above, Old Notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the letter of transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an “eligible guarantor institution,” including (as such terms are defined therein): (a) a bank, (b) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer, (c) a credit union, (d) a national securities exchange, registered securities association or clearing agency or (e) a savings association that is a participant in a Securities Transfer Association.

Guaranteed Delivery
      If a holder desires to tender Old Notes pursuant to the exchange offer and the certificates for such Old Notes are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, such Old Notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

•	such tenders are made by or through an eligible guarantor institution;

•	prior to the expiration date, the exchange agent receives from such eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form accompanying the letter of transmittal, setting forth the name and address of the holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent. The notice of guaranteed delivery may be delivered by hand, or transmitted by facsimile or mail to the exchange agent and must include a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

•	all tendered Old Notes, or book-entry confirmation, in proper form for transfer, together with a properly completed and duly executed letter of transmittal, with any required signature guarantees and any other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Determination of Validity
      All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered Old Notes will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the right, in our sole discretion, to reject any and all tenders that we determine not to be in proper form or the acceptance for exchange of which may, in the view of our counsel, be unlawful. We also reserve the right, subject to applicable law, to waive any defect or irregularity in any tender of Old Notes of any particular holder.
      Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and its instructions) will be final and binding on all parties. No tender of Old Notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. None of Coleman Cable, Inc., any of our affiliates, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.
Resales of the New Notes
      Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties unrelated to us, we believe that holders of Old Notes who exchange their Old Notes for New Notes may offer for resale, resell and otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act. This would not apply, however, to any holder that is a broker-dealer that acquired Old Notes as a result of market-making activities or other trading activities or directly from us for resale under an available exemption under the Securities Act. Also, resale would only be permitted for New Notes:

•	that are acquired in the ordinary course of a holder’s business;

•	where the holder has no arrangement or understanding with any person to participate in the distribution of such New Notes; and

•	where the holder is not an “affiliate” of Coleman Cable, Inc.
      The staff of the Commission has not considered the exchange offer in the context of a no-action letter, and there can be no assurance that the staff of the Commission would make a similar determination with respect to the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes under the exchange offer, where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution.”
Withdrawal Rights
      Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to the expiration date of the exchange offer. In order for a withdrawal to be effective, the withdrawal must be in writing and timely received by the exchange agent at its address set forth under the heading “— Exchange Agent” prior to the expiration date. Any notice of withdrawal must specify the name of the person who tendered the Old Notes to be withdrawn, and, if such Old Notes have been tendered, the name of the registered holder of the Old Notes as set forth on the Old Notes, if different from that of the person who tendered such Old Notes. If certificates for Old Notes have been delivered or otherwise identified to the exchange agent, the notice of withdrawal must specify the serial numbers on the particular Old Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, except in the case of Old Notes tendered for the account of an eligible guarantor institution. If Old Notes have been tendered pursuant to the procedures for book-entry transfer set forth under the heading “— Procedures for Tendering Old Notes,” the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Old Notes and must otherwise comply with the procedures of DTC. Withdrawals of tenders of Old Notes may not be rescinded. Old Notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time prior to the expiration date of the exchange offer by following any of the procedures described above under the heading “— Procedures for Tendering Old Notes.”
      All questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices will be determined by us, in our sole discretion, which determination will be final and binding on all parties. None of Coleman Cable, Inc., any of our affiliates, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Old Notes that have been tendered but that are withdrawn will be returned to the holder promptly after withdrawal.
Conditions to the Exchange Offer
      If any of the following conditions has occurred or exists or has not been satisfied, as the case may be, prior to the expiration date, we will not be required to accept for exchange any Old Notes and will not be required to issue New Notes in exchange for any Old Notes:

•	a change in the current interpretation by the staff of the Commission that permits resale of New Notes as described above under the heading “— Resales of the New Notes”;

•	the institution or threat of an action or proceeding in any court or by or before any governmental agency or body with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	the adoption or enactment of any law, statute, rule or regulation that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	the issuance of a stop order by the Commission or any state securities authority suspending the effectiveness of the registration statement, or proceedings for that purpose;

•	failure to obtain any governmental approval that we consider necessary for the consummation of the exchange offer as contemplated hereby; or

•	any change or development involving a prospective change in our business or financial affairs has occurred that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer.

      If any of the foregoing events or conditions has occurred or exists or has not been satisfied, as the case may be, at any time prior to the expiration date, we may, subject to applicable law, at any time and from time to time, terminate the exchange offer (whether or not any Old Notes have already been accepted for exchange) or waive any such condition or otherwise amend the terms of the exchange offer in any respect. If such waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes. In this case, we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.
Exchange Agent
      Deutsche Bank Trust Company Americas has been appointed as the exchange agent. Delivery of the letter of transmittal and any other required documents, questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:
By facsimile (for eligible guarantor institutions only):
(615) 835-3701
Confirm by telephone:
(800) 735-7777

By Regular, Registered or Certified Mail:	By Hand:	By Overnight Courier:
DB Services Tennessee, Inc. Reorganization Unit P.O. Box 292737 Nashville, TN 37229-2731	Deutsche Bank Trust Company Americas C/O The Depository Trust Clearing Corporation 55 Water Street, 1st floor Jeannette Park Entrance New York, NY 10041	DB Services Tennessee, Inc. Corporate Trust & Agency Services Reorganization Unit 648 Grassmere Park Road Nashville, TN 37211 Attention: Security Holder Relations
      Delivery to other than the above address or facsimile number will not constitute a valid delivery.
Fees and Expenses
      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by our officers, directors or employees.
      We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of Old Notes, and in handling or tendering Old Notes for their customers.
      Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that if New Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Old Notes in connection with the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such transfer tax or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer tax will be billed directly to such tendering holder.

USE OF PROCEEDS
      The exchange offer is intended to satisfy certain obligations of Coleman Cable, Inc., under the registration rights agreement. We will not receive any proceeds from the issuance of the New Notes or the closing of the exchange offer.
      In consideration for issuing the New Notes as contemplated in this prospectus, we will receive in exchange an equal number of Old Notes in like principal amount. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes, except as otherwise described in the discussion under the heading “The Exchange Offer — Terms of the Exchange Offer.” The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any increase in our outstanding debt.
      We received proceeds of $116.5 million from the offering of the Old Notes, after deducting the initial purchaser’s discount and offering expenses payable by us for this offering and expenses related to our senior secured revolving credit facility. We used the proceeds, together with $27.8 million in borrowing under the credit facility, for the following purposes:

(In millions)
Repayment of borrowings under prior senior credit facility(1)	$78.0
Redemption of 15% subordinated notes due 2008	37.8
Payments related to 15% subordinated notes due 2008(2)	13.0
Distribution to shareholders and payment of a special bonus to certain members of senior management	15.5

Total	$144.3

(1)	Our former revolving credit facility originally was to mature on December 30, 2005 and had a weighted average interest rate on borrowings of 4.06% and a weighted average borrowing amount of $42.3 million for 2004 through the repayment date. The Term A and B Loans, originally due on December 31, 2005 and 2006, respectively, had a weighted average interest rate on borrowings of 4.42% and a weighted average borrowing amount of $31.3 million for 2004 through the repayment date.

(2)	Payments related to the 15% subordinated notes included a make-whole premium of $10.0 million and the cost of repurchasing the warrants issued in connection with those notes of $3.0 million. We also paid accrued interest of $1.3 million from June 30, 2004 to the redemption date of those notes.
RATIO OF EARNINGS TO FIXED CHARGES
      We have set forth below our ratio of earnings to fixed charges for each of the years in the five fiscal year period ended December 31, 2004 and for the three-month period ended March 31, 2005.

					Three Months
Year Ended December 31,					Ended
					March 31,
2000	2001	2002	2003	2004	2005

—	—	1.40	1.58	—	1.01
      For the purpose of these computations, earnings have been calculated by adding fixed charges less capitalized interest, income in earnings of affiliates, and minority interest to income before taxes, plus amortization of capitalized interest. Fixed charges include gross interest expense, amortization of deferred debt issuance costs and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor. Earnings as defined were not sufficient to cover fixed charges by $3.9 million, $2.9 million and $5.9 million in the fiscal years ending 2000, 2001 and 2004, respectively.

CAPITALIZATION
      The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2005 on a historical basis. This table should be read in conjunction with our consolidated financial statements, including the notes thereto, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness.”

As of
March 31,
2005

(In thousands)
Cash and cash equivalents	$45

Debt:
Senior secured revolving credit facility	$28,500
9 7/8% Senior Notes due 2012	120,000
Capital leases and other debt	9,670

Total debt	158,170
Shareholders’ equity	2,260

Total capitalization	$160,430

SELECTED CONSOLIDATED FINANCIAL DATA
      The following table sets forth selected consolidated financial data as of the dates and for the periods indicated. The financial data for each of the three years in the period ended December 31, 2004 have been derived from our audited consolidated financial statements and notes thereto, which have been audited by Deloitte & Touche LLP and are included in this prospectus. The financial data for the two years ended December 31, 2001 have been derived from our unaudited financial statements not included in this prospectus. The financial data for the three-month periods ended March 31, 2004 and 2005 have been derived from our unaudited financial statements, which are included in this prospectus. On January 1, 2002, we changed our method of valuing inventory to the FIFO method. Our financial statements for 2000 and 2001, which had been audited by Arthur Andersen LLP, have been restated to give effect to this change and are unaudited.
      The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in this prospectus.

						Three Months
	Year Ended December 31,					Ended March 31,

	2000(1)	2001(1)	2002	2003	2004	2004	2005

	(In thousands)
Statement of Operations Data:
Net sales	$244,789	$237,804	$243,492	$233,555	$285,792	$62,902	$74,761
Cost of goods sold	207,223	199,552	203,416	198,457	240,260	52,210	64,600

Gross profit	37,566	38,252	40,076	35,098	45,532	10,692	10,161
Selling, engineering, general and administrative expenses	22,525	23,764	21,239	18,262	26,475	4,910	5,923
Restructuring charges(2)	374	1,132	2,100	249	(190)	—	—
Goodwill amortization(3)	1,953	1,238	—	—	—	—	—

Operating income	12,714	12,118	16,737	16,587	19,247	5,782	4,238
Interest expense, net	17,234	15,068	11,563	10,087	11,252	2,459	3,657
Loss on early extinguishment of debt	—	—	—	—	13,923	—	5
Other income, net	(639)	(52)	(16)	(110)	(13)
Income tax expense(4)	—	—	1,420	1,558	3,092	619	516

Net income (loss)	$(3,881)	$(2,898)	$3,770	$5,052	$(9,007)	$2,704	$60

Other Financial Data:
EBITDA(5)	$21,691	$19,346	$22,670	$22,300	$10,735	$7,163	$5,452
Capital expenditures	8,184	3,605	2,534	2,345	4,714	628	1,472
Cash interest expense	11,814	11,864	9,935	8,323	6,499	2,006	536
Depreciation and amortization expense(6)	8,338	7,176	5,917	5,603	5,398	1,381	1,219
Net cash provided by (used in) operating activities	(6,169)	12,786	13,062	16,770	(10,067)	(6,241)	2,040
Net cash (used in) investing activities	(149,291)	(6,244)	(2,362)	(1,611)	(4,701)	(628)	(1,472)
Net cash provided by (used in) financing activities	152,553	(6,590)	(10,716)	(15,155)	15,753	6,871	(1,557)
Ratio of earnings to fixed charges(7)	—	—	1.40	1.58	—		1.01
Pro forma ratio of earnings to fixed charges(7)(8)					—

	As of December 31,					As of
						March 31,
	2000(1)	2001(1)	2002	2003	2004	2005

	(In thousands)
Balance Sheet and Other Data:
Cash and cash equivalents	$109	$61	$45	$49	$1,034	$45
Working capital	50,117	41,173	40,453	35,276	62,756	61,208
Total assets	199,420	169,509	164,667	166,991	197,056	200,031
Total debt(9)	133,082	127,933	118,920	106,768	159,727	158,170
Adjusted total debt(10)	127,273	122,172	113,175	101,019	152,993	152,425
Total shareholders’ equity	23,175	20,277	23,814	27,365	2,200	2,260

(1)	As of January 1, 2002, we changed our method of valuing inventory from the LIFO method to the FIFO method. The change caused a retroactive restatement of all prior period financial statements. As a result, our unaudited financial data for 2000 provided above compared to the financial statements for 2000 audited by Arthur Andersen LLP show an increase in our gross profit, operating income and net income by $0.4 million and an increase in our working capital and total assets by $0.4 million, and our unaudited financial data for 2001 provided above compared to the financial statements for 2001 audited by Arthur Andersen LLP show a decrease in our gross profit, operating income and net income by $3.3 million and a decrease in our working capital and total assets by $3.3 million.

(2)	Restructuring charges include (i) $0.4 million in 2000 primarily for fixed asset writedowns; (ii) $1.1 million in 2001 primarily for severance related to the closure of several facilities; (iii) $2.1 million in 2002 for costs associated with the closure of our El Paso, Texas facility, including the write-off of fixed assets and facility exit costs and severance; and (iv) $0.2 million in 2003 for costs associated with the relocation of our cord operations from our Waukegan, Illinois facility to Miami, Florida. Income of $0.2 million recorded in 2004 reflects the reversal of accruals recorded in prior years, which were deemed no longer necessary.

(3)	Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under this statement, we no longer amortize goodwill.

(4)	Our shareholders have elected that Coleman Cable be treated as an S corporation for federal and, where applicable, state income tax purposes. Accordingly, our shareholders are responsible for all federal and substantially all state income tax liabilities arising out of our operations. Dividends are paid to shareholders at amounts that approximate the shareholders’ current tax liability arising from their ownership in the company. In December 2001, we formed a subsidiary that is a C corporation, and as such, is subject to federal and state income tax.

(5)	EBITDA represents net income (loss) before interest expense, income tax expense and depreciation and amortization expense. EBITDA is a performance and liquidity measure used by our management, and we believe is commonly reported and widely used by investors and other interested parties, as a measure of a company’s operating performance and ability to incur and service debt. Our management believes that EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that are used by our internal decision makers for evaluation and planning purposes, including the preparation of annual operating budgets and the determination of levels of operating and capital investments. In particular, our management believes that EBITDA is a meaningful measure because it allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, our management believes that the inclusion of items such as taxes, interest expense and interest income can make it more difficult to identify and assess operating trends affecting our business and industry. Furthermore, our management believes that EBITDA is a performance measure that provides investors, securities analysts and other interested parties with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. Finally, EBITDA also closely tracks Consolidated EBITDA, a liquidity measurement that is used in calculating financial covenants in both our senior secured credit facility and the indenture for our senior notes.

EBITDA’s usefulness as a performance measure is limited by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. Since our C corporation subsidiary is subject to state and federal income taxes, any measure that excludes tax expense has material limitations.

Due to these limitations, we do not use EBITDA as our only performance and liquidity measures, nor should you. We also use, and recommend that you consider, net income in accordance with GAAP as a measure of performance or cash flows from operating activities in accordance with GAAP as a measure of liquidity.

The following is a reconciliation of net income (loss), as determined in accordance with GAAP, to EBITDA.

						Three Months
	Year Ended December 31,					Ended March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands)
Net income (loss)	$(3,881)	$(2,898)	$3,770	$5,052	$(9,007)	$2,704	$60
Interest expense, net	17,234	15,068	11,563	10,087	11,252	2,459	3,657
Income tax expense	—	—	1,420	1,558	3,092	619	516
Depreciation and amortization expense(6)	8,338	7,176	5,917	5,603	5,398	1,381	1,219

EBITDA	$21,691	$19,346	$22,670	$22,300	$10,735	$7,163	$5,452

The following is a reconciliation of cash flow from operating activities, as determined in accordance with GAAP, to EBITDA.

						Three Months
	Year Ended December 31,					Ended March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands)
Net cash flow from operating activities	$(6,169)	$12,786	$13,062	$16,770	$(10,067)	$(6,241)	$2,040
Interest expense, net	17,234	15,068	11,563	10,087	11,252	2,459	3,657
Income tax expense	—	—	1,420	1,558	3,092	619	516
Loss on early extinguishment of debt	—	—	—	—	(13,923)	—	—
Deferred income tax assets and liabilities	—	—	(846)	338	18	—	5
Gain (loss) on sale of fixed assets	—	12	(1,467)	60	13	1	(5)
Stock-based compensation	—	—	—	—	(1,648)	—	—
Changes in operating assets and liabilities	13,191	(5,939)	70	(5,238)	22,857	10,650	(827)
Non-cash interest income	175	191	338	227	245	56	66
Non-cash interest expense	(2,740)	(2,772)	(1,470)	(1,502)	(1,104)	(381)	—

EBITDA	$21,691	$19,346	$22,670	$22,300	$10,735	$7,163	$5,452

EBITDA includes the effects of restructuring charges, bad debt write off (recovery) related to the bankruptcy of a major customer, a special bonus to certain members of senior management and a loss on early extinguishment of debt. Restructuring charges are described in footnote (2) above. In addition, 2001 EBITDA reflects a bad debt write off of $0.9 million; 2003 EBITDA reflects a bad debt recovery of $0.1 million; and 2004 EBITDA reflects a bad debt recovery of $0.3 million, a special senior management bonus of $3.0 million and a loss on early extinguishment of debt of $13.9 million. Changes in operating assets and liabilities excludes amortization of debt issuance costs, which is included in interest expense, net.

(6)	Depreciation and amortization expense does not include amortization of debt issuance costs, which is included in interest expense.

(7)	For the purpose of these computations, earnings have been calculated by adding fixed charges less capitalized interest, income in earnings of affiliates and minority interest to income before taxes, plus amortization of capitalized interest. Fixed charges include gross interest expense, amortization of deferred debt issuance costs and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor. Earnings as defined were not sufficient to cover fixed charges by $3.9 million, $2.9 million and $5.9 million in the fiscal years ending 2000, 2001 and 2004, respectively.

(8)	Pro forma ratio of earnings to fixed charges includes the impact of borrowing from our senior secured revolving credit facility as well as the Notes as if both transactions had occurred on January 1, 2004, since we completed the transactions as part of a single plan of refinancing. Earnings as defined were not sufficient to cover fixed charges on a pro forma basis by $8.8 million in the 2004 fiscal year.

(9)	Net of unamortized discount of $3.3 million as of December 31, 2000, $2.9 million as of December 31, 2001, $2.4 million as of December 31, 2002 and $2.0 million as of December 31, 2003.

(10)	Adjusted total debt is a non-GAAP financial measure that we define as total debt, net of cash and cash equivalents, less a capital lease obligation, payment of which is secured by our Municipal Authority of Westmoreland County, Pennsylvania zero coupon bonds, which will accrete to a value of $5.7 million at maturity in July 2012. See Note 6 of Notes to Consolidated Financial Statements for more information regarding the capital lease obligation.

Adjusted total debt is used by our management, and we believe is useful to investors, as a measure of our total leverage given that the proceeds from the zero coupon bond are dedicated to and expected to satisfy in full this capital lease obligation. See “Description of Certain Indebtedness.” Adjusted total debt should not be considered as an alternative measure of total debt determined under GAAP.

The following is a reconciliation of total debt, as determined in accordance with GAAP, to adjusted total debt.

	As of December 31,					As of
						March 31,
	2000(1)	2001(1)	2002	2003	2004	2005

	(In thousands)
Total debt(9)	$133,082	$127,933	$118,920	$106,768	$159,727	$158,170
Cash and cash equivalents	109	61	45	49	1,034	45
Capital lease obligation	5,700	5,700	5,700	5,700	5,700	5,700

Adjusted total debt	$127,273	$122,172	$113,175	$101,019	$152,993	$152,425

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update any of these forward-looking statements. You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included in this prospectus.
Overview
      We are a leading designer, developer, manufacturer and supplier of electrical wire and cable products in the United States. We supply a broad line of wire and cable products, which enables us to offer our customers a single source of supply for many of their wire and cable product requirements. We manufacture bare copper wire, some of which we use to produce our products and some of which we sell to other producers. We sell our products to a variety of customers, including a wide range of specialty distributors, retailers and original equipment manufacturers (“OEMs”). We develop our products for sale into multiple end markets, including electrical distribution, wire and cable distribution, OEM/government, heating, ventilation, air conditioning and refrigeration (“HVAC/ R”), irrigation, industrial/contractor, security/home automation, recreation/ transportation, copper fabrication, retail and automotive. We manufacture our products in eight domestic facilities and supplement our domestic production with international and domestic sourcing. Virtually all of our products are sold to customers located in the United States and Canada.
      Our net sales, to some extent, follow general business cycles. The diversity of our end markets and customer bases, however, tends to protect our financial results from downturns in any particular industry or geographic area. We also have experienced, and expect to continue to experience, certain seasonal trends in sales and cash flow. Net sales are generally higher in the third and fourth quarters due to increased buying in anticipation of, and during, the winter months and holiday season.
      The primary component of our cost of goods sold is the cost of raw materials. Because labor costs have historically represented less than 10% of our cost of goods sold, competition from products produced in countries having lower labor rates has not affected our financial results significantly. Recently, copper costs, including fabrication, have accounted for approximately 50% of our cost of goods sold. We buy copper from domestic and international suppliers, and the price we pay depends largely on the price of copper on international commodities markets.
      The price of copper is particularly volatile and can affect our net sales and profitability. The daily selling price of copper cathode on the COMEX averaged $1.29 per pound during 2004, up 59% from 2003. Copper prices on the COMEX were more stable from 2001 to 2003, averaging $0.73 per pound in 2001, $0.72 per pound in 2002 and $0.81 per pound in 2003. The daily selling price of copper cathode on the COMEX averaged $1.47 during the first three months of 2005, up 18.6% from the first three months of 2004. We purchase copper pursuant to supply agreements that average one to two years in duration. These agreements do not impose minimum purchase requirements on us or insulate us from price fluctuations. We generally attempt to pass along to our customers changes in the prices of copper and other raw materials. Our ability to pass along price increases is greater when copper prices increase quickly and significantly. Gradual price increases may be more difficult to pass on to our customers and may affect our short-term profitability. Conversely, the prices of our products tend to fall more quickly in the event the price of copper drops significantly over a relatively short period of time and more slowly in the event of more gradual decreases in the price of copper. Our specialty distributors and OEMs segment offers a number of products that are particularly sensitive to fluctuations in copper prices. Other factors affecting product pricing include the type of product involved, competitive conditions, including underutilized manufacturing capacity in our industry, and particular customer arrangements.
      As part of our ongoing efforts to reduce operating costs, we continuously try to improve the efficiency of our manufacturing facilities. Since the beginning of 2000 through March 31, 2005, we reduced the number of our manufacturing facilities from 14 to 8 and reduced the number of employees from approximately 1,400 to 935.
      As anticipated, certain expenses increased in 2004 as a result of (i) the redemption of our 15% subordinated notes and termination of our existing senior credit facility during the third quarter, which increased interest expense for the third quarter by approximately $13.9 million due to the payment of the make-whole premium on the notes, the unamortized discount associated with the subordinated notes, and the write-off of unamortized debt issuance costs, and (ii) the payment of a special cash bonus to certain members of senior management, which increased compensation expense for the third quarter by approximately $1.4 million, and the grant of 4,100 shares of common stock to such persons, which also resulted in an approximately $1.6 million increase in compensation expense. As a result, we had a net loss for fiscal 2004. However, these increases in interest expense and compensation expense resulted from these particular transactions and, therefore, are non-recurring items that will not affect our financial results in future periods.
      From time to time, we consider acquisition opportunities that could materially increase the size of our business operations.
Business Segment Information
      We have three business segments: (i) electrical/wire and cable distributors; (ii) specialty distributors and OEMs; and (iii) consumer outlets. These segment classifications are based upon an aggregation of customer groupings and distribution channels because this is how we manage and evaluate our business. We sell virtually all of our products across each of our three segments, except that we sell our fabricated bare wire products only in our specialty distributors and OEMs segment. For the three months ended March 31, 2005, the electrical/wire and cable distributors segment, the specialty distributors and OEMs segment, and the consumer outlets segment represented approximately 35.2%, 51.2% and 15.2% of our net sales, respectively. Our consumer outlets segment, which is our smallest in terms of percentage of net sales, accounts for an even smaller percentage of our profitability because of increased competition from foreign suppliers and the delays we may encounter in passing along copper price increases to large retailers. To remain competitive, we are purchasing more labor intensive products from foreign sources for this segment. Our segment information presented below includes a separate line for corporate adjustments, which consist of items not allocated to a particular business segment, including costs for employee relocation, discretionary bonuses, professional fees, restructuring expenses, management fees and intangible amortization. The period-to-period comparisons set forth in this section include information about our three segments.

Consolidated Results of Operations
      The following table sets forth, for the periods indicated, the consolidated statement of operations data in thousands of dollars and as a percentage of net sales.

	Year Ended December 31,						Three Months Ended March 31,

	2002		2003		2004		2004		2005

	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

Net sales	$243,492	100.0%	$233,555	100.0%	$285,792	100.0%	$62,902	100.0%	$74,761	100.0%
Gross profit	40,076	16.5	35,098	15.0	45,532	15.9	10,692	17.0	10,161	13.6
Selling, engineering, general and administrative expenses	21,239	8.7	18,262	7.8	26,475	9.3	4,910	7.8	5,923	7.9
Restructuring	2,100	0.9	249	0.1	(190)	0.1

Operating income	16,737	6.9	16,587	7.1	19,247	6.7	5,782	9.2	4,238	5.7
Interest expense, net	11,563	4.7	10,087	4.3	11,252	3.9	2,459	3.9	3,657	4.9
Loss on early extinguishment of debt					13,923	4.9
Other expense (income), net	(16)	(.0)	(110)	(.0)	(13)	(.0)	—	0.0	5	0.0

Income (loss) before income taxes	5,190	2.1	6,610	2.8	(5,915)	(2.1)	3,323	5.3	576	0.8
Income tax expense	1,420	0.6	1,558	0.7	3,092	1.1	619	1.0	516	0.7

Net income (loss)	$3,770	1.5	$5,052	2.1	$(9,007)	(3.2)	$2,704	4.3	$60	0.1

Capital expenditures	$2,534		$2,345		$4,714		$628		$1,472
Depreciation and amortization expense	$5,917		$5,603		$5,398		$1,538		$1,454
Year Ended December 31, 2004 Compared with Year Ended December 31, 2003
      Net sales — Net sales for the year ended December 31, 2004 were $285.8 million compared to $233.6 million for the year ended December 31, 2003, an increase of $52.2 million, or 22.4%. The increase in net sales was due primarily to price increases driven by the significant increase in the cost of raw materials, primarily copper, for the year ended 2004 compared to 2003. There was a 6.8% growth in volume in 2004 due to increased demand from existing customers, as well as the addition of new customers. Product mix for each of the years ended December 31, 2003 and 2004 was relatively consistent. Volume changes between comparative years are measured in total pounds shipped.
      Gross profit margin — Gross profit margin for the year ended December 31, 2004 was 15.9% compared to 15.0% for the year ended December 31, 2003. The increase in the gross profit margin for the year ended December 31, 2004 was due primarily to associated price increases across all channels, which spread fixed costs across a larger revenue base, and by 2004 cost control initiatives such as the consolidation of distribution centers, purchasing initiatives and greater manufacturing efficiencies.
      Selling, engineering, general and administrative — SEG&A expense for the year ended December 31, 2004 was $26.5 million compared to $18.3 million for the year ended December 31, 2003, an increase of $8.2 million. The increase in 2004 was due primarily to additional bonus compensation paid under our bonus plans, special bonuses paid in connection with our 2004 debt refinancing, the increase in professional service expense due to the new reporting structure for the company associated with the issuance of our 9 7/8% senior notes and the accelerated amortization of leasehold improvements as a result of the relocation of our corporate office in 2004.
      Interest expense, net and loss on early extinguishment of debt — Interest expense, net and the loss on early extinguishment of debt were $25.2 million for the year ended December 31, 2004 compared to $10.1 million for the year ended December 31, 2003, an increase of $15.1 million. The increase in 2004 was due to increased borrowings as a result of increased investment in working capital due to higher commodity prices and the payment of make-whole premiums and other costs in connection with our 2004 debt refinancing.
      Income tax expense — Income tax expense was $3.1 million for the year ended December 31, 2004 compared to $1.6 million for the year ended December 31, 2003. Income tax expense increased because the taxable income of our wholly owned C corporation subsidiary was higher due to increased income as a result of increased factoring of the company’s customer accounts receivable.

Segment Results
      The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	Year Ended December 31,

	2003		2004

	Amount	%	Amount	%

	(Dollars in thousands)
Net sales:
Electrical/ Wire and Cable Distributors	$82,022	35.1%	$95,810	33.5%
Specialty Distributors and OEMs	106,847	45.7	137,474	48.1
Consumer Outlets	49,041	21.0	56,525	19.8
Intercompany Eliminations	(4,355)	(1.8)	(4,017)	(1.4)

Total	$233,555	100.0%	$285,792	100.0%

Operating income:
Electrical/ Wire and Cable Distributors	$6,856	8.4%	$9,010	9.4%
Specialty Distributors and OEMs	9,121	8.5	13,112	9.5
Consumer Outlets	3,328	6.8	3,399	6.0

Total	19,305		25,521
Corporate	(2,718)		(6,274)

Consolidated operating income	$16,587		$19,247

Electrical/ Wire and Cable Distributors
      Net sales for our electrical/wire and cable distributors segment for the year ended December 31, 2004 were $95.8 million compared to $82.0 million for the year ended December 31, 2003, an increase of $13.8 million, or 16.8%. This increase was due primarily to the effect of pricing increases as a result of inflationary increases in the cost of raw materials, primarily copper. There was an increase in volume of 4.6% in 2004 due to increased demand from existing customers.
      Operating income for our electrical/wire and cable distributors segment for the year ended December 31, 2004 was $9.0 million compared to $6.9 million for the year ended December 31, 2003, an increase of $2.1 million, or 31.4%. This increase was due primarily to the associated price increases across all channels, which spread fixed costs across a larger revenue base, and a reduction in operating expenses attributable to the consolidation of distribution centers and decreased selling costs.

Specialty Distributors and OEMs
      Net sales for our specialty distributors and OEMs segment for the year ended December 31, 2004 were $137.5 million compared to $106.8 million for the year ended December 31, 2003, an increase of $30.7 million, or 28.7%. The increase was due primarily to price increases across all channels as a result of the inflationary increases in raw material costs, primarily copper. There was 9.5% volume growth in 2004 due to the addition of an OEM customer, the full year effect of a new industrial/ MRO distributor, increased demand in our security/home automation channel and strong demand for HVAC/ R products in the residential market.
      Operating income for our specialty distributors and OEMs segment for the year ended December 31, 2004 was $13.1 million compared to $9.1 million for the year ended December 31, 2003, an increase of $4.0 million, or 43.8%. The increase was due primarily to higher sales volume at higher prices attributable to new business in the industrial, OEM and security/home automation channels and the ability to pass along raw material cost increases to a majority of our customers, which spread fixed costs across a larger revenue base.

Consumer Outlets
      Net sales for our consumer outlets segment for the year ended December 31, 2004 were $56.5 million compared to $49.0 million for the year ended December 31, 2003, an increase of $7.5 million, or 15.3%. The increase was associated primarily with price increases driven by raw material costs, such as copper. Volume growth was 4.4% in 2004 due to the full year effect of new retail customers gained in late 2003 and the addition of a major retail customer in the third quarter of 2004.
      Operating income for our consumer outlets segment for the year ended December 31, 2004 was $3.4 million compared to $3.3 million for the year ended December 31, 2003. While sales increased over fifteen percent in this segment, operating income remained relatively unchanged due to the impact of the increased cost of base raw materials, specifically copper, which could not be passed along to large customers in the automotive business. This was somewhat offset by the positive impact of the new retail customers described above.
Year Ended December 31, 2003 Compared with Year Ended December 31, 2002
      Net sales — Net sales for the year ended December 31, 2003 were $233.6 million compared to $243.5 million for the year ended December 31, 2002, a decrease of $9.9 million, or 4.1%. This decrease was due principally to the loss of several customers in our specialty distributors and OEMs segment. These customers opted for foreign sourcing, where labor costs are lower, for these more labor intensive products. This loss caused net sales for the year ended December 31, 2003 to decrease by $14.2 million compared to the year ended December 31, 2002. This decrease was offset in part by pricing increases. Additionally, there was a slight growth of 0.4% in 2003 due to increased volume in other parts of our business. Other than OEM assembled products, product mix for each of the years ended December 31, 2003 and 2002 was relatively consistent.
      Gross profit margin — Gross profit margin for the year ended December 31, 2003 was 15.0% compared to 16.5% for the year ended December 31, 2002. The decrease in gross profit margin for the year ended December 31, 2003 was due primarily to the significant increase in the cost of copper beginning in the second half of the year, which was not fully offset by price increases during that period. Gross profit margin was also adversely affected in 2003 by a decline in net sales in the automotive channel of our consumer outlets segment.
      Selling, engineering, general and administrative — SEG&A expense for the year ended December 31, 2003 was $18.3 million compared to $21.2 million for the year ended December 31, 2002, a decrease of $3.1 million. The decrease in 2003 was primarily due to a decline in bonus compensation.
      Restructuring charges — In 2002, management decided to close our El Paso, Texas facility. As a result, we recorded restructuring charges of $2.1 million for the year ended December 31, 2002, comprised of $1.6 million for the write-off of fixed assets and facility exit costs and $0.5 million of severance and related costs. During 2003, management decided to move our cord products manufacturing operations from our Waukegan, Illinois manufacturing facility to our Miami, Florida facility, resulting in $0.2 million of severance and related costs.
      Interest expense, net — Interest expense, net was $10.1 million for the year ended December 31, 2003 compared to $11.6 million for the year ended December 31, 2002, a decrease of $1.5 million. The decrease in 2003 was due to decreased borrowings and a decline in interest rates.

      Income tax expense — Income tax expense was $1.6 million for the year ended December 31, 2003 compared to $1.4 million for the year ended December 31, 2002. Income tax expense remained relatively constant because the taxable income of our wholly owned C corporation subsidiary was approximately the same year over year.

Segment Results
      The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	Year Ended December 31,

	2002		2003

	Amount	%	Amount	%

	(Dollars in thousands)
Net sales:
Electrical/ Wire and Cable Distributors	$77,156	31.7%	$82,022	35.1%
Specialty Distributors and OEMs	120,011	49.3	106,847	45.7
Consumer Outlets	50,162	20.6	49,041	21.0
Intercompany Eliminations	(3,837)	(1.6)	(4,355)	(1.8)

Total	$243,492	100.0%	$233,555	100.0%

Operating income:
Electrical/ Wire and Cable Distributors	$6,227	8.1%	$6,856	8.4%
Specialty Distributors and OEMs	9,900	8.2	9,121	8.5
Consumer Outlets	4,391	8.8	3,328	6.8

Total	20,518		19,305
Corporate	(3,781)		(2,718)

Consolidated operating income	$16,737		$16,587

Electrical/ Wire and Cable Distributors
      Net sales for our electrical/wire and cable distributors segment for the year ended December 31, 2003 were $82.0 million compared to $77.2 million for the year ended December 31, 2002, an increase of $4.8 million, or 6.3%. This increase was due primarily to volume growth in 2003 of 5.9% to existing customers in our electrical distribution channel as a result of new sales and marketing initiatives.
      Operating income for our electrical/wire and cable distributors segment for the year ended December 31, 2003 was $6.8 million compared to $6.2 million for the year ended December 31, 2002, an increase of $0.6 million, or 10.1%. This increase was largely a result of increased market penetration and expense control.

Specialty Distributors and OEMs
      Net sales for our specialty distributors and OEMs segment for the year ended December 31, 2003 were $106.8 million compared to $120.0 million for the year ended December 31, 2002, a decrease of $13.2 million, or 11.0%. This decrease was due principally to the loss of several customers for our OEM assembled products as described above. This loss resulted in a decrease of $14.2 million in net sales for the year ended December 31, 2003 compared to the year ended December 31, 2002. The decrease was offset in part by some pricing increases to existing customers due to rising commodity prices. There was an overall volume decline in this segment of 3.6% attributable to the loss of the OEM assembled product customers which was offset by increased demand from other customers in this segment’s channels.

      Operating income for our specialty distributors and OEMs segment for the year ended December 31, 2003 was $9.1 million compared to $9.9 million for the year ended December 31, 2002, a decrease of $0.8 million, or 7.9%. This decrease was due primarily to the loss of the OEM assembled products sales and increased copper prices not completely offset by pricing increases in the second half of 2003.

Consumer Outlets
      Net sales for our consumer outlets segment for the year ended December 31, 2003 were $49.0 million compared to $50.2 million for the year ended December 31, 2002, a decrease of $1.1 million, or 2.2%. The decrease in net sales for the year ended December 31, 2003 was due principally to a decline in sales in the automotive business of this segment as described above. This decline in sales was somewhat mitigated by an overall increase in volume of 1.7%, mainly due to the addition of new retail customers gained in late 2003.
      Operating income for our consumer outlets segment for the year ended December 31, 2003 was $3.3 million compared to $4.4 million for the year ended December 31, 2002, a decrease of $1.1 million, or 24.2%. This decrease was due primarily to a decline in net sales.
Three Months Ended March 31, 2005 Compared with Three Months Ended March 31, 2004
      Net sales — Net sales for the three months ended March 31, 2005 were $74.8 million compared to $62.9 million for the three months ended March 31, 2004, an increase of $11.9 million or 18.9%. This increase in net sales was primarily due to price increases driven by the significant increase in raw material prices, primarily copper. There was a 5.1% growth in volume in 2005 due to increased demand from existing customers, as well as the addition of new customers. Volume changes between comparative periods are measured in total pounds shipped. Product mix in units for this time period was relatively consistent, with the exception of our consumer outlet segments in which there was an increase in sales of products not traditionally sold through the retail channel to a new customer.
      Gross profit margin — Gross profit margin for the three months ended March 31, 2005 was 13.6% compared to 17.0% for the three months ended March 31, 2004. The decrease in the gross profit margin was due principally to the significant increase in the cost of raw materials, primarily copper, that was not passed along to existing customers, and $0.6 million of inefficiencies related to the manufacturing consolidation of certain product lines in two of our facilities. We expect these inefficiencies to be significantly reduced in the second quarter of 2005 and eliminated by the end of the third quarter of 2005. The decline was offset in part by the addition of new customers and some pricing increases, which spread fixed costs over a larger revenue base.
      Selling, engineering, general and administrative — SEG&A expense for the three months ended March 31, 2005 was $5.9 million compared to $4.9 million for the three months ended March 31, 2004. The increase in 2005 was due primarily to additional salaries, wages and related benefits associated with normal increases and new hires, increased selling commissions related to increased sales volume, increased advertising and promotional expenses, and increases in payments for professional and management services due to the new reporting structure for the company associated with the issuance of the Notes.
      Interest expense, net — Interest expense, net, for the three months ended March 31, 2005 was $3.7 million compared to $2.5 million for the three months ended March 31, 2004. The increase in interest expense, net, was due primarily to the additional interest accrued for payment obligations on our Notes and the increase in amortization expense due to the restructuring of our debt in September 2004.
      Income tax expense — Income tax expense, which we incur as a result of the taxable income generated by our wholly owned C corporation subsidiary, was $0.5 million for the three months ended March 31, 2005 compared to $0.6 million for the three months ended March 31, 2004. Income tax expense decreased due to a decline in the taxable income of the subsidiary. Our effective tax rate on a consolidated basis for the period, however, increased from 19% to 90% as a result of the decline in our consolidated income before income taxes from $3.3 million for the three months ended March 31, 2004 to $0.6 million for the three months ended March 31, 2005.

Segment Results
      The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	Three Months Ended March 31

	2004		2005

	Amount	%	Amount	%

Net sales:
Electrical/ Wire and Cable Distributors	$21,935	34.9%	$26,300	35.2%
Specialty Distributors and OEMs	31,966	50.8	38,310	51.2
Consumer Outlets	9,968	15.8	11,325	15.2
Intercompany Eliminations	(967)	(1.5)	(1,174)	(1.6)

Total	$62,902	100.0%	$74,761	100.0%

Operating income:
Electrical/ Wire and Cable Distributors	$2,240	10.2%	$2,476	9.4%
Specialty Distributors and OEMs	3,765	11.8	2,709	7.1
Consumer Outlets	136	1.4	35	0.3

Total	6,141		5,220
Corporate	(359)		(982)

Consolidated operating income	$5,782	9.2%	$4,238	5.7%

Electrical/ Wire and Cable Distributors
      Net sales for our electrical/wire and cable distributors segment for the quarter ended March 31, 2005 were $26.3 million compared to $21.9 million for the quarter ended March 31, 2004, an increase of $4.4 million, or 20.1%. This increase was due primarily to selling price increases as a result of inflationary increases in the cost of raw material prices combined with slight market share gains. There was an increase in volume of 8.5% due to growth in the industrial and residential construction markets combined with market share gains.
      Operating income for our electrical/wire and cable distributors segment for the quarter ended March 31, 2005 was $2.5 million compared to $2.2 million for the quarter ended March 31, 2004, an increase of $0.3 million, or 13.6%. This increase was attributable to the associated price increases which spread fixed costs across a larger revenue base. The decline in operating income as percentage of segment net sales was due to our inability to secure price increases sufficient to offset raw material cost increases.

Specialty Distributors and OEMs
      Net sales for our specialty distributors and OEMs segment for the quarter ended March 31, 2005 were $38.3 million compared to $32.0 million for the quarter ended March 31, 2004, an increase of $6.3 million, or 19.7%. The increase was due to selling price increases associated with cost increases in raw material prices and increased security/ home automation channel sales as a result of the addition of three customers. Additionally, 2005 reflects the revenue from the additions of OEM/ government and industrial MRO customers. These increases offset decreases in the HVAC/R and irrigation channels due to market conditions. There was an increase in volume of 7.1% due to the growth in the security/home automation and OEM markets combined with market share gains.
      Operating income for our specialty distributors and OEMs segment for the quarter ended March 31, 2005 was $2.7 million compared to $3.8 million for the quarter ended March 31, 2004, a decrease of $1.1 million, or 28.9%. The decrease was primarily due to the inability to secure price increases sufficient to offset cost increases in our HVAC/R and irrigation channels and inefficiencies related to the manufacturing consolidation of certain product line in two of our facilities.

Consumer Outlets
      Net sales for our consumer outlets segment for the quarter ended March 31, 2005 were $11.3 million compared to $10.0 million for the quarter ended March 31, 2004, an increase of $1.3 million, or 13.0%. The increase in net sales was due primarily to price increases associated with increases in the cost of raw materials. There was a decrease in volume of 6.2% due to a significant mix shift from low value added products such as extension cords to high value added products such as LAN cables.
      Operating income for our consumer outlets segment for the quarter ended March 31, 2005 was approximately $35,000 compared to approximately $136,000 for the quarter ended March 31, 2004, a decrease of approximately $101,000. The decrease in operating income was due largely to raw material cost increases exceeding the price increases that we could pass on to our customers.
Liquidity and Capital Resources

Debt
      In the third quarter of 2004, we completed a comprehensive refinancing of our bank debt. The refinancing included the following: (i) the private placement of the Notes, and (ii) a new senior secured revolving credit facility.
      As of March 31, 2005, we had the following long-term debt (including capital lease obligations) outstanding:

As of
March 31, 2005

(dollars in
thousands)
Revolving credit facility	$28,500
Senior notes	120,000
Capital lease obligations	7,485
Other long-term debt	2,185

Total long-term debt	$158,170
Less: Repayment of Copperweld capital lease in May 2005	5,700

Adjusted total long-term debt	$152,470
      The following discussion of the covenants under our senior secured revolving credit facility and our senior notes is based on our long-term debt as of March 31, 2005 after giving effect to the May 2005 repayment of $5.7 million in capital lease obligations.

Senior Secured Revolving Credit Facility
      The credit facility will mature on September 28, 2009 and is an asset-based lending agreement whereby we can receive advances based on the lesser of $75 million or the sum of 85% of eligible accounts receivable and 55% of inventories, with a sublimit for letters of credit of up to $5 million. Interest is payable at the bank’s prime rate plus a range of .25% to 1.25%, or at our option, LIBOR plus 1.75% to 2.75%. The credit facility accrued interest at an average rate of 4.81%, and our average borrowed amount was $27.5 million, in the three-month period ended March 31, 2005.
      The credit facility is secured by substantially all of our assets, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property), as well as by a pledge of all of the capital stock of each of our domestic subsidiaries and 65% of the capital stock of each of our foreign subsidiaries. The credit facility provides that a change of control under the credit facility will occur if either Mr. Yetman ceases to be our Chief Executive Officer or Mr. Burger ceases to be our Chief Financial Officer and in each case a successor acceptable to the agent under the credit facility is not appointed within 180 days. A change of control would constitute an event of default under the credit facility, entitling the lenders to declare all obligations due and payable.
      The credit facility contains financial covenants, including, but not limited to, a fixed charge coverage ratio and a leverage ratio. In addition, the credit facility contains other customary affirmative and negative covenants relating to limitations on dividends and other indebtedness, liens, investments, guarantees, mergers and acquisitions, sales of assets, capital expenditures and leases. The financial covenants:

•	require us to maintain a Leverage Ratio (as defined in the credit facility) that does not exceed 6.5 to 1.0 as of the last day of each fiscal quarter,

•	require us to maintain a Fixed Charge Coverage Ratio (as defined in the credit facility) of not less than 1.1 to 1.0 as of the last day of each fiscal quarter, and

•	prohibit us from making Consolidated Capital Expenditures in an amount in excess of $5.5 million in 2005 and $6.5 million during each fiscal year thereafter beginning in 2006.
      As of March 31, 2005, our Leverage Ratio was 5.868 to 1.0 and our Fixed Charge Coverage Ratio was 1.236 to 1.0. Our capital expenditures in the three months ended March 31, 2005 were $1.5 million and we do not expect to make Consolidated Capital Expenditures in an amount in excess of the limits in the credit facility. As of March 31, 2005, we were in compliance with all of the covenants contained in the credit facility.
      As of March 31, 2005, we had outstanding borrowings of $28.5 million under our credit facility and we had $33.2 million of additional borrowing capacity given our borrowing base as of that date. The leverage ratio covenant in the credit facility, however, would have effectively limited our additional borrowing capacity as of that date to $16.4 million.
      Our ability to incur additional indebtedness is limited by the covenants contained in our credit facility. Under the credit facility, we may not incur any liability or indebtedness other than permitted indebtedness, which is defined as:

•	indebtedness with respect to revolving loans, letters of credit or other elements under the credit facility,

•	trade payables incurred in the ordinary course of business,

•	purchase money indebtedness incurred to purchase fixed assets, provided that the total of allowed purchase money indebtedness may not exceed $1.0 million at any one time, the purchase money indebtedness when incurred does not exceed the purchase price of the assets financed and no purchase money indebtedness may be refinanced for a principal amount in excess of the principal amount then outstanding,

•	indebtedness under specified types of hedging agreements entered into to manage interest rate, exchange rate or commodity risks,

•	existing indebtedness specifically identified in schedules to the credit facility, and

•	indebtedness relating to the Notes.
      In addition, the credit facility prohibits us from entering into operating leases pursuant to which the aggregate payments would exceed $5.0 million per year.
      We are also prohibited by the credit facility from:

•	changing or amending any document relating to the subordination, terms of payment or required prepayments of the Notes,

•	making any covenant or events of default in the indenture relating to the Notes more restrictive, and

•	making any prepayment on the Notes, except for scheduled payments required pursuant to the terms of the Notes or the related indenture.

Senior Notes
      The Notes have an aggregate principal amount of $120.0 million, bear interest at a fixed rate of 9.875% and mature in 2012. The Notes are guaranteed by our domestic restricted subsidiaries (as defined in the indenture). The indenture governing the Notes includes a covenant that prohibits us from incurring additional debt (other than certain permitted indebtedness, including but not limited to the maximum availability under the credit facility) unless our Consolidated Fixed Charge Coverage Ratio (as defined in the indenture) is greater than 2.0 to 1.0. As of March 31, 2005, our Consolidated Fixed Charge Coverage Ratio was 1.236 to 1.0. The indenture also contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to: make restricted payments; create liens; pay dividends; consolidate, merge or sell substantially all of its assets; enter into sale and leaseback transactions; and enter into transactions with affiliates. As of March 31, 2005, we were in compliance with all of the covenants contained in the indenture governing the Notes.

Capital Lease Obligation
      In connection with the purchase of the Oswego Wire Incorporated facility (“Oswego”) and certain related equipment, Oswego acquired the rights and assumed the capital lease obligation of Copperweld Corporation (“Copperweld”) under a certain Amended and Restated Sale Agreement (“Sale Agreement”) between Copperweld and the County of Oswego Industrial Development Agency (“IDA”). Terms of the Sale Agreement specify payment of $5.7 million on July 1, 2012. In order to secure payment of the obligation, in 1987, we purchased and placed in a dedicated fund $0.7 million of 8.7% zero coupon bonds issued by the Municipal Authority of Westmoreland County, Pennsylvania, redeemable in the amount of $5.7 million on July 1, 2012. Upon maturity, the proceeds of the investment in the zero coupon bonds were to be used to fulfill the obligation under the Sale Agreement. The market value of the bonds at March 31, 2005 was $4.3 million. The bonds were carried at their original cost of $0.7 million plus accumulated interest of $2.3 million and were included in other assets in the accompanying consolidated balance sheet as of March 31, 2005. Pursuant to the agreement between Oswego and Copperweld, any excess or shortfall of funds in the dedicated account after payment of the obligation revert to or are the responsibility of Copperweld. Copperweld had a security interest in certain property and equipment with a net book value of $0.5 million at March 31, 2005.
      On May 16, 2005 Oswego and Copperweld executed a definitive agreement regarding the accelerated payment of the $5.7 million lease obligation due under the Sale Agreement. Upon consummation of the transactions contemplated by this definitive agreement, Oswego released the zero coupon bonds to Copperweld and made an additional cash payment of $0.8 million to Copperweld, in exchange for complete settlement of Oswego’s obligations under the Amended and Restated Sale Agreement and the conveyance by Copperweld to Oswego all of Copperweld’s right, title and interest in and to the Oswego facility, free and clear of any liens and encumbrances held by Oswego County.
      We have issued notes to the IDA for the financing of certain machinery and capital improvements. The notes include a $3.3 million machinery loan requiring 108 monthly payments of $40,000 and bearing interest at 5.97% per annum. The outstanding balance of the loan at March 31, 2005 was $1.6 million. We also have a capital improvement loan on the building for $0.2 million requiring 240 monthly payments and bearing interest at 6.25% per annum. As of March 31, 2005, we were in compliance with the covenants contained in the capital lease, the IDA notes and the related loans.

Other
      In addition, we lease various manufacturing, office and warehouse properties and office equipment under capital leases that expire at various dates through 2009. The total minimum payments under the leases at March 31, 2005 were approximately $2.3 million, including $0.5 million representing interest.
      We have a $1.0 million mortgage on a manufacturing facility requiring monthly payments of $9,432 and bearing interest at 5.75%. The outstanding balance of the loan at March 31, 2005 was $0.5 million.

Current and Future Liquidity
      In general, we require cash for working capital, capital expenditures, debt repayment and interest. Our working capital requirements increase when we experience strong incremental demand for products or significant copper price increases.
      In 2004, our earnings were not sufficient to cover our fixed charges. As a result of our comprehensive refinancing of bank debt in the fall of 2004, we incurred a loss on the early extinguishment of debt and paid special bonuses to management. We used the net proceeds from the new credit facility and the issuance of the Notes to cover our fixed charges and to fund our operations, debt service and capital expenditures. In 2002 and 2003, our earnings were sufficient to cover our fixed charges and our cash flow from operations was sufficient to fund our operations, debt service and capital expenditures.
      Our management assesses the future cash needs of our business by considering a number of factors, including:

•	our historical earnings and cash flow performance, taking into account the non-recurring nature of the cash expenses associated with our 2004 refinancing;

•	management’s assessment of our future working capital needs;

•	our current and projected debt service expenses;

•	management’s planned capital expenditures; and

•	our ability to borrow additional funds under the terms of our credit facility and the Notes.
Based on the foregoing, we believe that cash flow from operations and borrowings under our senior secured revolving credit facility will be sufficient to fund our operations, debt service and capital expenditures for the foreseeable future.
      If we experience a deficiency in earnings with respect to our fixed charges in the future, we would need to fund the fixed charges through a combination of cash flows from operations and borrowings under the credit facility. If cash flow generated from our operations, together with borrowings under our credit facility, is not sufficient to fund our operations, debt service and capital expenditures and we need to seek additional sources of capital, the limitations contained in the credit facility and the indenture relating to the Notes on our ability to incur debt could prevent us from securing additional capital through the issuance of debt. In that case, we would need to secure additional capital through other means, such as the issuance of equity. In addition, we may not be able to obtain additional debt or equity financing on terms acceptable to us, or at all. If we were not able to secure additional capital, we could be required to delay development of products or forego acquisition opportunities. It is also possible that we would no longer have the capital necessary to operate our business as a going concern, in which case we would likely be unable to generate income with which to repay our indebtedness, including the Notes.
      Net cash used in operating activities for the year ended December 31, 2004 was $10.1 million compared to net cash provided by operating activities of $16.8 million for the year ended December 31, 2003. Our net loss of $9.0 million in 2004 resulted, in part, from one-time items associated with our debt refinancing of $1.6 million in stock compensation expense and $13.9 million of loss on the early extinguishment of debt. These items are part of the adjustments made in reconciling net loss to net cash flow from operating activities. In addition, the change in net cash used in operating activities in 2004 compared to 2003 was attributable to higher accounts receivable that resulted from an increase in pricing to offset raw material cost increases, primarily copper, a higher inventory level due to the rapid increase in raw material costs and the tightening of accounts payable terms due to rising material prices that resulted in an overall decline in payables, offset by an increase in accrued expenses due primarily to increased accrued interest as a result of our new debt structure.
      Net cash used in investing activities for the year ended December 31, 2004 was $4.7 million, almost exclusively related to capital expenditures. Net cash used in investing activities for the year ended December 31, 2003 was $1.6 million, reflecting the net amount of capital expenditures less proceeds received from the sale of certain assets. We anticipate that capital expenditures for 2005 will be approximately $5.5 million.
      Net cash provided by financing activities for the year ended December 31, 2004 was $15.8 million. Sources of cash from financing activities during the period included net borrowings of $47.8 million under our credit facility ($18.0 million under our old credit facility and $29.8 million under our new credit facility), proceeds of $113.4 million from the issuance of senior notes (net of financing fees of $6.6 million) and other borrowings of long-term debt of $0.6 million. Offsetting this were uses of cash from financing activities during the period that included repayments of long-term debt and the termination of our existing senior credit agreement of $130.6 million (including the repayment of revolver borrowings of $47.5 million and the repurchase of warrants for $3.0 million) and distributions to shareholders of $14.8 million.
      Net cash provided by operating activities for the year ended December 31, 2003 was $16.8 million compared to net cash provided by operating activities of $13.1 million for the year ended December 31, 2002. Net income for the year ended December 31, 2003 was $5.1 million compared to $3.8 million for the year ended December 31, 2002, which was an increase of $1.3 million. In addition to the increase in net income, the change in net cash provided in operating activities in 2003 compared to 2002 was primarily the result of higher accounts payable, in part attributable to rising material prices, primarily copper, more favorable payments terms from our import suppliers, and general payment timing. Accrued expenses decreased primarily due to a decline in bonus compensation accrued. The cash provided by operating activities, in part, was offset by higher accounts receivable that resulted from longer collection time, due principally to the loss of several customers in our specialty distributors and OEMs segment mentioned previously, and an increase in sales pricing to offset raw material cost increases, primarily copper. Higher inventory levels due primarily to the rapid increase in raw material costs also contributed to this offset.
      Net cash used in investing activities for the year ended December 31, 2003 was $1.6 million. Of this, approximately $2.4 million was related to capital expenditures and the purchase of intellectual property, which was offset by the gain of approximately $0.8 million from the sale of properties no longer utilized due to plant consolidations. Net cash used in investing activities for the year ended December 31, 2002 was $2.4 million, reflecting the net amount of capital expenditures less proceeds received from the sale of certain assets.
      Net cash used in financing activities for the year ended December 31, 2003 was $15.2 million. Sources of cash from financing activities during the period included net repayment of $6.5 million under our revolving credit facility, repayments of long-term debt of $7.2 million and distributions to shareholders of $1.5 million.
      Net cash provided by operating activities for the three months ended March 31, 2005 was $2.0 million compared to net cash used in operating activities of $6.2 million for the three months ended March 31, 2004. The increase in net cash provided by operating activities for the three months ended March 31, 2005 when compared to the three months ended March 31, 2004 reflects a reduction in accounts receivable of 1% in average collection periods due to timing, a reduction of inventories due to a decrease of slow moving inventories, which was offset partially by increased raw material prices, and a reduction in the use of cash for accrued liabilities due primarily to a change in timing of interest payments.
      Net cash used in investing activities was $1.5 million for the three months ended March 31, 2005 and $0.6 million for the three months ended March 31, 2004, consisting of capital expenditures.
      Net cash used in financing activities for the three months ended March 31, 2005 was $1.5 million, reflecting uses of cash in financing activities during the period including net repayments of revolver borrowings of $1.3 million and repayment of long-term debt of $0.2 million.
Seasonality
      We have experienced, and expect to continue to experience, certain seasonal trends in net sales and cash flow. Larger amounts of cash are generally required during the third and early fourth quarters of the year to build inventories in anticipation of higher demand during the late fall and early winter months. In general, receivables related to higher sales activities during the late fall and early winter months are collected during the late fourth and early first quarter of the year.

Contractual Obligations
      The following table sets forth information about our contractual obligations and commercial commitments as of December 31, 2004:

	Payments Due by Period

		Less than	1-3	4-5	After
Contractual Obligations	Total	1 Year	Years	Years	5 Years

	(In thousands)
Current and long-term debt obligations (including interest)	$214,511	$12,468	$37,322	$23,826	$140,895
Capital lease obligations (including interest)	8,126	629	1,502	295	5,700
Operating lease obligations	12,277	2,763	4,027	1,932	3,555
Purchase obligations	21,207	21,207	—	—	—
      We will be required to make future cash contributions to our defined contribution savings plans. The estimate for these contributions is approximately $0.3 million during 2005. Estimates of cash contributions to be made after 2005 are difficult to determine due to the number of variable factors that impact the calculation of defined contribution savings plans. We will also be required to make interest payments on our revolving debt and variable rate debt. The interest payments to be made on our revolving debt and other variable debt are based on variable interest rates, and the amounts of the borrowings under our revolving credit facility depend upon our working capital requirements.
      Purchase obligations primarily consist of purchase orders and other contractual arrangements for inventory and raw materials.
      We anticipate being able to meet our obligations as they come due.
Off Balance Sheet Assets and Obligations
      We do not have any off-balance sheet arrangements.
Critical Accounting Policies
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition
      We recognize sales of our products when the products are shipped to customers and title passes to the customer in accordance with the terms of sale. We record customer promotional allowances as a reduction of net sales when the allowance is probable of being granted and the amount is estimable. Our promotional allowances are primarily related to the volumes of purchases by various customer groups during specified time periods. Accordingly, to calculate our ultimate related promotional costs we estimate during each period each customer’s potential for achieving the related purchase volumes based primarily on our sales history with each customer. Subsequent period changes in our estimates have not been material in the prior 3 years.

Allowance for Doubtful Accounts
      We record an allowance for uncollectible accounts to reflect management’s best estimate of losses inherent in our receivables as of the balance sheet date. In calculating the allowance for uncollectible accounts, we consider both the current financial condition of individual customers and historical write-off patterns. In 2001, we suffered an unforeseen loss of $0.9 million as a result of the bankruptcy of one of our customers. Our allowances since that time have been adequate to cover other cases of uncollectible customer accounts.

Inventories
      Inventories include material, labor and overhead costs and are recorded at the lower of cost or market on the FIFO basis. In applying FIFO, we evaluate the realizability of our inventory on a product-by-product basis. Inventory reserves are recorded for shrinkage and for obsolete, damaged, defective and slow-moving inventory based on historical trends and are adjusted, if necessary, as new information becomes available. In circumstances where inventory levels are in excess of anticipated market demand, where inventory is deemed technologically obsolete or not saleable due to condition or where inventory cost exceeds net realizable value, we record a charge to cost of goods sold and reduce the inventory to its net realizable value.

Plant and Equipment
      The carrying value of all long-lived assets is evaluated periodically in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets, to determine if adjustment to the depreciation period or the carrying value is warranted.

Goodwill
      SFAS No. 142, Goodwill and Other Intangible Assets, addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, we do not amortize goodwill, but goodwill is subject to our annual impairment testing at December 31. Potential impairment exists if the carrying amount of net assets of an operating segment, including goodwill, is greater than the fair value of net assets of an operating segment. To the extent possible, the Company identifies specific net assets at the operating segment level. Net assets such as inventory, fixed assets and accounts payable are allocated to each operating segment for purposes of recognizing and measuring goodwill impairment. Allocations are based on manufactured cost of goods sold by operating segment. Goodwill was allocated to each operating segment based on the relative fair value of each operating segment. Fair value was based on the income approach using a calculation of discounted estimated future cash flows from our annual long-range planning process. The calculation of impairment loss compares the implied fair value of each operating segment’s goodwill with the carrying value of that goodwill. The results of our testing for potential impairment for 2002, 2003 and 2004 indicated that there was no impairment in our total recorded goodwill balance of $60.6 million. Various factors, including a deterioration in the future prospects for any of our operating segments or a decision to exit an operating segment, could result in an impairment charge.

Income Taxes
      We are an S corporation for federal and state income tax purposes. Accordingly, the shareholders are responsible for federal and substantially all state income tax liabilities arising out of our operations. Dividends are paid to shareholders at amounts, which approximate the shareholders’ current tax liability arising from their ownership in the company. A subsidiary of the company is a C corporation, and as such, is subject to federal and state income tax. We account for income taxes at the subsidiary in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A provision for income tax expense is recognized for income taxes payable for the current period, plus the net changes in deferred tax amounts. We periodically assess the reliability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state or federal statutory tax audits.

      The Internal Revenue Service is currently examining our 2002 federal income tax returns. Management believes that it is not probable or reasonably possible that the ultimate outcome of this examination will result in a material adverse impact on our consolidated financial position or results of operations.

New Accounting Pronouncements
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs — An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by us in the first quarter of 2006. We do not expect the adoption of SFAS No. 151 to have a material impact on our financial position or results of operations.
Quantitative and Qualitative Disclosures About Market Risk
      Our principal market risks are exposure to changes in commodity prices, primarily copper prices, and interest rates on borrowings.
      Commodity Risk. We generally do not enter into arrangements to hedge price fluctuations for copper or other commodities used in the manufacture of our products, although we have done so from time to time in connection with specific transactions, primarily in our consumer outlets segment. The terms of these hedging arrangements generally have been consistent with the terms of the underlying transaction they are designed to hedge and have a term of less than one year. We did not have any outstanding commodity hedging arrangements at December 31, 2004.
      Interest Rate Risk. We have exposure to changes in interest rates on a portion of our debt obligations. The interest rate on our existing credit facility is based on either the lender’s prime rate or the London Interbank Offered Rate (“LIBOR”). Borrowings under our senior secured revolving credit facility will also bear interest at a floating rate. Based on an assumed $29.8 million of borrowings outstanding under our credit facility, a one percentage point change in LIBOR would change our annual interest expense by approximately $0.3 million.

BUSINESS
Introduction
      We are a leading designer, developer, manufacturer and supplier of electrical wire and cable products in the United States. We supply a broad line of wire and cable products, consisting of more than 26,000 stock keeping units (“SKUs”), which enables us to offer our customers a single source for many of their wire and cable product requirements. We sell our products to more than 8,500 active customers, including a wide range of specialty distributors, retailers and original equipment manufacturers (“OEMs”). We believe we possess leading market shares in many of the end markets we serve largely as a result of our broad product line, brand recognition and customer focused manufacturing and distribution capabilities. We develop our products for sale into multiple end markets, including electrical distribution, wire and cable distribution, OEM/government, heating, ventilation, air conditioning and refrigeration (“HVAC/ R”), irrigation, industrial/contractor, security/home automation, recreation/transportation, copper fabrication, retail and automotive. We believe that our broad product line and diverse customer base have contributed to greater stability in net sales and operating profit margin than a number of our competitors. We manufacture our products in eight domestic facilities and supplement our domestic production with international sourcing. Our business currently is organized in three reportable segments–electrical/wire and cable distributors, specialty distributors and OEMs and consumer outlets.
Company History
      We were incorporated in Delaware in 1999 by our current principal shareholders. The majority of our operations came from Coleman Cable Systems, Inc., our predecessor company, which was formed in 1970 and which we acquired in 2000. G. Gary Yetman, our President and Chief Executive Officer, joined our predecessor in 1986, and Richard N. Burger, our Executive Vice President, Chief Financial Officer, Secretary and Treasurer, joined our predecessor in 1996. Our principal executive offices are located at 1530 Shields Drive, Waukegan, Illinois 60085, and our telephone number is (847) 672-2300. Our web site address is www.colemancable.com.
Product Overview
      Our primary product lines include industrial power cable, electronic and communication wire and cable, low voltage cable, assembled wire and cable products and fabricated bare wire products. We sell virtually all of our product lines across each of our three segments, except that we sell our fabricated bare wire products only to specialty distributors and OEMs. Our products begin with bare wire. The core component of most of our products is copper wire that we manufacture internally and acquire from third parties based on a number of factors, including cost. We sell bare copper wire in a variety of gauges. These copper wires are drawn from copper rod into the desired gauges of solid and stranded copper wires. In the majority of our products, a thermoplastic insulation is extruded over the bare wire (in a wide array of compounds, quantities, colors and gauges) and then cabled (twisted) together with other insulated wires. An outer jacket is then extruded over the cabled product. This product is then coiled or spooled and packaged for sale or processed further into a cable assembly.

Industrial Power Cable
      Our industrial power cable product line includes portable cord, machine tool wiring, welding, mining, pump, control, stage/lighting, diesel/locomotive and metal clad cables and other power cord products. These are medium power supply cables used for permanent or temporary connections between a power source (such as a power panel, receptacle or transformer) and a device (such as a motor, light, transformer or control panel). These products are used in construction, industrial maintenance, repair and operations (“MRO”) and OEM applications, such as airline support systems, wind turbines, cranes, marinas, offshore drilling, fountains, car washes, sports lighting, construction, food processing, forklifts, mining and military applications. Our brands in this product line include Royal, Seoprene, Corra/ Clad and Polar-Rig 125.

Electronic and Communication Wire and Cable
      Our electronic and communication wire and cable product line includes telephone, security, coaxial, industrial automation, twinaxial, fire alarm, plenum and home automation cables. These cables permanently connect devices, and they provide power, signal, voice, data or video transmissions from a device (such as a camera, bell or terminal) to a source (such as a control panel, splice strip or video recorder). These products are used in applications such as telecommunication, security, fire detection, access control, video monitoring, data transmission, intercom and home entertainment systems. Our primary brands in this product line include Signal, Plencote, Soundsational and Clear Signal.

Low Voltage Cable
      Our low voltage cable products are comprised of thermostat wire and irrigation cables. These cables permanently connect devices, and they provide low levels of power between devices in a system (such as a thermostat and the switch on a furnace, or a timer and a switch, device or sensor). They are used in applications such as HVAC/ R, energy management, home sprinkler systems and golf course irrigation. We sell many of our low voltage cables under the Baron, BaroStat and BaroPak brand names.

Assembled Wire and Cable Products
      Our assembled wire and cable products include multiple types of extension cords, as well as ground fault circuit interrupters, portable lighting (incandescent, fluorescent and halogen), retractable reels, holiday items, recreational vehicle (“RV”) cords and adapters, and surge and strip products. For the automotive aftermarket we offer booster cables, battery cables and battery accessories. Our brands in this area of our business include Polar Solar, Power Station, American Contractor, Road Power, Booster-in-a-Bag, Tri-Source, Trinector, Quadnector, Luma-Site, Coilex, Stripes and Cool Colors.

Fabricated Bare Wire Products
      Our fabricated bare wire products conduct power or signals and include stranded, bunched and single-end copper, copper clad steel and various copper alloy wire. In this area, we process copper rod into stranding for use in our electronic and electrical wire and cable products or for sale to others for use in their products. We use approximately 72% of our copper wire production internally to produce our finished products. Our primary brand in this product line is Oswego Wire.

End Market Overview
      We classify our business segments based upon the end markets that they serve. Our segments consist of the electrical/wire and cable distributors, specialty distributors and OEMs, and consumer outlets end markets.
      Financial data for our business segments are as follows:

	Year Ended December 31,

	2002	2003	2004

	(In thousands)
Net sales:
Electrical/ Wire and Cable Distributors	$77,156	$82,022	$95,810
Specialty Distributors and OEMs	120,011	106,847	137,474
Consumer Outlets	50,162	49,041	56,525
Intercompany Eliminations	(3,837)	(4,355)	(4,017)

Total	$243,492	$233,555	$285,792

Operating income:
Electrical/ Wire and Cable Distributors	$6,227	$6,856	$9,010
Specialty Distributors and OEMs	9,900	9,121	13,112
Consumer Outlets	4,391	3,328	3,399

Total	20,518	19,305	25,521
General Corporate	(3,781)	(2,718)	(6,274)

Consolidated operating income	$16,737	$16,587	$19,247

Electrical/ Wire and Cable Distributors
      We market industrial power cables, electronic and communication cables, low voltage wire and assembled products for sale in the electrical/electronic/wire and cable distributors segment. We sell these products under brands such as Signal, Royal, Seoprene, Baron and Polar Solar for use primarily in the construction, industrial MRO, data communication and fire safety applications. In this segment, our success has been largely attributable to the breadth of our product offering, customer focused manufacturing and distribution capabilities and strong customer relationships. Certain of our products are approved for use with major telecommunications and home automation systems.

Electrical Distribution
      The electrical distribution channel represents our oldest and largest customer base and is the preferred purchasing channel for many of the primary professional users of our products. Our customers include buying groups, national chains, and independent distributors. We believe we are a leading supplier of the principal products that we sell in this market, based on domestic sales. This channel accounted for $79.9 million or 28.0% of our net sales for the year ended December 31, 2004.

Wire and Cable Distribution
      In this channel, we market our products through wire and cable distributors and electronic distributors. Key customers in this channel are primarily independent distributors. This channel accounted for $15.9 million or 5.5% of our net sales for the year ended December 31, 2004.

Specialty Distributors and OEMs

OEM/ Government
      We design and manufacture specialty products for several OEM markets and government agencies and subcontractors. Our OEM products serve a variety of industries including marine, lighting mobile equipment and entertainment. In this channel, we focus on design-and-build solutions. We provide service with quality product performance geared specifically to customer demand requirements. Our top ten OEM/government customers comprise approximately 65% of the sales for this channel. We sell our government products mainly to the United States Department of Defense, which uses these products primarily for military operations. Electronic products include Qualified Products List (“QPL”) coaxial cable and electrical products produced to military specifications. Several small business military distributors meeting special contracting requirements also participate in this channel. This area of our business is highly dependent on the budget and activities of the Department of Defense. This channel accounted for $22.4 million or 7.9% of our net sales for the year ended December 31, 2004.

HVAC/ R
      We manufacture and market low voltage control cables for the HVAC/ R industry under the Baron brand. We also supply related cords, safety and power supply cords, assemblies and air conditioner disconnect boxes. In this market, we supply a large and diverse customer base that includes the largest and most highly recognized independent distributors and consignment manufacturers serving the industry. We offer our customers a single source for their HVAC/ R cable requirements and work closely with our customers to develop products specific to their needs. This led to the development of our innovative and popular BaroPak packaging and of our BaroStat II damage resistant cable. We believe we are a leading supplier of the principal products that we sell in the HVAC/ R market, based on domestic sales. The prominence of the Baron brand, our reputation for innovation and our customer focused manufacturing and distribution capabilities have contributed substantially to our leadership position in this segment. This channel accounted for $23.8 million or 8.3% of our net sales for the year ended December 31, 2004.

Irrigation
      We produce wire and cable and related products under the Baron brand for use in commercial and residential sprinkler systems, low voltage lighting applications and well pumps. Our customers for these products are turf and landscape distributors, golf course distributors and submersible pump distributors. We believe we are a leading supplier of the principal products that we sell in the irrigation market, based on domestic sales. This channel accounted for $24.1 million or 8.4% of our net sales for the year ended December 31, 2004.

Industrial/ Contractor
      We manufacture and import various professional builders’ products that are marketed through distributors that focus on the commercial construction and industrial markets. These products include professional grade extension cords, ground fault circuit interrupters, industrial cord reels, custom cords, trouble lights, portable halogen lights and electrical/electronic cables. Among the brands that we distribute to this end market are Polar Solar, Luma-Site and X-Treme Box. Our customers in this channel include commercial contractor supply distributors, equipment rental companies and MRO distributors. In this channel, we rely on three major types of customers: specialty, tool and fastener distributors, MRO/industrial catalog houses and retail/general construction supply houses. We believe we are a leading supplier of many of the products that we sell in the industrial/contractor market, based on domestic sales, as a result of our broad product line and customer focused manufacturing and distribution capabilities. This channel accounted for $19.8 million or 6.9% of our net sales for the year ended December 31, 2004.

Security/ Home Automation
      We market electronic and communication wire and cable to security, audio-video, residential and commercial distributors. The products we sell in this channel are used primarily in residential and light commercial applications. These products include fire alarm, burglar alarm, data, coaxial, home automation and security cables. Many of these products are marketed under the Signal brand name. Sales are augmented by private label products sold to national distributors. In 2004, our top three security/home automation customers accounted for 37.4% of channel sales and our top ten customers accounted for 57.2% of channel sales. This channel accounted for $21.0 million or 7.4% of our net sales for the year ended December 31, 2004.

Recreation/ Transportation
      We market to this channel RV wiring products, such as machine tool wire, portable cord, power cords, and adapters, as well as coaxial, speaker, alarm and other cable. We sell these products to manufactured housing OEM’s and RV aftermarket suppliers. There are three national distribution chains that handle the majority of the business to our end market and account for over 90% of this channel’s sales volume. We believe we are a leading wire and cable supplier of the principal products that we sell in the recreation/ transportation market based on domestic sales. This channel accounted for $12.9 million or 4.5% of our net sales for the year ended December 31, 2004.

Copper Fabrication
      We manufacture non-insulated bare and tinned copper, copper clad steel, nickel-plated copper and cadmium copper in various sizes of single-end, bunched and stranded constructions for use in various applications, including appliances, fire alarms, security systems, electronics, automotive telecommunication, military, industrial, high temperature and geophysical. Our customers for these products are other channels within the company, as well as other small specialized wire and cable manufacturers. We believe that our ability to provide specialty products is a competitive strength. This channel accounted for $13.5 million or 4.7% of our net sales for the year ended December 31, 2004.

Consumer Outlets
      We sell a wide variety of products to the retail channel and automotive aftermarket. One major customer of this segment accounted for approximately 28% of the segment’s sales for the year ended December 31, 2004, and we expect sales to this customer to continue to be similar during 2005. Sales to this segment are typically strongest in the fourth quarter, servicing holiday and seasonal requirements.

Retail
      We manufacture and import a wide range of products that are marketed to the retail channel, including an array of extension cords, incandescent and fluorescent trouble lights, surge and strip products, and electrical/electronic cables. We sell these products under the American Contractor, Stripes, Tri-Source, Power Station, Trinector and Cool Colors brand names, among others. Our retail products are sold to a number of prominent national and regional mass merchandisers, home centers, hardware distributors, warehouse clubs and other consumer retailers. We believe that we have gained substantial market share over the past several years and believe that we are a key supplier to this market. Merchandising, packaging and line extensions have been important contributors to our penetration in this market. We believe that we are the only remaining major domestic manufacturer of extension cords and that this provides us a strategic advantage by allowing us to provide quality products to our customers with very short lead times. We import products to supplement our domestic manufacturing capabilities. In addition, we engage in electronic commerce and inventory management with our major retail customers, who have been leaders in these initiatives and demand compliance from their vendor partners. This channel accounted for $39.4 million or 13.8% of our net sales for the year ended December 31, 2004.

Automotive
      We manufacture and import a wide range of products that are marketed to the automotive aftermarket, such as battery booster cables, battery cables and battery accessories. Our major automotive products brand names are Road Power, Polar-Glo, Booster-in-a-Bag and Maximum Energy. Much of the product sold to this channel is private-labeled for our customers. Our principal customers in this segment include prominent national and regional retailers. We compete with companies with domestic production capabilities as well as with companies that import products from Asia. Our automated booster cable manufacturing process provides us with a low cost basis by which to produce the only domestically manufactured UL listed booster cables. We believe we possess a competitive advantage over foreign competitors who, due to the long transit times, are not adequately equipped to provide a rapid response to consumer demand for booster cables, which is driven by cold weather and can be unpredictable. Similar to the retail channel, we have the ability to conduct electronic transactions with our customers. Our global sourcing initiatives provide a valuable supplement to our domestic manufacturing activities. This channel accounted for $17.1 million or 6.0% of our net sales for the year ended December 31, 2004.
Business Strategy
      We intend to expand our business, enhance our market position and increase our net sales and cash flow by focusing on the following key strategic initiatives:
      Pursue Growth Opportunities in Existing and Complementary Markets. We believe we have significant opportunities to grow our business by increasing our penetration with our existing customer base, expanding our already broad product offering and increasing the number of customers we serve. We intend to leverage our leading market positions, extensive product offering and flexible, responsive manufacturing and distribution capabilities to increase our sales to both new and existing customers in our targeted end markets. We are actively seeking to identify, develop and commercialize new products that use our core technology and manufacturing competencies. For example, we are currently in the process of introducing our Push-Lock line of locking extension cords in our consumer outlets end market.
      Manage Cost Structure Through Operating Efficiency and Productivity Improvements. We continue to evaluate our operating efficiency and productivity and are focused on lowering our manufacturing and distribution costs. For example, we implemented a new warehouse management software system at our Waukegan, Illinois distribution center in November 2003 and at our Gurnee, Illinois distribution center in January 2005. We expect the implementation of these systems to result in savings in labor and inventory costs. We recently expanded our international sourcing program by opening an engineering and sourcing office in Shenzhen, China. We anticipate that our initiatives currently underway in manufacturing, foreign sourcing, procurement and distribution will produce additional savings in annualized costs once completed. In addition, we believe there are additional significant cost reduction opportunities by consolidating satellite distribution centers and implementing a warehouse management software system in each of our remaining distribution centers.
      Selectively Pursue Strategic Acquisitions. As a leading manufacturer in our core markets, we believe we are well positioned to benefit from the consolidation of manufacturers in these markets. We believe our management has the ability to identify and integrate strategic acquisitions as evidenced by the successful integration of six businesses since 1996. We will continue selectively to consider acquisitions that improve our market position within our existing target markets, expand our product offerings or end markets, or increase our manufacturing efficiency.
Product Development
      Product development at Coleman Cable is an important part of our business. It is a collaborative initiative, involving the product management, engineering, manufacturing, purchasing, global sourcing and sales teams. New product concepts originate from a number of sources, including field input (sales/agent/customer), product management/engineering creation, outside inventors, raw material vendors, import supplier collaborations and traditional product line lengthening. Our product managers coordinate most of these projects, with active support from other areas of our organization. Recent new product additions include our X-Treme Box for job site power distribution, our Push-Lock locking extension cords and our newly designed line of Power Station surge and strip products.
      Our customers take advantage of the breadth of our manufacturing capabilities and our engineering expertise by working with our engineers to develop customized products to fit their needs. For example, we designed and produced customized cables for a prominent Las Vegas hotel that perform in a severe underwater environment, where standard portable cord could not.
Competition
      The market segments in which we compete are highly competitive. Each of our product segments competes with at least one major competitor; however, due to the diversity of our product offering, most of our competitors do not offer the entire spectrum of our product lines. Although many of our products are made to industry specifications and, therefore, may be interchangeable with our competitors’ products, some of our products are proprietary or manufactured on a custom basis and cannot easily be compared with our competitors’ products.
      The primary competitive factors for our products are similar across our segments. These factors include breadth of product offering, inventory availability, delivery time, price, quality, customer service and relationships, brand recognition and logistics capabilities. We believe we can compete effectively on the basis of each of these factors as they apply to our segments. We view our key competitive strengths as our:

•	strong market presence across multiple end markets;

•	highly diversified and stable revenue base;

•	flexible operating model;

•	successful focus on reducing operating costs;

•	proven track record of consistent financial performance; and

•	experienced and dedicated management team.
Manufacturing and Sourcing
      We currently have eight manufacturing facilities and three primary distribution centers that are supplemented with a network of satellite distribution centers. While we operate our primary distribution centers, our Los Angeles distribution center is an agent-owned warehouse that is not exclusive to our products. All of our satellite distribution centers are owned by agents. In these cases, in addition to receiving selling commissions, the agents receive commissions for warehousing our products. We upgraded our warehouse management software at our largest distribution facility in November 2003 and at a second distribution facility in January 2005. We plan to install comparable systems at our other distribution facilities.
      We primarily manufacture our products domestically; however, we continually seek to identify domestically manufactured products that we can outsource to provide cost savings. Our goal is to optimize the balance between the relatively higher levels of service and shorter delivery times of our domestic manufacturing operations with the lower costs and longer delivery times associated with foreign sourcing.
      For the year ended December 31, 2004, we imported approximately $43 million of products, which were primarily assembled products. We expect imports to continue at a similar level for 2005. In outsourcing products, we strive to maintain consistency between products produced domestically and overseas so that our customers can rely on us to provide them with consistent products from one order to the next.
      We maintain an office in Taiwan and an international procurement office in Shenzhen, China to complement and improve our sourcing and product management activities. The Shenzhen office will work as an extension of our headquarters in Waukegan, Illinois to provide liaison activities related to developing new product programs such as expanding our holiday and promotional product offerings, qualifying new suppliers and products, and providing on-going oversight of the product and service quality from our Asian sources.
Sales and Marketing
      Our corporate marketing group includes a product management team that focuses on the management of specific product categories across our multiple distribution channels. To maximize the accessibility of our offering to a diverse end-user customer base, we market our products through a variety of distribution channels. We have separate internal sales and marketing groups dedicated to each of our end markets. Our internal sales team directs our national networks of manufacturers representatives, who are the primary links to our target markets. These representatives are independent contractors dedicated to specific channels and generally carry our products to the exclusion of competing products. We utilize approximately 140 manufacturers’ representative agencies with approximately 700 sales people selling our products. Sales to distributors, retailers and OEMs are directed through the development of print brochures, industry trade advertising, trade exhibitions, website applications and direct outside sales presentations to distributors and end users by both our employees and independent manufacturers representatives.
Raw Materials
      Copper is the primary raw material that we use to manufacture each of our products. Other significant raw materials are plastics, such as polyethylene and polyvinyl chloride, aluminum, linerboard and wood reels. There are a limited number of domestic and foreign suppliers of copper and these other raw materials. We typically have supplier agreements with terms of one to two years that do not impose minimum purchase requirements. The cost of a raw material purchased during the term of a supplier agreement is subject to the market price for the raw material at the time of purchase. Our centralized procurement department makes an ongoing effort to reduce and contain raw material costs. We generally do not engage in speculative raw material commodity contracts. We attempt to reflect raw material price changes in the sale price of our products.
Foreign Sales and Assets
      Sales to customers outside the U.S. represented less than 1.3% of our net sales in each of the last three years. These foreign sales were $2.7 million in 2002, $2.8 million in 2003 and $2.7 million in 2004. We do not currently, and did not during 2002, 2003 or 2004, have any long-lived assets located outside the U.S.
Backlog and Shipping
      Our product lines have no significant order backlog because we follow the industry practice of stocking finished goods to meet customer demand on a just-in-time basis. We believe that the ability to fill orders in a timely fashion is a competitive factor in the markets in which we operate. As a result of higher demand for our products during the late fall and early winter months, we typically build up our inventory levels during the third and early fourth quarters of the year. In addition, receivables related to increased shipments during the late fall and early winter months are collected during the late fourth and early first quarters of the year.
Patents and Trademarks
      We own five U.S. patents covering products and one U.S. patent covering a process, as well as four foreign patents covering products. We also own a number of registered trademarks. While we consider our patents and trademarks to be valuable assets, we do not consider any single patent or trademark to be of such material importance that its absence would cause a material disruption of our business. No patent or trademark is material to any one segment.

Employees
      As of December 31, 2004, we had 917 employees, with approximately 30% of our employees represented by one labor union. Our current collective bargaining agreement expires December 21, 2006. We consider our labor relations to be good, and we have not experienced any significant labor disputes.
Regulation and Potential Environmental Liability
      As a manufacturer and distributor of wire and cable products, we are subject to a number of industry standard-setting authorities, such as Underwriters Laboratories, the Telecommunications Industry Association, the Electronics Industries Association and the Canadian Standards Association.
      In addition, many of our products are subject to the requirements of federal, state and local or foreign regulatory authorities. We also are subject to federal, state, local and foreign environmental protection laws and regulations governing our operations and the use, handling, disposal and remediation of hazardous substances currently or formerly used by us. A risk of environmental liability is inherent in our current and former manufacturing activities in the event of a release or discharge of a hazardous substance generated by us. We are party to two environmental claims, which are described under the heading “— Legal Proceedings.” There can be no assurance that the costs of complying with environmental, health and safety laws and requirements in our current operations, or that the potential liabilities arising from past releases of or exposure to hazardous substances, will not result in future expenditures by us that could materially and adversely affect our results of operations or financial condition.
Properties
      As of December 31, 2004, we owned or leased the following primary facilities:

		Approximate
Location	Type of Facility	Square Feet	Leased or Owned

Texarkana, Arkansas	Manufacturing	106,700	Owned
Miami, Florida	Manufacturing, Warehouse	106,000	Leased
Gurnee, Illinois	Warehouse	75,000	Leased
North Chicago, Illinois	Manufacturing	23,277	Leased
Waukegan, Illinois	Offices	30,175	Leased
Waukegan, Illinois	Manufacturing	212,530	Owned — 77,394 Leased — 135,136
Waukegan, Illinois	Warehouse	180,000	Leased
East Longmeadow, Massachusetts	Manufacturing, Warehouse	90,000	Leased
Oswego, New York	Manufacturing, Warehouse	115,000	Leased
Siler City, North Carolina	Manufacturing	86,000	Owned
Hayesville, North Carolina	Manufacturing, Warehouse	104,000	Owned
      All of our properties are used in all of our business segments with the exception of the North Chicago, Illinois facility, which is used in the electrical/wire and cable distributors and specialty distributors and OEMs segments, and the Oswego, New York facility, which is used in the specialty distributors and OEMs segment.
      We believe that our existing facilities are adequate for our operations. We do not believe that any single leased facility is material to our operations and, if necessary, we could readily obtain a replacement facility.
Legal Proceedings
      We are involved in legal proceedings and litigation arising in the ordinary course of business. In those cases where we are the defendant, plaintiffs may seek to recover large and sometimes unspecified amounts or other types of relief and some matters may remain unresolved for several years. We believe that none of the routine litigation that we now face, individually or in the aggregate, will be material to our business. We maintain insurance coverage for litigation that arises in the ordinary course of our business and believe such coverage is adequate.
      We are party to two environmental claims. The Leonard Chemical Company Superfund site consists of approximately 7.1 acres of land in an industrial area located a half mile east of Catawba, York County, South Carolina. The Leonard Chemical Company operated this site until the early 1980’s for recycling of waste solvents. These operations resulted in the contamination of soils and groundwaters at the site with hazardous substances. In 1984, the U.S. Environmental Protection Agency listed this site on the National Priorities List. Riblet Products Corporation, with which we merged in 2000, was identified through documents as a company that sent solvents to the site for recycling and was one of the companies receiving a special notice letter from the Environmental Protection Agency identifying it as a party potentially liable under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) for cleanup of the site.
      In 2004, we along with other “potentially responsible parties” (“PRPs”) entered into a Consent Decree with the Environmental Protection Agency requiring the performance of a remedial design and remedial action (“RD/ RA”) for this site. We have entered into a Site Participation Agreement with other PRPs for fulfillment of the requirements of the Consent Decree. Under the Site Participation Agreement, we are responsible for a 9.19% share of the costs for the RD/ RA. We recorded an accrual in 2004 for $0.4 million for this liability.
      On March 16, 2005, we received notice from a PRP Group that we had potential liability at the HIMCO Dump Site in Elkhart, Indiana as a result of the activities of Riblet Products Corporation, and that we could resolve those potential liabilities by a commitment to pay a cashout settlement and an administrative assessment to cover past and future group expenses on a per capita basis. We recorded an accrual in 2004 for $0.1 million for this liability.
      We believe that our accruals related to environmental, litigation and other claims are sufficient and that these items and our rights to available insurance and indemnity will be resolved without material adverse effect on our financial position, results of operations and liquidity, individually or in the aggregate. We cannot, however, assure you that this will be the case.

MANAGEMENT
      Our directors, officers and key employees are as follows:

Name	Age	Position

Directors and Executive Officers
G. Gary Yetman	50	President and Chief Executive Officer and Director
Richard N. Burger	54	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Jeffrey D. Johnston	49	Senior Vice President, Operations and Assistant Secretary
David Bistricer	55	Co-Chairman of the Board of Directors
Shmuel D. Levinson	31	Director
James G. London	57	Director
Nachum Stein	56	Co-Chairman of the Board of Directors
Key Employees
J. Kurt Hennelly	41	Group Vice President, Consumer Group and Global Sourcing
Kenneth A. McAllister	59	Group Vice President, Specialty Group
John P. Pappas	50	Vice President, Marketing
Kathy Jo Van	40	Group Vice President, Electrical Group
      Mr. Yetman joined our predecessor company in 1986 and has served as President and Chief Executive Officer and as a director of the company since December 1999. Prior to his current role, Mr. Yetman held various senior management positions with our predecessor company and within the electrical industry.
      Mr. Burger was named Executive Vice President, Chief Financial Officer, Secretary and Treasurer in December 1999. Mr. Burger joined our predecessor company in July 1996 as Chief Financial Officer. Prior to that time, Mr. Burger served in senior level financial, administrative and manufacturing operations positions at Burns Aerospace Corporation, including as its President and Chief Executive Officer.
      Mr. Johnston was named Senior Vice President, Operations in January 2000. In December 2000, Mr. Johnston was also appointed Assistant Secretary of the company. From April 1995 until January 2000, he served as Vice President, Operations. Prior to joining our predecessor company, Mr. Johnston spent five years in senior manufacturing positions with CommScope, Inc. and nine years with Sealed Air Corporation in various management and manufacturing capacities.
      Mr. Bistricer has been Co-Chairman of the Board of Coleman Cable since January 1999. He was previously co-chairman of Riblet Products Corporation from January 1987 until its merger with the company in 2000. Since 1995, Mr. Bistricer has been the managing member of Berkshire Capital LLC, a real estate investment firm operating in New York and New Jersey.
      Mr. Levinson has been a director of Coleman Cable since March 2005. Since 1996, he has been the principal in his family business, a commercial and residential real estate development company, as well as for Trapeeze Inc., a real estate investment company. Mr. Levinson is currently the Managing Director of Levinson Capital Management LLC, a private equity investment fund. Mr. Levinson is a director of Optician Medical Inc., a medical device manufacturer located in Columbus, Ohio.
      Mr. London has been a director of Coleman Cable since March 2005. From 1994 to 2002, he was the President of the Wire & Cable Division of Anixter International Inc., a communications, wire and cable distributor. Prior to that time, Mr. London held various management positions with Anixter International Inc. Mr. London retired in 2002 after a 26-year career with Anixter International Inc.

      Mr. Stein has been Co-Chairman of the Board of Coleman Cable since January 1999. He founded and is currently Chairman and Chief Executive Officer of American European Group and its subsidiaries, an insurance holding company. He was previously co-chairman of Riblet Products Corporation from January 1987 until its merger with the company.
      Mr. Hennelly was named Group Vice President, Consumer Group and Global Sourcing in January 2005. Prior to that, he had been Vice President, Global Sourcing since December 2002, and in July 2004, he was given the additional responsibilities of Vice President, Consumer Group. Before holding these positions, Mr. Hennelly served as the Vice President, Engineering from June 2001 to November 2002 and as the Director of Manufacturing from April 1997 to May 2001. Prior to these roles, Mr. Hennelly held a variety of management positions in manufacturing, engineering, materials management and quality assurance since joining our predecessor company in 1987.
      Mr. McAllister was named Group Vice President, Specialty Group in January 2005. He had joined Coleman Cable in October 2002 as Vice President, Wire and Cable, and was also responsible for our OEM/ Government sales channel. Prior to joining Coleman Cable, Mr. McAllister held positions at General Cable Corporation as Vice President of OEM/ Specialty Sales from 2000 to 2002, Vice President and General Manager, Industrial/ Electronics Products from 1997 to 2000, Vice President and General Manager Datacom/ Electronic Products from 1994 to 1997. He was Group Vice President at Carol Cable for their electronic and OEM divisions from 1984 to 1994. Prior to that time, Mr. McAllister held various other managerial positions in marketing and engineering at Alpha Wire, Hubbell Wiring Devices and Thomas & Betts Corporation.
      Mr. Pappas has been Vice President, Marketing since June 1993 and has also overseen our assembled products group since December 2002. He joined our predecessor company in 1984 as National Sales Manager and has also held the positions of Director of Marketing, and Vice President, OEM Group. Prior to that time, Mr. Pappas held various marketing and management positions with Motorola, Electri-Flex Company and The National Association of Electrical Distributors.
      Ms. Van was named Group Vice President, Electrical Group in January 2005. Prior to that, Ms. Van had been Vice President, Electrical Distribution since January 2003 and, from July 2000 until that time, she served as Vice President, Business Development and National Sales Manager for our electrical distribution business. Prior to joining the company, Ms. Van worked in the electrical distribution industry for 13 years with distributors of various sizes, including WESCO Distribution, Englewood Electric and Midwest Electric.
      Messrs. Bistricer and Stein are experienced investors in real estate and other business ventures and have from time to time been involved in civil and administrative litigation regarding their business activities. In 2000, Congress Financial Corporation, an affiliate of the initial purchaser, filed a lawsuit against Messrs. Bistricer and Stein arising out of a loan made by Congress to another company owned by them and alleging among other things the diversion of assets placed in “lockbox” accounts and claiming $1.0 million in damages. Messrs. Bistricer and Stein denied and vigorously defended these claims and filed a counterclaim against Congress. The case was settled with a payment of $60,000 to Congress.
Independent Director
      The indenture governing our 9 7/8% senior notes required us to appoint at least one independent director to our Board of Directors within 180 days after the sale of the notes. In March 2005, we appointed two independent directors to the Board. Under the indenture, an independent director is a member of our Board of Directors that (1) is not a legal or “beneficial owner,” directly or indirectly, of any equity interests of us or any of our affiliates (unless our common stock is listed for trading on a national securities exchange or admitted for quotation on the Nasdaq National Market) and does not have any other material, direct or indirect, financial interest in us or any of our affiliates, (2) is not a director, officer, employee, manager, contractor or partner of us or any of our affiliates (other than in respect of his or her service as an independent director), (3) is not a material customer, supplier or creditor of us or any of our affiliates, (4) does not control, directly or indirectly, us, any of our affiliates or any person described in clauses (1), (2) or (3) above, and (5) is not a parent, sibling or child of any person described in clauses (1), (2), (3) or (4) above.

Audit Committee
      We are not a “listed company” under SEC rules and are therefore not required to have an audit committee comprised of independent directors. We do not currently have an audit committee and do not have an audit committee financial expert. The Board of Directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication. Accordingly, the Board of Directors believes that each of its members has the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.
Code of Ethics
      The Board of Directors has not, as yet, adopted a code of ethics applicable to our chief executive officer or chief financial officer and controller, or for persons performing similar functions. The Board believes that the company’s existing internal control procedures and current business practices are adequate to promote honest and ethical conduct and to deter wrongdoing on the part of these executives. We expect to implement during 2005 a code of ethics that will apply to these executives. In accordance with applicable SEC rules, the code of ethics will be made publicly available.
EXECUTIVE COMPENSATION
Director Compensation
      David Bistricer and Nachum Stein each have a consulting arrangement with us in which they agree, in addition to their service as directors of the company, to provide advice and counsel on business planning and strategy, including advice on potential acquisitions. Pursuant to these arrangements, and for their service as directors, we will pay each of Messrs. Bistricer and Stein an annual fee of $250,000.
      Sam Levinson and Gary London each receive a quarterly retainer of $2,500. In addition, they receive $2,500 for each Board meeting attended and $1,000 for each Board committee meeting attended, as well as reimbursement for their out-of-pocket expenses incurred in connection with the performance of Board duties.
Executive Compensation
      The following table sets forth a summary of certain information regarding compensation paid or accrued by us for services rendered to the company for the fiscal year ended December 31, 2004 to our chief executive officer and the other executive officers during such period.
Summary Compensation

		Annual Compensation
				All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation(2)

G. Gary Yetman	2004	$441,150	$1,497,362	$8,604
President and Chief Executive Officer
Richard N. Burger	2004	311,400	1,190,255	5,673
Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Jeffrey D. Johnston	2004	269,681	468,583	4,746
Senior Vice President, Operations and Assistant Secretary

(1)	Consists of regular annual cash bonuses, special cash bonuses and special bonuses of shares of our common stock valued at $402 per share as follows: Mr. Yetman, $42,000 in regular annual bonus, $713,672 in special cash bonus and 1,845 shares; Mr. Burger, $30,000 in regular annual bonus, $583,385 in special cash bonus and 1,435 shares; and Mr. Johnston, $46,000 in regular annual bonus, $92,943 in special cash bonus and 820 shares.

(2)	Represents premiums paid on life and disability insurance for the benefit of the executive.
      We do not maintain an equity incentive or stock purchase plan and have not awarded any of our employees individual equity incentive grants.
Compensation Committee Interlocks and Insider Participation
      The Board of Directors does not maintain a Compensation Committee. During fiscal 2004, however, Messrs. Bistricer, Stein and Yetman participated in deliberations of the Board of Directors concerning executive officer compensation.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT AND RELATED STOCKHOLDER MATTERS
      The following table shows the beneficial ownership of our common stock by our executive officers, directors and other 5% shareholders, as well as by our executive officers and directors as a group. This information is presented as of June 30, 2005. The percent owned as of June 30, 2005 is based on 40,784 shares outstanding. Except as otherwise noted, the shareholders named in this table have sole voting and investment power for all shares shown as beneficially owned by them. Unless otherwise indicated, the address of each executive officer and director is c/o Coleman Cable, Inc., 1530 Shields Drive, Waukegan, Illinois 60085.

	Shares Beneficially
	Owned

	Number
Name	of Shares	Percent

David Bistricer(1)(2)	9,021	22.1%
Moric Bistricer(2)(3)	9,021	22.1
Richard N. Burger	1,618	4.0
Alexander Hasenfeld(4)	4,493	11.0
Ephraim Hasenfeld(4)	3,873	9.5
Hertz Hasenfeld(4)	3,873	9.5
Jeffrey D. Johnston	996	2.4
Shmuel D. Levinson	0	—
James G. London	0	—
Nachum Stein(4)	18,042	44.2
G. Gary Yetman	2,086	5.1
All executive officers and directors (7 persons)	31,763	77.9

(1)	Mr. D. Bistricer’s address is: 4611 12th Avenue, Brooklyn, New York 11219.

(2)	Mr. D. Bistricer and Mr. M. Bistricer each own 9,021 shares of record and beneficially. Mr. D. Bistricer is the adult son of Mr. M. Bistricer and they do not share a household. Accordingly, Mr. D. Bistricer is not deemed to be the beneficial owner of Mr. M. Bistricer’s shares.

(3)	Mr. M. Bistricer’s address is: c/o David Bistricer, 4611 12th Avenue, Brooklyn, New York 11219.

(4)	The 12,239 shares beneficially owned by Messrs. A. Hasenfeld, E. Hasenfeld and H. Hasenfeld are subject to a Voting Trust Agreement pursuant to which Mr. Stein has the right to vote, but not to dispose of, these shares. In addition, Mr. Stein has informal agreements to vote 565 shares, as well as the right to vote 756 shares pursuant to agreements with certain family members who hold the shares through a nominee. Accordingly, the beneficial ownership of these shares is attributable to Mr. Stein, and such shares are included in the number of shares beneficially owned by him. Mr. Stein’s address is: Nachum Stein, c/o American European Group, 444 Madison Avenue, Suite 501, New York, NY 10022. The

address for Messrs. A. Hasenfeld, E. Hasenfeld and H. Hasenfeld is: c/o Nachum Stein, American European Group, 444 Madison Avenue, Suite 501, New York, New York 10022.

Equity Compensation Plan Information
      We do not maintain any compensation plans under which equity securities are authorized for issuance.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      David Bistricer and Nachum Stein each have a consulting arrangement with us in which they agree, in addition to their service as directors of the company, to provide advice and counsel on business planning and strategy, including advice on potential acquisitions. Pursuant to these arrangements, and for their service as directors, we will pay each individual an annual fee of $250,000.
DESCRIPTION OF CERTAIN INDEBTEDNESS
      The following summary of certain provisions of the instruments evidencing our material indebtedness does not purport to be complete and is subject to, and qualified in its entirety by reference to, the agreements and instruments related thereto, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Senior Secured Revolving Credit Facility
      Simultaneously with the consummation of our offering of 9 7/8% senior notes, we entered into a senior secured revolving credit facility with Wachovia Bank, National Association, as administrative agent, ING Capital LLC and National City Business Credit, Inc, as syndication agents, PNC Bank, National Association and Associated Bank, National Association, as documentation agents, and Wachovia Capital Markets, LLC, as sole lead arranger and book runner. We expect to use the excess borrowing availability under our new credit facility for our and our subsidiaries’ working capital needs and general corporate purposes.
      The credit facility provides for aggregate borrowings of up to $75 million, including a sublimit for letters of credit up to $5 million. All revolving loans under the credit facility will mature in September 2009. The credit facility is secured by substantially all of our assets, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property), as well as by a pledge of all of the capital stock of each of our domestic subsidiaries and 65% of the capital stock of each of our foreign subsidiaries. The credit facility provides that a change of control under the credit facility will occur if either Mr. Yetman ceases to be our Chief Executive Officer or Mr. Burger ceases to be our Chief Financial Officer and in each case a successor acceptable to the agent under the credit facility is not appointed within 180 days. A change of control would constitute an event of default under the credit facility, entitling the lenders to declare all obligations due and payable.
      Borrowings under the credit facility bear interest at a floating rate, which can be either the base rate (defined as the greater of (a) the prime, base or equivalent rate of interest announced or published from time to time hereafter by Wachovia Bank, National Association, or (b) the federal funds rate plus 1/2%) or the LIBOR rate, plus the applicable margin.
      As of March 31, 2005, we had outstanding borrowings of $28.5 million under our credit facility and, as limited by the borrowing base, $33.2 million of additional borrowing capacity. As of that date, we were in compliance with all of the covenants contained in the credit facility.
      The credit facility contains certain more restrictive covenants than the indenture governing the senior notes, which consist of financial covenants, including, but not limited to, a fixed charge coverage ratio and a leverage ratio. In addition, the credit facility contains other customary affirmative and negative covenants relating to limitations on dividends and other indebtedness, liens, investments, guarantees, mergers and acquisitions, sales of assets, capital expenditures and leases. The financial covenants:

•	require us to maintain a Leverage Ratio that does not exceed 6.5 to 1.0 as of the last day of each fiscal quarter,

•	require us to maintain a Fixed Charge Coverage Ratio of not less than 1.1 to 1.0 as of the last day of each fiscal quarter, and

•	prohibits us from making Consolidated Capital Expenditures in an amount in excess of $5,500,000 in 2005 and $6,500,000 during each fiscal year beginning in 2006.
      Set forth below is a summary of certain of the defined terms used in the credit facility. Reference is made to the credit facility for a full definition of all such terms, as well as any other terms used herein for which no definition is provided.
      “Capital Expenditures” means expenditures for the acquisition (including the acquisition by capitalized lease) or improvement of capital assets, as determined in accordance with GAAP.
      “Capital Lease” means, as applied to any person, any lease of any property (whether real, personal or mixed) by that person as lessee which, in accordance with GAAP, is or should be accounted for as a capital lease on the balance sheet of that person.
      “Consolidated Capital Expenditures” means, for any applicable period of computation, an amount equal to the consolidated aggregate Capital Expenditures of Coleman Cable and our consolidated subsidiaries during that fiscal period net of trade-ins and allowances, as determined in accordance with GAAP.
      “Consolidated Cash Taxes” means, for any applicable period of computation, the sum of all taxes paid in cash by us and our consolidated subsidiaries during the period, determined on a consolidated basis in accordance with applicable law and GAAP.
      “Consolidated EBITDA” means, for any applicable period of computation, (a) Consolidated Net Income for that period, but excluding therefrom all extraordinary items of income or loss for that period, plus (b) the sum of the following to the extent deducted in calculating Consolidated Net Income: (i) Consolidated Interest Expense for that period, plus (ii) tax expense (including, without limitation, any federal, state, local and foreign income and similar taxes) of Coleman Cable and our subsidiaries for that period, plus (iii) depreciation, amortization and other non-cash charges (excluding non-cash charges that are expected to become cash charges in the next succeeding 12 months or that are reserves for future cash charges) for that period.
      “Consolidated Fixed Charges” means, for any applicable period of computation, without duplication, the sum of (i) all Consolidated Interest Expense paid in cash for that period plus (ii) Consolidated Scheduled Funded Indebtedness Payments made during that period.
      “Consolidated Funded Indebtedness” means, as of any date of determination, all Funded Indebtedness of Coleman Cable and our consolidated subsidiaries, determined on a consolidated basis in accordance with GAAP.
      “Consolidated Interest Expense” means, for any applicable period of computation, all interest expense, net of cash interest income, of Coleman Cable and our consolidated subsidiaries for that period, determined on a consolidated basis in accordance with GAAP.
      “Consolidated Net Income” means, for any applicable period of computation, the net income (or net deficit) of Coleman Cable and our consolidated subsidiaries for that period, after deduction of interest expense, income taxes and depreciation and amortization for the period, determined on a consolidated basis in accordance with GAAP.
      “Consolidated Scheduled Funded Indebtedness Payments” means, for any applicable period of computation, the sum of all scheduled payments of principal on Consolidated Funded Indebtedness for that period (including the principal component of payments due on Capital Leases or under any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product during that period), determined on a consolidated basis in accordance with GAAP; it being understood that Consolidated Scheduled Funded Indebtedness Payments does not include voluntary prepayments or the mandatory prepayments required pursuant to of the credit facility.
      “Current Derivative Exposure” means, as to any person, as of any date of determination, the amount that would be payable by that person in the event all transactions under its Hedging Agreements outstanding on that date were terminated due to an event of default for which that person was a defaulting party under those Hedging Agreements, without giving credit for any amounts that would be payable to that person in connection with those terminations.
      “Fixed Charge Coverage Ratio” means, as of the last day of each of ours fiscal quarters, the ratio of (a)(i) Consolidated EBITDA (computed for the four consecutive fiscal quarterly periods then ending), minus (ii) Unfinanced Capital Expenditures for that period, minus (iii) Consolidated Cash Taxes for that period, minus (iv) cash dividends or other distributions and management fees paid by us pursuant to Section 9.6 of the credit facility during that period, to (b) Consolidated Fixed Charges (computed for the four consecutive fiscal quarterly periods then ending).
      “Funded Indebtedness” means, with respect to any person, without duplication, (a) all obligations of that person for borrowed money, (b) all obligations of that person evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) all obligations of that person under conditional sale or other title retention agreements relating to property purchased by that person (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business), (d) all obligations of that person issued or assumed as the deferred purchase price of property or services purchased by that person (other than trade debt incurred in the ordinary course of business and due within six months of the incurrence thereof) which would appear as liabilities on a balance sheet of that person, (e) the principal portion of all obligations of that person under Capital Leases, (f) the maximum amount of all letters of credit issued or bankers’ acceptances facilities created for the account of that person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed), (g) all preferred capital stock issued by that person and required by the terms of the credit facility to be redeemed, or for which mandatory sinking fund payments are due, by a fixed date prior to 180 days following the Maturity Date, (h) the principal portion of all obligations of that person under off-balance sheet financing arrangements, (i) the amount of Current Derivative Exposure under Hedging Agreements of that person, (j) all Indebtedness of another person of the type referred to in clauses (a) through (i) above secured by (or for which the holder of the Funded Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on, or payable out of the proceeds of production from, property owned or acquired by that person, whether or not the obligations secured thereby have been assumed, (k) all guaranties of that person with respect to Indebtedness of the type referred to in clauses (a) through (i) above of another person and (l) Indebtedness of the type referred to in clauses (a) through (i) above of any partnership or unincorporated joint venture in which that person is legally obligated or has a reasonable expectation of being liable with respect thereto.
      “Hedging Agreements” means any interest rate protection agreement, foreign currency exchange agreement, commodity purchase or option agreement or other interest or exchange rate or commodity price hedging agreements.
      “Indebtedness” means, with respect to any person, without duplication, (a) all obligations of that person for borrowed money, (b) all obligations of that person evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) all obligations of that person under conditional sale or other title retention agreements relating to property purchased by that person (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business), (d) all obligations of that person issued or assumed as the deferred purchase price of property or services purchased by that person (other than trade debt incurred in the ordinary course of business and due within six months of the incurrence thereof) which would appear as liabilities on a balance sheet of that person, (e) all obligations of that person under take-or-pay or similar arrangements or under commodities agreements, (f) all Indebtedness of others secured by (or for which the holder of the Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on, or payable out of the proceeds of production from, property owned or acquired by that person, whether or not the obligations secured thereby have been assumed, (g) all guaranties of that person with respect to Indebtedness of the type referred in this definition of another person, (h) the principal portion of all obligations of that person under Capital Leases, (i) all obligations of that person under Hedging Agreements, (j) the maximum amount of all letters of credit issued or bankers’ acceptances facilities created for the account of that person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed), (k) all preferred capital stock issued by that person and required by the terms of the credit facility to be redeemed, or for which mandatory sinking fund payments are due, by a fixed date prior to 180 days following the Maturity Date, (l) the principal portion of all obligations of that person under off-balance sheet financing arrangements and (m) the Indebtedness of any partnership or unincorporated joint venture in which that person is a general partner or a joint venturer in which that person is legally obligated or has a reasonable expectation of being liable with respect thereto.
      “Leverage Ratio” means, as of the last day of each of our fiscal quarters,the ratio of Consolidated Funded Indebtedness as of that date to Consolidated EBITDA (computed for the four consecutive fiscal quarterly periods then ending).
      “Lien(s)” means any lien, claim, charge, pledge, security interest, deed of trust, mortgage, or other encumbrance.
      “Maturity Date” means the fifth anniversary of the closing date of the credit facility.
      “Unfinanced Capital Expenditures” means for any period Capital Expenditures made during the period and not financed from the proceeds of Funded Indebtedness.

Capital Lease Obligation
      In connection with the purchase of the Oswego Wire Incorporated facility (“Oswego”) and certain related equipment, Oswego acquired the rights and assumed the capital lease obligation of Copperweld Corporation (“Copperweld”) under a certain Amended and Restated Sale Agreement (“Sale Agreement”) between Copperweld and the County of Oswego Industrial Development Agency (“IDA”). Terms of the Sale Agreement specify payment of $5.7 million on July 1, 2012. In order to secure payment of the obligation, in 1987, we purchased and placed in a dedicated fund $0.7 million of 8.7% zero coupon bonds issued by the Municipal Authority of Westmoreland County, Pennsylvania, redeemable in the amount of $5.7 million on July 1, 2012. Upon maturity, the proceeds of the investment in the zero coupon bonds will be used to fulfill the obligation under the Sale Agreement. The market value of the bonds at March 31, 2005 was $4.3 million. The bonds are carried at their original cost of $0.7 million plus accumulated interest of $2.3 million and are included in other assets in the accompanying consolidated balance sheet as of March 31, 2005. Pursuant to the agreement between Oswego and Copperweld, any excess or shortfall of funds in the dedicated account after payment of the obligation revert to or are the responsibility of Copperweld. Copperweld has a security interest in certain property and equipment with a net book value of $.5 million at March 31, 2005.
      On May 16, 2005 Oswego and Copperweld executed a definitive agreement regarding the accelerated payment of the $5.7 million lease obligation due under the Sale Agreement. Upon consummation of the transactions contemplated by this definitive agreement, Oswego released the zero coupon bonds to Copperweld and made an additional cash payment of $0.8 million to Copperweld, in exchange for complete settlement of Oswego’s obligations under the Amended and Restated Sale Agreement and the conveyance by Copperweld to Oswego all of Copperweld’s right, title and interest in and to the Oswego facility, free and clear of any liens and encumbrances held by Oswego County.
      We have issued notes to the IDA for the financing of certain machinery and capital improvements. The notes include a $3.3 million machinery loan requiring 108 monthly payments of $40,000 and bearing interest at 5.97% per annum. The outstanding balance of the loan at March 31, 2005 was $1.6 million. We also have a capital improvement loan on the building for $0.2 million requiring 240 monthly payments and bearing interest at 6.25% per annum.

DESCRIPTION OF THE NEW NOTES
      We issued the Old Notes under an Indenture, dated as of September 28, 2004, among us, the Note Guarantors and Deutsche Bank National Trust Company, as Trustee (the “Trustee”). The terms of the Old Notes include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939 (the “TIA”).
      The terms of the New Notes are identical in all material respects to the Old Notes, except that the New Notes will have been registered under the Securities Act and, therefore, will not be subject to transfer restrictions or contain certain provisions regarding liquidated damages under certain circumstances relating to the registration rights agreement, which damages provisions will terminate upon the consummation of the exchange offer.
      We summarize below certain provisions of the Indenture, but do not restate the Indenture in its entirety. We urge you to read the Indenture because it defines your rights. A copy of the Indenture will be made available to prospective purchasers upon request.
      Key terms used in this section are defined under “— Certain Definitions.” When we refer to:

•	the “company” in this section, we mean Coleman Cable, Inc. and not any of its subsidiaries; and

•	Notes in this section, we mean the Old Notes, the New Notes and Additional Notes.
General
      The Notes will:

•	be general unsecured obligations of the company;

•	rank equal in right of payment to all unsecured and unsubordinated Indebtedness of the company, and senior to all Indebtedness that by its terms is subordinated to the Notes;

•	effectively rank junior to all secured Indebtedness of the company (including borrowings under the Bank Credit Facility) to the extent of the value of the assets securing such Indebtedness;

•	be unconditionally guaranteed on a general unsecured and unsubordinated basis by all of the company’s existing and future Domestic Restricted Subsidiaries; and

•	be issuable in an unlimited aggregate principal amount, of which up to $120.0 million aggregate principal amount of New Notes will be issued in the exchange offer.
Additional Notes
      Subject to the limitations set forth under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness,” the company may incur additional Indebtedness. At the company’s option, this additional Indebtedness may consist of additional Notes (“Additional Notes”) issued in one or more transactions. Holders of Additional Notes would have the right to vote together with Holders of the Notes.
Principal, Maturity and Interest
      We will issue Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on October 1, 2012. The Notes will not be entitled to the benefit of any mandatory sinking fund.
      Interest on the New Notes will accrue at the rate of 9 7/8% per annum and will be payable semi-annually in arrears on each April 1 and October 1, commencing on October 1, 2005. Payments will be made to the persons who are registered Holders at the close of business on March 15 and September 15, respectively, immediately preceding the applicable interest payment date.
      Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The redemption of Notes with unpaid and accrued interest to the date of redemption will not affect the right of Holders of record on a record date to receive interest due on an interest payment date.
      Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The company may change the Paying Agent and Registrar without notice to Holders. If a Holder has given wire transfer instructions to the company, the company will make all principal, premium and interest payments on those Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the Paying Agent and Registrar in New York City unless the company elects to make interest payments by check mailed to the registered Holders at their registered addresses.
Note Guarantees
      Each of our existing and future Domestic Restricted Subsidiaries will be required to execute a guarantee of the Notes. Each such Note Guarantee will:

•	be a general unsecured obligation of that Note Guarantor;

•	rank equal in right of payment to all unsecured and unsubordinated Indebtedness of that Note Guarantor, and senior to all Indebtedness of that Note Guarantor that by its terms is subordinated to such Note Guarantee; and

•	effectively rank junior to all secured Indebtedness of that Note Guarantor (including under the Bank Credit Facility) to the extent of the value of the assets securing such Indebtedness.
      Each Note Guarantor will unconditionally guarantee the performance of all obligations of the company under the Indenture and the Notes. The Obligations of each Note Guarantor in respect of its Note Guarantee will be limited to the maximum amount as will result in the Obligations not constituting a fraudulent conveyance or fraudulent transfer under U.S. federal or state law. See “Risk Factors — Risks Related to the Notes and our Other Indebtedness — Federal and state statutes allow courts, under specific circumstances, to void the guarantees of the Notes and require the holders of the Notes to return payments received from the guarantors.”
      A Note Guarantor will be released and relieved of its obligations under its Note Guarantee in the event:

(1) there is a Legal Defeasance of the Notes as described under “— Legal Defeasance and Covenant Defeasance”;

(2) there is a sale or other disposition of Capital Stock of such Note Guarantor following which such Note Guarantor is no longer a direct or indirect Subsidiary of the company; or

(3) such Note Guarantor is designated as an Unrestricted Subsidiary in accordance with “— Certain Covenants — Limitation on Designation of Unrestricted Subsidiaries”;
provided, that the transaction is carried out pursuant to and in accordance with any other applicable provisions of the Indenture.
      If any Person becomes a Domestic Restricted Subsidiary (including upon a Revocation of the Designation of a Subsidiary as an Unrestricted Subsidiary), the company will cause that Domestic Restricted Subsidiary concurrently to become a Note Guarantor by executing a supplemental indenture and providing the Trustee with an Officers’ Certificate and Opinion of Counsel.
      Under the circumstances described under “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants in the Indenture and will not guarantee the Notes.
      In the event of a bankruptcy, liquidation or reorganization of a non-guarantor subsidiary, the non-guarantor subsidiary would pay the holders of its debt and its trade creditors before it would be able to distribute any of its assets to us. In addition, holders of minority equity interests in Subsidiaries may receive distributions prior to or pro rata with the company depending on the terms of the equity interests.

Redemption
      Optional Redemption. Except as stated below, the company may not redeem the Notes prior to October 1, 2008. The company may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after October 1, 2008, at the following redemption prices, expressed as percentages of the principal amount thereof, if redeemed during the twelve-month period commencing on October 1 of any year set forth below:

Year	Percentage

2008	104.9375%
2009	102.4688%
2010 and thereafter	100.0000%
      Optional Redemption upon Public Equity Offerings. At any time, or from time to time, prior to October 1, 2007, the company may, at its option, use the net cash proceeds of one or more Public Equity Offerings to redeem in the aggregate up to 35% of the aggregate principal amount of the Notes originally issued at a redemption price equal to 109.875% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of redemption; provided, that:

(1) after giving effect to any such redemption at least 65% of the aggregate principal amount of the Notes originally issued remains outstanding; and

(2) the company shall make such redemption not more than 60 days after the consummation of such Public Equity Offering.
      “Public Equity Offering” means an underwritten public offering of Qualified Capital Stock of the company pursuant to a registration statement (other than a registration statement filed on Form S-4 or S-8) filed with the SEC in accordance with the Securities Act.
      Optional Redemption Procedures. In the event that less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by any other method as the Trustee shall deem fair and appropriate. If a partial redemption is made with the proceeds of a Public Equity Offering, selection of the Notes or portions thereof for redemption shall, subject to the preceding sentence, be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of DTC), unless the method is otherwise prohibited. No Notes of a principal amount of $1,000 or less shall be redeemed in part and Notes of a principal amount in excess of $1,000 may be redeemed in part in multiples of $1,000 only.
      Notice of any redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If Notes are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof (if any) will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made, as appropriate).
      The company will pay the redemption price for any Note together with accrued and unpaid interest thereon through the date of redemption. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.
Change of Control
      Upon the occurrence of a Change of Control, each Holder will have the right to require that the company purchase all or a portion (in integral multiples of $1,000) of the Holder’s Notes at a purchase price equal to

101% of the principal amount thereof, plus accrued and unpaid interest thereon through the date of purchase (the “Change of Control Payment”).
      Within 20 days following the date upon which the Change of Control occurred, the company must send, by first-class mail, a notice to each Holder, with a copy to the Trustee, offering to purchase the Notes as described above (a “Change of Control Offer”). The Change of Control Offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date the notice is mailed, other than as may be required by law (the “Change of Control Payment Date”).
      On the Change of Control Payment Date, the company will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent funds in an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the company.
      If only a portion of a Note is purchased pursuant to a Change of Control Offer, a new Note in a principal amount equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made, as appropriate). Notes (or portions thereof) purchased pursuant to a Change of Control Offer will be cancelled and cannot be reissued.
      The Bank Credit Facility contains, and other Indebtedness of the company may contain, prohibitions on the occurrence of events that would constitute a Change of Control or require that Indebtedness to be repaid or repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the company to repurchase the Notes upon a Change of Control could cause a default under the Bank Credit Facility and such other Indebtedness even if the Change of Control itself does not, including as a result of the financial impact of such repurchase on the company.
      If a Change of Control Offer occurs, there can be no assurance that the company will have available funds sufficient to make the Change of Control Payment for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the company expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations and any other obligations in respect of its Indebtedness arising in connection with the Change of Control. However, there can be no assurance that the company would be able to obtain necessary financing.
      The definition of “Change of Control” in the Indenture is limited in scope. Holders will not be entitled to require the company to purchase their Notes in the event of a takeover, recapitalization, leveraged buyout or similar transaction which is not a Change of Control.
      The company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations in connection with the purchase of Notes in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by doing so.
      The company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.
      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the company and its Subsidiaries taken as a whole to another Person or group may be uncertain.
Certain Covenants
      The Indenture will contain, among others, the following covenants:
Limitation on Incurrence of Additional Indebtedness

(1) The company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness, including Acquired Indebtedness, or permit any Restricted Subsidiary that is not a Note Guarantor to Incur Preferred Stock, except that the company and any Note Guarantor may Incur Indebtedness, including Acquired Indebtedness, if, at the time of and immediately after giving pro forma effect to the Incurrence thereof and the application of the proceeds therefrom, no Default or Event of Default shall have occurred and be continuing and the Consolidated Fixed Charge Coverage Ratio of the company is greater than 2.0 to 1.0.

(2) Notwithstanding clause (1), the company and its Restricted Subsidiaries may Incur Permitted Indebtedness as provided in the definition thereof.

(3) For purposes of determining compliance with, and the outstanding principal amount of, any particular Indebtedness Incurred pursuant to and in compliance with this covenant, the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP. Accrual of interest, the accretion or amortization of original issue discount, the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Disqualified Capital Stock or Preferred Stock in the form of additional Disqualified Capital Stock or Preferred Stock with the same terms will not be deemed to be an Incurrence of Indebtedness or Preferred Stock for purposes of this covenant.
Limitation on Restricted Payments
      The company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, take any of the following actions (each, a “Restricted Payment”):

(a) declare or pay any dividend or return of capital or make any distribution on or in respect of shares of Capital Stock of the company or any Restricted Subsidiary to holders of such Capital Stock, other than:

• dividends or distributions payable in Qualified Capital Stock of the company; or

• dividends or distributions payable to the company and/or a Restricted Subsidiary;

(b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the company or any Restricted Subsidiary, or any direct or indirect parent of the company, other than Capital Stock held by the company or another Restricted Subsidiary;

(c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, as the case may be, any Subordinated Indebtedness; or

(d) make any Investment (other than Permitted Investments);
           if at the time of the Restricted Payment and immediately after giving effect thereto:

(1) a Default or an Event of Default shall have occurred and be continuing;

(2) the company is not able to Incur at least $1.00 of additional Indebtedness pursuant to clause (1) of “— Limitation on Incurrence of Additional Indebtedness”; or

(3) the aggregate amount (the amount expended for these purposes, if other than in cash, being the Fair Market Value of the relevant property) of Restricted Payments, including the proposed Restricted Payment, made subsequent to the Issue Date up to the date thereof, less any Investment Return calculated as of the date thereof, shall exceed the sum of:

(A) 50% of cumulative Consolidated Net Income or, if cumulative Consolidated Net Income is a loss, minus 100% of the loss, accrued during the period, treated as one accounting period, beginning on the first full fiscal quarter after the Issue Date to the end of the most recent fiscal quarter for which consolidated financial information of the company is available;
                plus

(B) 100% of the aggregate net cash proceeds received by the company from any Person from any:

• contribution to the equity capital of the company not representing an interest in Disqualified Capital Stock or issuance and sale of Qualified Capital Stock of the company, in each case, subsequent to the Issue Date; or

• issuance and sale subsequent to the Issue Date (and, in the case of Indebtedness of a Restricted Subsidiary, at such time as it was a Restricted Subsidiary) of any Indebtedness for borrowed money of the company or any Restricted Subsidiary that has been converted into or exchanged for Qualified Capital Stock of the company;
                     excluding, in each case, any net cash proceeds:

(x) received from a Subsidiary of the company;

(y) used to redeem Notes under “— Redemption — Optional Redemption Upon Public Equity Offerings”; or

(z) applied in accordance with the second paragraph of this covenant below.
      Notwithstanding the preceding paragraph, this covenant does not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

(2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the company,

(a) in exchange for Qualified Capital Stock of the company, or

(b) through the application of the net cash proceeds received by the company from a substantially concurrent sale of Qualified Capital Stock of the company or a contribution to the equity capital of the company not representing an interest in Disqualified Capital Stock, in each case not received from a Subsidiary of the company;

provided, that the value of any such Qualified Capital Stock issued in exchange for such acquired Capital Stock and any such net cash proceeds shall be excluded from clause (3)(B) of the first paragraph of this covenant (and were not included therein at any time);

(3) if no Default or Event of Default shall have occurred and be continuing, the voluntary prepayment, purchase, defeasance, redemption or other acquisition or retirement for value of any

Subordinated Indebtedness solely in exchange for, or through the application of net cash proceeds of a substantially concurrent sale, other than to a Subsidiary of the company, of:

(a) Qualified Capital Stock of the company, or

(b) Refinancing Indebtedness for such Subordinated Indebtedness;

provided, that the value of any Qualified Capital Stock issued in exchange for Subordinated Indebtedness and any net cash proceeds referred to above shall be excluded from clause (3)(B) of the first paragraph of this covenant (and were not included therein at any time);

(4) if no Default or Event of Default shall have occurred and be continuing, repurchases by the company of Common Stock of the company or options, warrants or other securities exercisable or convertible into Common Stock of the company from employees or directors of the company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment or directorship of the employees or directors, in an aggregate amount not to exceed $1.0 million in any calendar year and $2.5 million in the aggregate;

(5) with respect to any period after June 30, 2004, so long as the company qualifies as an S corporation within the meaning of Section 1361 of the Code, distributions to shareholders of the company in an amount not to exceed the Tax Amount for such period;

(6) the distribution in the aggregate amount of $13.825 million made to shareholders in connection with the original offering; and

(7) if no Default or Event of Default shall have occurred and be continuing, Restricted Payments not to exceed $5.0 million.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date, amounts expended pursuant to clauses (1) (without duplication for the declaration of the relevant dividend), (4) and (7) of this paragraph shall be included in such calculation and amounts expended pursuant to clauses (2), (3), (5) and (6) of this paragraph shall not be included in such calculation.
      Not later than the date of making any Restricted Payment, the company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the company’s latest available internal quarterly financial statements.
Limitation on Asset Sales
      The company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(a) the company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and

(b) at least 75% of the consideration received for the assets sold by the company or the Restricted Subsidiary, as the case may be, in the Asset Sale shall be in the form of cash or Cash Equivalents received at the time of such Asset Sale.
      The company or such Restricted Subsidiary, as the case may be, may apply the Net Cash Proceeds of any such Asset Sale within 360 days thereof to:

(a) repay secured Indebtedness and Indebtedness under the Bank Credit Facility and, if the Indebtedness repaid is revolving credit Indebtedness, permanently reduce the commitments with respect thereto without Refinancing, or

(b) purchase:

(1) property, plant or equipment or other long-lived tangible assets to be used by the company or any Restricted Subsidiary in a Permitted Business or

(2) Capital Stock of a Person engaged solely in a Permitted Business that will become, upon purchase, a Restricted Subsidiary (collectively, “Replacement Assets”)

from a Person other than the company and its Restricted Subsidiaries.
      To the extent all or a portion of the Net Cash Proceeds of any Asset Sale are not applied within the 360 days of the Asset Sale as described in clause (a) or (b) of the immediately preceding paragraph, the company will make an offer to purchase Notes (the “Asset Sale Offer”), at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, to the date of purchase (the “Asset Sale Offer Amount”). Pursuant to an Asset Sale Offer, the company shall purchase pursuant to an Asset Sale Offer from all tendering Holders on a pro rata basis, and, at the company’s option, on a pro rata basis with the holders of any other Indebtedness that is not, by its terms, expressly subordinated in right of payment to the Notes and the terms of which require an offer to purchase such other Indebtedness to be made with the proceeds from the sale of assets (“Pari Passu Debt”), that principal amount (or accreted value in the case of Indebtedness issued with original issue discount) of Notes and Pari Passu Debt to be purchased equal to such unapplied Net Cash Proceeds.
      Within 20 days following the 360th day following the date upon which the Asset Sale occurred, the company must send, by first-class mail, a notice to the record Holders as shown on the register of Holders on such 360th day, with a copy to the Trustee, offering to purchase the Notes as described above (an “Asset Sale Offer”). The Asset Sale Offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date the notice is mailed, other than as may be required by law (the “Asset Sale Payment Date”).
      Upon receiving notice of an Asset Sale Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. The company may, however, defer an Asset Sale Offer until there is an aggregate amount of unapplied Net Cash Proceeds from one or more Asset Sales equal to or in excess of $5.0 million. At that time, the entire amount of unapplied Net Cash Proceeds, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this covenant. Pending application in accordance with this covenant, Net Cash Proceeds shall be applied to temporarily reduce revolving credit borrowings which can be reborrowed or invested in Cash Equivalents.
      On the Asset Sale Offer Payment Date, the company will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Asset Sale Offer;

(2) deposit with the Paying Agent funds in an amount equal to the Asset Sale Offer Amount in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the company.
      To the extent Holders of Notes and holders of other Pari Passu Debt, if any, which are the subject of an Asset Sale Offer properly tender Notes or the other Pari Passu Debt in an aggregate amount exceeding the amount of unapplied Net Cash Proceeds, the company will purchase the Notes and the other Pari Passu Debt on a pro rata basis (based on amounts tendered). If only a portion of a Note is purchased pursuant to an Asset Sale Offer, a new Note in a principal amount equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made, as appropriate). Notes (or portions thereof) purchased pursuant to an Asset Sale Offer will be cancelled and cannot be reissued.

      The company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with the purchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the company shall comply with these laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by doing so.
      Upon completion of an Asset Sale Offer, the amount of Net Cash Proceeds will be reset at zero. Accordingly, to the extent that the aggregate amount of Notes and other Indebtedness tendered pursuant to an Asset Sale Offer is less than the aggregate amount of unapplied Net Cash Proceeds, the company may use any remaining Net Cash Proceeds for general corporate purposes of the company and its Restricted Subsidiaries.
      In the event of the transfer of substantially all (but not all) of the property and assets of the company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under “— Limitation on Merger, Consolidation and Sale of Assets,” the Successor Entity shall be deemed to have sold the properties and assets of the company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to the deemed sale as if it were an Asset Sale. In addition, the Fair Market Value of properties and assets of the company or its Restricted Subsidiaries so deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.
      If at any time any non-cash consideration received by the company or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any non-cash consideration), the conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant within 360 days of conversion or disposition.
Limitation on Ownership and Sale of Capital Stock of Restricted Subsidiaries
      The company will not permit any Person other than the company or another Restricted Subsidiary to, directly or indirectly, own or control any Capital Stock of any Restricted Subsidiary, except for:

(1) directors’ qualifying shares;

(2) the sale of 100% of the shares of the Capital Stock of any Restricted Subsidiary held by the company and its Restricted Subsidiaries to any Person other than the company or another Restricted Subsidiary effected in accordance with, as applicable, “— Limitation on Asset Sales” and “— Limitation on Merger, Consolidation and Sale of Assets”; and

(3) in the case of a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the issuance by that Restricted Subsidiary of Capital Stock on a pro rata basis to the company and its Restricted Subsidiaries, on the one hand, and minority shareholders of the Restricted Subsidiary, on the other hand (or on less than a pro rata basis to any minority shareholder if the minority shareholder does not acquire its pro rata amount).
Limitation on Designation of Unrestricted Subsidiaries
      The company may designate after the Issue Date any Subsidiary of the company as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(1) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation and any transactions between the company or any of its Restricted Subsidiaries and such Unrestricted Subsidiary are in compliance with “— Limitation on Transactions with Affiliates”;

(2) at the time of and after giving effect to such Designation, the company could Incur $1.00 of additional Indebtedness pursuant to clause (1) of “— Limitation on Incurrence of Additional Indebtedness”; and

(3) the company would be permitted to make an Investment at the time of Designation (assuming the effectiveness of such Designation and treating such Designation as an Investment at the time of Designation) pursuant to the first paragraph of “— Limitation on Restricted Payments” (other than a Permitted Investment) in an amount (the “Designation Amount”) equal to the amount of the company’s Investment in such Subsidiary on such date.
      Neither the company nor any Restricted Subsidiary will at any time:

(1) provide credit support for, subject any of its property or assets (other than the Capital Stock of any Unrestricted Subsidiary) to the satisfaction of, or guarantee, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness);

(2) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary; or

(3) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary, except for any non-recourse guarantee given solely to support the pledge by the company or any Restricted Subsidiary of the Capital Stock of any Unrestricted Subsidiary,
      except:

(a) in the case of clause (1) or (2) of this paragraph, to the extent treated and permitted as a Restricted Payment or Permitted Investment in accordance with “— Limitation on Restricted Payments” and as an Incurrence of Indebtedness permitted under “— Limitation on Incurrence of Additional Indebtedness”, and

(b) in the case of clause (3) of this paragraph, to the extent that the ability to declare a default or accelerate the payment, is limited to a default on the obligation or instrument of the company or a Restricted Subsidiary treated as a Restricted Payment or Permitted Investment and Incurrence of Indebtedness in accordance with clause (a) above.
      The company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) only if:

(1) No Default or Event of Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

(2) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture.
      The Designation of a Subsidiary of the company as an Unrestricted Subsidiary shall be deemed to include the Designation of all of the Subsidiaries of such Subsidiary. All Designations and Revocations must be evidenced by resolutions of the Board of Directors of the company, delivered to the Trustee certifying compliance with the preceding provisions.
Future Subsidiary Guarantees
      If the company or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the date of the Indenture, then that newly acquired or created Domestic Restricted Subsidiary will become a Note Guarantor and execute a supplemental Indenture and deliver to the trustee an Opinion of Counsel to the effect that the supplemental Indenture has been duly authorized, executed and delivered by the Domestic Restricted Subsidiary and constitutes a valid and binding obligation of the Domestic Restricted Subsidiary, enforceable against the Domestic Restricted Subsidiary in accordance with its terms (subject to customary exceptions), all within ten business days of the date on which it was acquired or created; provided, however, that the foregoing shall not apply to subsidiaries that have properly been designated as Unrestricted

Subsidiaries in accordance with the Indenture for so long as they continue to constitute Unrestricted Subsidiaries.
Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
      (a) Except as provided in paragraph (b) below, the company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on or in respect of its Capital Stock to the company or any other Restricted Subsidiary or pay any Indebtedness owed to the company or any other Restricted Subsidiary;

(2) make loans or advances to, or Guarantee any Indebtedness or other obligations of, or make any Investment in, the company or any other Restricted Subsidiary; or

(3) transfer any of its property or assets to the company or any other Restricted Subsidiary.
      (b) Paragraph (a) above will not apply to encumbrances or restrictions existing under or by reason of:

(1) applicable law;

(2) the Indenture;

(3) the Bank Credit Facility as in effect on the Issue Date, and any amendments, restatements, renewals, replacements or refinancings thereof; provided, that any amendment, restatement, renewal, replacement or refinancing is not more restrictive with respect to such encumbrances or restrictions than those in existence on the Issue Date;

(4) customary non-assignment provisions of any contract and customary provisions restricting assignment or subletting in any lease governing a leasehold interest of any Restricted Subsidiary, or any customary restriction on the ability of a Restricted Subsidiary to dividend, distribute or otherwise transfer any asset which secures Indebtedness secured by a Lien, in each case permitted to be Incurred under the Indenture;

(5) any instrument governing Acquired Indebtedness not Incurred in connection with, or in anticipation or contemplation of, the relevant acquisition, merger or consolidation, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(6) restrictions with respect to a Restricted Subsidiary of the company imposed pursuant to a binding agreement which has been entered into for the sale or disposition of Capital Stock or assets of such Restricted Subsidiary; provided, that such restrictions apply solely to the Capital Stock or assets of such Restricted Subsidiary being sold;

(7) customary restrictions imposed on the transfer of copyrighted or patented materials; or

(8) an agreement governing Indebtedness Incurred to Refinance the Indebtedness issued, assumed or Incurred pursuant to an agreement referred to in clause (5) of this paragraph (b); provided, that such Refinancing agreement is not more restrictive with respect to such encumbrances or restrictions than those contained in the agreement referred to in such clause (5).
Limitation on Liens
      The company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Liens of any kind (except for Permitted Liens) against or upon any of their respective properties or assets, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, unless contemporaneously therewith effective provision is made:

(1) in the case of the company or any Restricted Subsidiary other than a Note Guarantor, to secure the Notes and all other amounts due under the Indenture; and

(2) in the case of a Note Guarantor, to secure such Note Guarantor’s Note Guarantee of the Notes and all other amounts due under the Indenture;
in each case, equally and ratably with such Indebtedness (or, in the event that such Indebtedness is Subordinated Indebtedness, prior to such Indebtedness) with a Lien on the same properties and assets securing such Indebtedness for so long as such Indebtedness is secured by such Lien.
Limitation on Merger, Consolidation and Sale of Assets
      The company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person (whether or not the company is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the company’s properties and assets (determined on a consolidated basis for the company and its Restricted Subsidiaries), to any Person unless:

(1) either:

(a) the company shall be the surviving or continuing corporation; or

(b) the Person (if other than the company) formed by such consolidation or into which the company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the company and of the company’s Restricted Subsidiaries substantially as an entirety (the “Successor Entity”):

(x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia, and

(y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance and observance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the company to be performed or observed;

(2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect on a pro forma basis to any Indebtedness, including any Acquired Indebtedness, Incurred or anticipated to be Incurred in connection with or in respect of such transaction), the company or such Successor Entity, as the case may be:

(a) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the company immediately prior to such transaction, and

(b) shall be able to Incur at least $1.00 of additional Indebtedness pursuant to clause (1) of “— Limitation on Incurrence of Additional Indebtedness”;

(3) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect on a pro forma basis to any Indebtedness, including any Acquired Indebtedness, Incurred or anticipated to be Incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing;

(4) each Note Guarantor (including Persons that become Note Guarantors as a result of the transaction) shall have confirmed by supplemental indenture that its Note Guarantee shall apply for the Obligations of the Successor Entity in respect of the Indenture and the Notes; and

(5) the company or the Successor Entity shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that the consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if required in connection with such transaction, the supplemental indenture, comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to the transaction have been satisfied.
      For purposes of this covenant, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the company.
      Clause (2)(b) above shall not apply to:

(1) any transfer of the properties or assets of a Restricted Subsidiary to the company or to a Note Guarantor;

(2) any merger of a Restricted Subsidiary into the company or a Note Guarantor;

(3) any merger of the company into a Wholly Owned Restricted Subsidiary created for the purpose of holding the Capital Stock of the company;

(4) a merger between the company and a newly-created Affiliate incorporated solely for the purpose of reincorporating the company in another State of the United States, so long as, in each case the Indebtedness of the company and its Restricted Subsidiaries is not increased thereby.
      Upon any consolidation, combination or merger or any transfer of all or substantially all of the properties and assets of the company and its Restricted Subsidiaries in accordance with this covenant, in which the company is not the continuing corporation, the Successor Entity formed by such consolidation or into which the company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the company under the Indenture and the Notes with the same effect as if such Successor Entity had been named as such. For the avoidance of doubt, compliance with this covenant shall not affect the obligations of the company (including a Successor Entity, if applicable) under “— Change of Control,” if applicable.
      Each Note Guarantor will not, and the company will not cause or permit any Note Guarantor to, consolidate with or merge into, or sell or dispose of all or substantially all of its assets to, any Person (other than the company) that is not a Note Guarantor unless:

(1) such Person (if such Person is the surviving entity) assumes all of the obligations of such Note Guarantor in respect of its Note Guarantee by executing a supplemental indenture and providing the Trustee with an Officers’ Certificate and Opinion of Counsel, and such transaction is otherwise in compliance with the Indenture;

(2) such Note Guarantee is to be released as provided under “— Note Guarantees”; or

(3) such sale or other disposition of substantially all of such Note Guarantor’s assets is made in accordance with “— Limitation on Sale of Assets.”
Limitation on Transactions with Affiliates

(1) The company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), unless:

(a) the terms of such Affiliate Transaction are no less favorable than those that could reasonably be expected to be obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the company;

(b) in the event that such Affiliate Transaction involves aggregate payments, or transfers of property or services with a Fair Market Value, in excess of $2.0 million, the terms of such Affiliate Transaction shall be approved by a majority of the members of the Board of Directors of the company (including a majority of the disinterested members thereof), the approval to be evidenced by a Board Resolution stating that the Board of Directors has determined that such transaction complies with the preceding provisions; and

(c) in the event that such Affiliate Transaction involves aggregate payments, or transfers of property or services with a Fair Market Value, in excess of $5.0 million, the company shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such Affiliate Transaction to the company and the relevant Restricted Subsidiary (if any) from a financial point of view from an Independent Financial Advisor and file the same with the Trustee.

(2) Clause (1) above shall not apply to:

(a) transactions with or among the company and any Wholly Owned Restricted Subsidiary or between or among Wholly Owned Restricted Subsidiaries;

(b) reasonable fees and compensation paid to, and any indemnity provided on behalf of, officers, directors, employees, consultants or agents of the company or any Restricted Subsidiary as determined in good faith by the company’s Board of Directors;

(c) any transactions undertaken pursuant to any contractual obligations or rights in existence on the Issue Date as in effect on the Issue Date; and

(d) any Restricted Payments made in cash or any payments made with Capital Stock of the company (other than Disqualified Capital Stock) in compliance with “— Limitation on Restricted Payments.”
      Notwithstanding clause (2) above, payments pursuant to consulting or similar arrangements with a director of the company or any of its Restricted Subsidiaries shall not exceed an aggregate of $250,000 per annum for any such director unless such payment (i) complies with clause (1)(a) above and (ii) has been approved by an Independent Director.
      Not later than the date of entering into any Affiliate Transaction, the company shall deliver to the Trustee an Officers’ Certificate certifying that such Affiliate Transaction complies clause (1)(a) above.
Limitation on Sale and Leaseback Transactions
      The company will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, enter into any Sale and Leaseback Transaction; provided, that the company or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(1) the company or such Restricted Subsidiary could have Incurred Indebtedness in the amount of the Attributable Indebtedness of such Sale and Leaseback Transaction pursuant to the covenant described under “— Limitation on Incurrence of Additional Indebtedness”;

(2) the company or such Restricted Subsidiary could have Incurred a Lien to secure the Attributable Indebtedness of such Sale and Leaseback Transaction without equally and ratably securing the Notes or the Guarantees pursuant to the covenant described under “— Limitation on Liens”;

(3) the net proceeds received by the company or such Restricted Subsidiary from such Sale and Leaseback Transaction are at least equal to the Fair Market Value of the related assets; and

(4) the company applies the proceeds of such Sale and Leaseback Transaction in compliance with the covenant described under “— Limitation on Asset Sales.”
Independent Directors
      The company will, at all times beginning 180 days after the date of the Indenture, have at least one Independent Director, other than during one or more periods not in any one case to exceed 90 consecutive days due to the Independent Director’s death, disability, resignation or retirement.
Conduct of Business
      The company and its Restricted Subsidiaries will not engage in any businesses other than a Permitted Business.
Reports to Holders
      Notwithstanding that the company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as any Notes remain outstanding, the company will:

(1) provide the Trustee and the Holders with, and make available to others upon request, the annual reports and information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections within 15 days after the times specified for the filing of the information, documents and reports under such Sections; and

(2) file with the SEC, to the extent permitted, the information, documents and reports referred to in clause (1) above within the periods specified for such filings under the Exchange Act (whether or not applicable to the company).
      In addition, at any time when the company is not subject to or is not current in its reporting obligations under clause (2) of the preceding paragraph, the company will make available, upon request, to any holder and any prospective purchaser of Notes the information required pursuant to Rule 144A(d)(4) under the Securities Act.
Payments for Consent
      Neither the company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Notes, unless the consideration is offered to be paid or agreed to be paid to all Holders of the Notes which so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default
      The following are “Events of Default”:

(1) default in the payment when due of the principal of or premium, if any, on any Notes, including the failure to make a required payment to purchase Notes tendered pursuant to an optional redemption, Change of Control Offer or an Asset Sale Offer;

(2) default for 30 days or more in the payment when due of interest on any Notes (including liquidated damages payable under the Registration Rights Agreement);

(3) the failure to perform or comply with any of the provisions described under “— Change of Control” or “— Certain Covenants — Limitation on Asset Sales” or “— Limitation on Merger, Consolidation and Sale of Assets”;

(4) the failure by the company or any Restricted Subsidiary to comply with any other covenant or agreement contained in the Indenture or in the Notes for 30 days or more after written notice to the company from the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(5) default by the company or any Restricted Subsidiary under any Indebtedness which:

(a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of any applicable grace period provided in such Indebtedness on the date of such default; or

(b) results in the acceleration of such Indebtedness prior to its stated maturity; and the principal amount of Indebtedness covered by (a) or (b) at the relevant time aggregates $5.0 million or more;

(6) failure by the company or any of its Restricted Subsidiaries to pay one or more final judgments against any of them which are not covered by adequate insurance by a solvent insurer of national or international reputation which has acknowledged its obligations in writing, aggregating $5.0 million or more, which judgment(s) are not paid, discharged or stayed for a period of 60 days or more;

(7) certain events of bankruptcy affecting the company or any of its Significant Subsidiaries or group of Subsidiaries that, taken together, would constitute a Significant Subsidiary; or

(8) except as permitted by the Indenture, any Note Guarantee is held to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect or any Note Guarantor, or any Person acting on behalf of any Note Guarantor, denies or disaffirms such Note Guarantor’s obligations under its Note Guarantee.
      If an Event of Default (other than an Event of Default specified in clause (7) above with respect to the company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the unpaid principal of (and premium, if any) and accrued and unpaid interest on all the Notes to be immediately due and payable by notice in writing to the company and the Trustee specifying the Event of Default and that it is a “notice of acceleration.” If an Event of Default specified in clause (7) above occurs with respect to the company, then the unpaid principal of (and premium, if any) and accrued and unpaid interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.
      At any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

(a) if the rescission would not conflict with any judgment or decree;

(b) if all existing Events of Default have been cured or waived, except nonpayment of principal or interest that has become due solely because of the acceleration;

(c) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and

(d) if the company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its reasonable expenses, disbursements and advances.
      No rescission shall affect any subsequent Default or impair any rights relating thereto.
      The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of, premium, if any, or interest on any Notes.
      Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.
      No Holder of any Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless:

(a) such Holder gives to the Trustee written notice of a continuing Event of Default;

(b) Holders of at least 25% in principal amount of the then outstanding Notes make a written request to pursue the remedy;

(c) such Holders of the Notes provide to the Trustee satisfactory indemnity;

(d) the Trustee does not comply within 60 days; and

(e) during such 60 day period the Holders of a majority in principal amount of the outstanding Notes do not give the Trustee a written direction which, in the opinion of the Trustee, is inconsistent with the request;
provided, that a Holder of a Note may institute suit for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.
      The company is required to deliver to the Trustee written notice of any event which would constitute certain Defaults, their status and what action the company is taking or proposes to take in respect thereof. In addition, the company is required to deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers’ Certificate indicating whether the signers thereof know of any Default or Event of Default that occurred during the previous fiscal year; the status of any Default or Event of Default described and what actions the company is taking or proposes to take upon respect thereto. The Indenture provides that if a Default or Event of Default occurs, is continuing and is actually known to the Trustee, the Trustee must mail to each Holder notice of the Default or Event of Default within 90 days after the occurrence thereof. Except in the case of a Default or Event of Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of the Holders.
Legal Defeasance and Covenant Defeasance
      The company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes on the 91st day after the deposit specified in clause (1) of the second following paragraph, except for:

(1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

(2) the company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3) the rights, powers, trust, duties and immunities of the Trustee and the company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.
      In addition, the company may, at its option and at any time, elect to have its obligations released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, certain direct non-callable obligations of, or guaranteed by, the United States, or a combination thereof, in such amounts as will be sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, the company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee and independent of the company to the effect that:

(a) the company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall state that, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee and independent of the company to the effect that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of the deposit pursuant to clause (1) of this paragraph (except any Default or Event of Default resulting from the failure to comply with “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” as a result of the borrowing of the funds required to effect such deposit) and, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit, and the Trustee shall have received Officers’ Certificates to such effect on the date of such deposit and, in the case of Legal Defeasance, on such 91st day;

(5) the Trustee shall have received an Officers’ Certificate stating that such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other agreement or instrument to which the company or any of its Subsidiaries is a party or by which the company or any of its Subsidiaries is bound;

(6) the company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the company with the intent of preferring the Holders over any other creditors of the company or any Subsidiary of the company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the company or others;

(7) the company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(8) the company shall have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

(9) the company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee and independent of the company to the effect that the trust resulting from the deposit does not constitute an investment company under the Investment Company Act of 1940.
Satisfaction and Discharge
      The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either:

(a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the company and thereafter repaid to the company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable, and the company has irrevocably deposited or caused to be deposited with the Trustee funds or certain direct, non-callable obligations of, or guaranteed by, the United States sufficient without reinvestment to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to maturity or redemption, together with irrevocable instructions from the company directing the Trustee to apply such funds to the payment;

(2) the company has paid all other sums payable under the Indenture and the Notes by it; and

(3) the company has delivered to the Trustee an Officers’ Certificate stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.
Modification of the Indenture
      From time to time, the company, the Note Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture or the Notes for certain specified purposes, including curing ambiguities, defects or inconsistencies, adding Note Guarantees or covenants, issuing Additional Notes, and making other changes which do not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including solely on an Opinion of Counsel and Officers’ Certificate. Other modifications and amendments of the Indenture or the Notes may be made with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

(1) reduce the amount of Notes whose Holders must consent to an amendment or waiver;

(2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(3) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption, or reduce the redemption price therefor;

(4) make any Notes payable in money other than that stated in the Notes;

(5) make any change in provisions of the Indenture (a) entitling each Holder to receive payment of principal of, premium, if any, and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or (b) permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

(6) amend, change or modify the obligation of the company to make and consummate a Change of Control Offer in respect of a Change of Control or make and consummate an Asset Sale Offer with respect to any Asset Sale;

(7) eliminate or modify in any manner a Note Guarantor’s obligations with respect to its Note Guarantee which adversely affects Holders, except as contemplated in the Indenture; or

(8) subordinate the Notes or any Guarantee in right of payment to any other obligation of the Company or any Note Guarantor.
Governing Law
      The Indenture will provide that the Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York.
The Trustee
      The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.
      The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided, that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.
No Personal Liability
      The Indenture will provide that an incorporator, director, officer, employee, shareholder or controlling person, as such, of the company or any Note Guarantor shall not have any liability for any obligations of the company or such Note Guarantor under the Notes (including the Note Guarantees) or the Indenture or for any claims based on, in respect of or by reason of such obligations or their creation. By accepting a Note, each Holder waives and releases all such liability.
Certain Definitions
      Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other terms used herein for which no definition is provided.
      “Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the company or any of its Restricted Subsidiaries or is assumed in connection with the acquisition of assets from such Person. Such Indebtedness shall be deemed to have been Incurred at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the company or a Restricted Subsidiary or at the time such Indebtedness is assumed in connection with the acquisition of assets from such Person.
      “Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

      “Affiliate Transaction” has the meaning set forth under “— Certain Covenants — Limitation on Transactions with Affiliates.”
      “Applicable Tax Percentage” means the highest effective marginal combined rate of federal, state and local income taxes (taking into account the deductibility of state and local taxes for federal income tax purposes) that an individual residing in New York, New York would be subject in the relevant year of determination, taking into account only such shareholder’s share of income and deductions attributable to its equity ownership interest in the company.
      “Asset Acquisition” means:

(1) an Investment by the company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the company or any Restricted Subsidiary;

(2) the acquisition by the company or any Restricted Subsidiary of the assets of any Person (other than a Subsidiary of the company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business; or

(3) any Revocation with respect to an Unrestricted Subsidiary.
      “Asset Sale” means any direct or indirect sale, disposition, issuance, conveyance, transfer, lease, assignment or other transfer, including a Sale and Leaseback Transaction (each, a “Disposition”) by the company or any Restricted Subsidiary of:

(a) any Capital Stock (other than Capital Stock of the company); or

(b) any property or assets (other than cash, Cash Equivalents or Capital Stock) of the company or any Restricted Subsidiary.
      Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1) the Disposition of all or substantially all of the assets of the company and its Restricted Subsidiaries as permitted under “— Certain Covenants — Limitation on Merger, Consolidation and Sale of Assets”;

(2) a Disposition of inventory or obsolete or worn-out equipment, in each case in the ordinary course of business;

(3) Dispositions of assets with a Fair Market Value not to exceed $1.0 million in the aggregate;

(4) for purposes of “— Certain Covenants — Limitation on Asset Sales” only, the making of a Restricted Payment permitted under “— Certain Covenants — Limitation on Restricted Payments”; and

(5) a Disposition to the company or a Restricted Subsidiary, including a Person that is or will become a Restricted Subsidiary immediately after the Disposition.
      “Asset Sale Offer” has the meaning set forth under “— Certain Covenants — Limitation on Asset Sales.”
      “Asset Sale Transaction” means any Asset Sale and, whether or not constituting an Asset Sale, (1) any sale or other disposition of Capital Stock, (2) any Designation with respect to an Unrestricted Subsidiary and (3) any sale or other disposition of property or assets excluded from the definition of Asset Sale by clause (4) of that definition.
      “Attributable Indebtedness” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).
      “Bank Credit Facility” means the Credit Agreement, dated as of the closing of this offering, between and among the company, its Subsidiaries listed therein, Wachovia Bank, National Association, as Administrative

Agent, Wachovia Capital Markets, LLC, as sole lead arranger and book runner, and certain other lenders and all amendments thereto, together with the related documents thereto (including, without limitation, any Guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time by one or more agreements, including any agreement increasing the amount of available borrowings thereunder or adding Subsidiaries of the company as additional borrowers or guarantors thereunder or extending the maturity of, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement(s) or any successor or replacement agreement(s) and whether by the same or any other agent, lender or group of lenders, in each case in the bank credit market.
      “Board of Directors” means, as to any Person, the board of directors, management committee or similar governing body of such Person or any duly authorized committee thereof.
      “Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.
      “Capitalized Lease Obligations” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP. For purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.
      “Capital Stock” means:

(1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person;

(2) with respect to any Person that is not a corporation, any and all partnership or other equity or ownership interests of such Person; and

(3) any warrants, rights or options to purchase any of the instruments or interests referred to in clause (1) or (2) above.
      “Cash Equivalents” means:

(1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Corporation (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”);

(3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a non-U.S. bank having at the date of acquisition thereof combined capital and surplus of not less than $500 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

      “Change of Control” means the occurrence of one or more of the following events:

(1) any Person or Group, except for Permitted Holders, is or becomes the “beneficial owner,” directly or indirectly, in the aggregate of more than 50% of the total voting power of the Voting Stock of the company (including a Successor Entity, if applicable), whether by virtue of the issuance, sale or other disposition of Capital Stock of the company by the company or a direct or indirect holder of Capital Stock of the company, a merger or consolidation involving the company, its direct or indirect shareholders or such Person or Group, a sale of assets by the company, its direct or indirect shareholders, any voting trust agreement or other agreement to which the company, its direct or indirect shareholders or any such Person or Group is a party or is subject, or otherwise; or

(2) any Person or Group, except for Permitted Holders, is or becomes the “beneficial owner,” directly or indirectly, in the aggregate of more than 35% of the total voting power of the Voting Stock of the company (including a Successor Entity, if applicable), whether by virtue of the issuance, sale or other disposition of Capital Stock of the company by the company or a direct or indirect holder of Capital Stock of the company, a merger or consolidation involving the company, its direct or indirect shareholders or such Person or Group, a sale of assets by the company, its direct or indirect shareholders, any voting trust agreement or other agreement to which the company, its direct or indirect shareholders or any such Person or Group is a party or is subject, or otherwise, and such Person or Group owns a greater percentage of such total voting power than the Permitted Holders; or

(3) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the company, together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the company was approved by a vote of a majority of the directors of the company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors of the company then in office; or

(4) the approval by the holders of Capital Stock of the company of any plan or proposal for the liquidation or dissolution of the company, whether or not otherwise in compliance with the provisions of the Indenture.
      For purposes of this definition:

(a) “beneficial owner” shall have the meaning specified in Rules 13d-3 and 13d-5 under the Exchange Act, except that any Person or Group shall be deemed to have “beneficial ownership” of all securities that such Person or Group has the right to acquire, whether such right is exercisable immediately, only after the passage of time or, except in the case of the Permitted Holders, upon the occurrence of a subsequent condition;

(b) “Person” and “Group” shall have the meanings for “person” and “group” as used in Sections 13(d) and 14(d) of the Exchange Act; and

(c) any other Person or Group shall be deemed to beneficially own any Voting Stock of a corporation held by any other corporation (the “parent corporation”) so long as such Person or Group beneficially owns, directly or indirectly, in the aggregate at least 30% of the voting power of the Voting Stock of the parent corporation and no other Person or Group beneficially owns an equal or greater amount of the Voting Stock of the parent corporation.
      “Change of Control Offer” has the meaning set forth under “— Change of Control.”
      “Change of Control Payment” has the meaning set forth under “— Change of Control.”
      “Change of Control Payment Date” has the meaning set forth under “— Change of Control.”
      “Code” means the Internal Revenue Code of 1986, as amended.

      “Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common equity interests, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common equity interests.
      “Consolidated EBITDA” means, for any period, Consolidated Net Income for such period, plus or minus the following to the extent deducted or added in calculating such Consolidated Net Income:

(1) Consolidated Income Tax Expense for such period; plus

(2) Consolidated Interest Expense for such period; plus

(3) Consolidated Non-cash Charges for such period; plus

(4) net after-tax losses from Asset Sale Transactions or abandonments or reserves relating thereto; less

(5) (x) all non-cash credits and gains increasing Consolidated Net Income for such period and (y) all cash payments during such period relating to non-cash charges that were added back in determining Consolidated EBITDA in any prior period.
Notwithstanding the foregoing, the items specified in clauses (1), (3) and (4) for any Restricted Subsidiary shall be added to Consolidated Net Income in calculating Consolidated EBITDA only:

(a) in proportion to the percentage of the total Capital Stock of such Restricted Subsidiary held directly or indirectly by the company; and

(b) to the extent that a corresponding amount would be permitted at the date of determination to be distributed to the company by such Restricted Subsidiary pursuant to its charter and bylaws and each law, regulation, agreement or judgment applicable to such distribution.
      “Consolidated Fixed Charge Coverage Ratio” means, as of any date of determination, the ratio of the aggregate amount of Consolidated EBITDA for the four most recent full fiscal quarters for which financial statements are available ending prior to the date of such determination (the “Four Quarter Period”) to Consolidated Fixed Charges for such Four Quarter Period. For purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis in accordance with Regulation S-X under the Securities Act for the period of such calculation to:

(1) the Incurrence or repayment (excluding revolving credit borrowings Incurred or repaid in the ordinary course of business for working capital purposes) or redemption of any Indebtedness or Preferred Stock of the company or any of its Restricted Subsidiaries (and the application of the proceeds thereof), including the Incurrence of any Indebtedness or Preferred Stock (and the application of the proceeds thereof) giving rise to the need to make such determination, occurring during such Four Quarter Period or at any time subsequent to the last day of such Four Quarter Period and on or prior to such date of determination, as if such Incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of such Four Quarter Period; and

(2) any Asset Sale Transaction or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such determination as a result of the company or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) Incurring Acquired Indebtedness and including, without limitation, by giving pro forma effect to any Consolidated EBITDA (provided, that such pro forma Consolidated EBITDA shall be calculated in a manner consistent with the exclusions in the definition of Consolidated Net Income) attributable to the assets which are the subject of the Asset Sale Transaction or Asset Acquisition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to such date of determination, as if such Asset Sale Transaction or Asset Acquisition (including the Incurrence of any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio,”
      (a) interest on outstanding Indebtedness determined on a fluctuating basis as of the date of determination and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on such date of determination;
      (b) if interest on any Indebtedness actually Incurred on such date of determination may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on such date of determination will be deemed to have been in effect during the Four Quarter Period; and
      (c) notwithstanding clause (a) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.
      “Consolidated Fixed Charges” means, for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense, plus

(2) the product of:

(a) the amount of all cash and non-cash dividend payments on any series of Preferred Stock or Disqualified Capital Stock of the company or any Restricted Subsidiary (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times

(b) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective combined U.S. federal, state and local tax rate of the company (or, in the case of a Person that is an S corporation under the Code, the combined U.S. federal, state and local tax rate that was or would have been utilized to calculate the Tax Amount of such Person), expressed as a decimal.
      “Consolidated Income Tax Expense” means, with respect to the company for any period, the provision for U.S. federal, state, local and non-U.S. income taxes and the Tax Amount payable by the company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.
      “Consolidated Interest Expense” means, for any period, the sum of, without duplication determined on a consolidated basis in accordance with GAAP:

(1) the aggregate of cash and non-cash interest expense of the company and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including, without limitation (whether or not interest expense in accordance with GAAP):

(a) any amortization or accretion of debt discount or any interest paid on Indebtedness of the company in the form of additional Indebtedness,

(b) any amortization of deferred financing costs,

(c) the net costs under Hedging Obligations (including amortization of fees),

(d) all capitalized interest,

(e) the interest portion of any deferred payment obligation,

(f) commissions, discounts and other fees and charges Incurred in respect of letters of credit or bankers’ acceptances, and

(g) any interest expense on Indebtedness of another Person that is Guaranteed by the company or one of its Restricted Subsidiaries or secured by a Lien on the assets of the company or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon); and

(2) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the company and its Restricted Subsidiaries during such period.
      “Consolidated Net Income” means, for any period, the aggregate net income (or loss) of the company and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, that there shall be excluded therefrom:

(1) gains (together with any related provisions for taxes or Tax Distributions on such gains) from Asset Sale Transactions or abandonments or reserves relating thereto;

(2) items classified as extraordinary gains or losses (together with any related provisions for taxes or Tax Distributions on such gains);

(3) the net income of a Successor Entity prior to assuming the company’s obligations under the Indenture and the Notes pursuant to “— Certain Covenants — Limitation on Merger, Consolidation and Sale of Assets”;

(4) the net income (but not loss) of any Restricted Subsidiary to the extent that a corresponding amount could not be distributed to the company at the date of determination as a result of any restriction pursuant to such Restricted Subsidiary’s charter or bylaws or any law, regulation, agreement or judgment applicable to any such distribution;

(5) the net income (but not loss) of any Person other than the company or a Restricted Subsidiary.

(6) any increase (but not decrease) in net income attributable to minority interests in any Restricted Subsidiary;

(7) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(8) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

(9) the cumulative effect of changes in accounting principles; and

(10) in the case of any Person that is an S corporation under the Code, the Tax Amount of such Person for such period.
      “Consolidated Net Worth” of any Person means the consolidated shareholders’ equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.
      “Consolidated Non-cash Charges” means, for any period, the aggregate depreciation, amortization and other non-cash expenses or losses of the company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge which constitutes an accrual of or a reserve for cash charges for any future period or the amortization of a prepaid cash expense paid in a prior period).
      “Consolidated Tangible Assets” means, at any date, the total assets (less accumulated depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under GAAP) of the company and the Restricted Subsidiaries, after deducting therefrom all goodwill, trade names, trademarks, patents, unamortized debt discount, organization expenses and other like intangibles of the company and the Restricted Subsidiaries, all calculated in accordance with GAAP.
      “Covenant Defeasance” has the meaning set forth under “— Legal Defeasance and Covenant Defeasance.”
      “Currency Agreement” means, in respect of any Person, any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party.

      “Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.
      “Designation” and “Designation Amount” have the meanings set forth under “— Certain Covenants — Limitation on Designation of Unrestricted Subsidiaries” above.
      “Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, in any case, on or prior to the 91st day after the final maturity date of the Notes.
      “Domestic Restricted Subsidiary” means any direct or indirect Restricted Subsidiary that is organized under the laws of the United States, any state thereof or the District of Columbia.
      “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.
      “Exchange Notes” has the meaning set forth under “Exchange Offer; Registration Rights.”
      “Fair Market Value” means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction; provided, that the Fair Market Value of any such asset or assets shall be determined conclusively by the Board of Directors of the company acting in good faith, and shall be evidenced by a Board Resolution.
      “Four Quarter Period” has the meaning set forth in the definition of Consolidated Fixed Charge Coverage Ratio above.
      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States that are in effect as of the Issue Date.
      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person:

(1) to purchase or pay, or advance or supply funds for the purchase or payment of, such Indebtedness of such other Person, whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise; or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part;
provided, that “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. “Guarantee” used as a verb has a corresponding meaning.
      “Hedging Obligations” means the obligations of any Person pursuant to any Interest Rate Agreement or Currency Agreement.
      “Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Indebtedness or other obligation on the balance sheet of such Person (and “Incurrence,” “Incurred” and “Incurring” shall have meanings correlative to the preceding). Indebtedness of any Acquired Person or any of its Subsidiaries existing at the time such Acquired Person becomes a Restricted Subsidiary (or is merged into or consolidated with the company or any Restricted Subsidiary), whether or not such Indebtedness was Incurred in connection with, as a result of, or in contemplation of, such Acquired Person becoming a Restricted Subsidiary (or being merged into or consolidated with the company or any Restricted Subsidiary), shall be deemed Incurred at the time any such Acquired Person becomes a Restricted Subsidiary or merges into or consolidates with the company or any Restricted Subsidiary.
      “Indebtedness” means with respect to any Person, without duplication:

(1) the principal amount (or, if less, the accreted value) of all obligations of such Person for borrowed money;

(2) the principal amount (or, if less, the accreted value) of all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations of such Person;

(4) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

(5) all letters of credit, banker’s acceptances or similar credit transactions, including reimbursement obligations in respect thereof;

(6) Guarantees and other contingent obligations of such Person in respect of Indebtedness referred to in clauses (1) through (5) above and clauses (8) and (9) below;

(7) all Indebtedness of any other Person of the type referred to in clauses (1) through (6) which is secured by any Lien on any property or asset of such Person, the amount of such Indebtedness being deemed to be the lesser of the Fair Market Value of such property or asset or the amount of the Indebtedness so secured;

(8) all obligations under Hedging Obligations of such Person; and

(9) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any; provided, that:

(a) if the Disqualified Capital Stock does not have a fixed repurchase price, such maximum fixed repurchase price shall be calculated in accordance with the terms of the Disqualified Capital Stock as if the Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and

(b) if the maximum fixed repurchase price is based upon, or measured by, the fair market value of the Disqualified Capital Stock, the fair market value shall be the Fair Market Value thereof.
      “Independent Director” means a member of the company’s Board of Directors that (1) is not a legal or “beneficial owner,” directly or indirectly, of any equity interests of the company or any of its Affiliates (unless the company’s Common Stock is listed for trading on a national securities exchange or admitted for quotation on the Nasdaq National Market) and does not have any other material, direct or indirect, financial interest in the company or any of its Affiliates, (2) is not a director, officer, employee, manager, contractor or partner of the company or any of its Affiliates (other than in respect of his or her service as an Independent Director of the company), (3) is not a material customer, supplier or creditor of the company or any of its Affiliates, (4) does not control, directly or indirectly, the company, any of its Affiliates or any Person described in clauses (1), (2) or (3) above and (5) is not a parent, sibling or child of any Person described in clauses (1), (2), (3) or (4) above.
      “Independent Financial Advisor” means an accounting firm, appraisal firm, investment banking firm or consultant of nationally recognized standing that is, in the judgment of the company’s Board of Directors, qualified to perform the task for which it has been engaged and which is independent in connection with the relevant transaction.

      “Interest Rate Agreement” of any Person means any interest rate protection agreement (including, without limitation, interest rate swaps, caps, floors, collars, derivative instruments and similar agreements) and/or other types of interest hedging agreements.
      “Investment” means, with respect to any Person, any:

(1) direct or indirect loan or other extension of credit (including, without limitation, a Guarantee) to any other Person,

(2) capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to any other Person, or

(3) purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person.
“Investment” shall exclude accounts receivable or deposits arising in the ordinary course of business. “Invest,” “Investing” and “Invested” shall have corresponding meanings.
      For purposes of the “Limitation on Restricted Payments” covenant, the company shall be deemed to have made an “Investment” in an Unrestricted Subsidiary at the time of its Designation, which shall be valued at the Fair Market Value of the sum of the net assets of such Unrestricted Subsidiary at the time of its Designation and the amount of any Indebtedness of such Unrestricted Subsidiary Guaranteed by the company or any Restricted Subsidiary or owed to the company or any Restricted Subsidiary immediately following such Designation. Any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer. If the company or any Restricted Subsidiary sells or otherwise disposes of any Common Stock of a Restricted Subsidiary (including any issuance and sale of Capital Stock by a Restricted Subsidiary) such that, after giving effect to any such sale or disposition, such Restricted Subsidiary would cease to be a Subsidiary of the company, the company shall be deemed to have made an Investment on the date of any such sale or disposition equal to sum of the Fair Market Value of the Capital Stock of such former Restricted Subsidiary held by the company or any Restricted Subsidiary immediately following such sale or other disposition and the amount of any Indebtedness of such former Restricted Subsidiary Guaranteed by the company or any Restricted Subsidiary or owed to the company or any other Restricted Subsidiary immediately following such sale or other disposition.
      “Investment Return” means, in respect of any Investment (other than a Permitted Investment) made after the Issue Date by the company or any Restricted Subsidiary:

(1) the cash proceeds received by the company upon the sale, liquidation or repayment of such Investment or, in the case of a Guarantee, the amount of the Guarantee upon the unconditional release of the company and its Restricted Subsidiaries in full, less any payments previously made by the company or any Restricted subsidiary in respect of such Guarantee;

(2) in the case of the Revocation of the Designation of an Unrestricted Subsidiary, an amount equal to the lesser of:

(a) the company’s Investment in such Unrestricted Subsidiary at the time of such Revocation;

(b) that portion of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time of Revocation that is proportionate to the company’s equity interest in such Unrestricted Subsidiary at the time of Revocation; and

(c) the Designation Amount with respect to such Unrestricted Subsidiary upon its Designation which was treated as a Restricted Payment; and

(3) in the event the company or any Restricted Subsidiary makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary, an amount equal to the company’s or any Restricted Subsidiary’s existing Investment in such Person, in the case of each of (1), (2) and (3), up to the amount of such Investment that was treated as a Restricted Payment less the amount of any previous Investment Return in respect of such Investment.

      “Issue Date” means September 28, 2004.
      “Legal Defeasance” has the meaning set forth under “— Legal Defeasance and Covenant Defeasance.”
      “Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest); provided that, the lessee in respect of a Capitalized Lease Obligation shall be deemed to have Incurred a Lien on the property leased thereunder.
      “Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents, received by the company or any of its Restricted Subsidiaries from such Asset Sale, net of:

(1) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2) taxes or Tax Distributions paid or payable in respect of such Asset Sale after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(3) repayment of Indebtedness secured by a Lien permitted under the Indenture that is required to be repaid in connection with such Asset Sale; and

(4) appropriate amounts to be provided by the company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.
      “Note Guarantee” means any guarantee of the company’s Obligations under the Notes and the Indenture provided by a Domestic Restricted Subsidiary pursuant to the Indenture.
      “Note Guarantor” means any Domestic Restricted Subsidiary which provides a Note Guarantee pursuant to the Indenture until such time as its Note Guarantee is released in accordance with the Indenture.
      “Obligations” means, with respect to any Indebtedness, any principal, interest (including, without limitation, Post-Petition Interest), penalties, fees, indemnifications, reimbursements, damages, and other liabilities payable under the documentation governing such Indebtedness, including in the case of the Notes and the Note Guarantees, the Indenture and the Registration Rights Agreement.
      “Opinion of Counsel” means a written opinion of counsel, who may be an employee of or counsel for the company and who shall be reasonably acceptable to the Trustee.
      “Pari Passu Debt” has the meaning set forth under “— Certain Covenants — Limitation on Asset Sales.”
      “Permitted Business” means the business or businesses conducted by the company and its Restricted Subsidiaries as of the Issue Date and any business ancillary or complementary thereto.
      “Permitted Holders” means David Bistricer, Moric Bistricer and Nachum Stein as record or beneficial owners.
      “Permitted Indebtedness” means, without duplication, each of the following:

(1) Indebtedness not to exceed $120.0 million in respect of the Old Notes originally issued on the Issue Date and Exchange Notes issued therefor;

(2) Guarantees by any Note Guarantor of Indebtedness of the company or any other Note Guarantor permitted under the Indenture; provided, that if any such Guarantee is of Subordinated

Indebtedness, then the Note Guarantee of such Note Guarantor shall be senior to such Note Guarantor’s Guarantee of such Subordinated Indebtedness;

(3) Indebtedness Incurred by the company and any Note Guarantor pursuant to the Bank Credit Facility in an aggregate principal amount at any time outstanding not to exceed the greater of (x) $75.0 million (less the amount of any permanent prepayments or reductions of commitments in respect of such Indebtedness made with the Net Cash Proceeds of an Asset Sale in order to comply with “— Certain Covenants — Limitation on Asset Sales”) and (y) the sum of (i) up to 85% of the book value of accounts receivable of the company and its Restricted Subsidiaries, plus (ii) up to 55% of the book value of inventory of the company and its Restricted Subsidiaries, in each case determined in accordance with GAAP, and it being understood that amounts outstanding under the Bank Credit Facility are deemed to be Incurred under this clause (3);

(4) other Indebtedness of the company and its Restricted Subsidiaries outstanding on the Issue Date other than Indebtedness under the Bank Credit Facility or otherwise specified under any of the other clauses of this definition of Permitted Indebtedness;

(5) Hedging Obligations entered into in the ordinary course of business and not for speculative purposes;

(6) intercompany Indebtedness between or among the company and any of its Restricted Subsidiaries; provided, that:

(a) if the company or any Note Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full of all obligations under the Notes and the Indenture, in the case of the company, or such Note Guarantor’s Note Guarantee, in the case of any such Note Guarantor, and

(b) in the event that at any time any such Indebtedness ceases to be held by the company or a Restricted Subsidiary, such Indebtedness shall be deemed to be Incurred and not permitted by this clause (6) at the time such event occurs;

(7) Indebtedness of the company or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, that such Indebtedness is extinguished within two business days of Incurrence;

(8) Indebtedness of the company or any of its Restricted Subsidiaries represented by letters of credit for the account of the company or any Restricted Subsidiary, as the case may be, in order to provide security for workers’ compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

(9) Refinancing Indebtedness in respect of:

(a) Indebtedness (other than Indebtedness owed to the company or any Subsidiary) Incurred pursuant to clause (1) of “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” (it being understood that no Indebtedness outstanding on the Issue Date is Incurred pursuant to such paragraph (1)), or

(b) Indebtedness Incurred pursuant to clause (1), (3) or (4) above;

(10) Capitalized Lease Obligations and Purchase Money Indebtedness incurred after the Issue Date that do not exceed $5.0 million in the aggregate at any one time outstanding; and

(11) Additional Indebtedness of the company or any Note Guarantor in an aggregate principal amount not to exceed $10.0 million at any one time outstanding (which amount may, but need not, be Incurred in whole or in part under the Bank Credit Facility).

      “Permitted Investment” means:

(1) Investments by the company or any Restricted Subsidiary in any Person that is, or that result in any Person becoming, immediately after such Investment, a Restricted Subsidiary or constituting a merger or consolidation of such Person into the company or with or into a Restricted Subsidiary, except for a Guarantee of Indebtedness of a Restricted Subsidiary that is not a Note Guarantor;

(2) Investments by any Restricted Subsidiary in the company;

(3) Investments in cash and Cash Equivalents;

(4) any extension, modification or renewal of any Investments existing as of the Issue Date (but not Investments involving additional advances, contributions or other investments of cash or property or other increases thereof, other than as a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms of such Investment as of the Issue Date);

(5) Investments permitted pursuant to clause (2)(b) of “— Certain Covenants — Limitation on Transactions with Affiliates”;

(6) Investments received as a result of the bankruptcy or reorganization of any Person or taken in settlement of or other resolution of claims or disputes, and, in each case, extensions, modifications and renewals thereof;

(7) Investments made by the company or its Restricted Subsidiaries as a result of non-cash consideration permitted to be received in connection with an Asset Sale made in compliance with the covenant described under “— Certain Covenants — Limitation on Asset Sales”;

(8) Investments made solely in the form of common equity of the company constituting Qualified Capital Stock;

(9) Hedging Obligations made in compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness”; and

(10) other Investments not to exceed $10.0 million at any one time outstanding.
      “Permitted Liens” means any of the following:

(1) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(2) Liens Incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(3) any interest or title of a lessor under any Capitalized Lease Obligation; provided, that such Liens do not extend to any property which is not leased property subject to such Capitalized Lease Obligation;

(4) purchase money Liens securing Purchase Money Indebtedness Incurred to finance the acquisition of property of the company or a Restricted Subsidiary used in a Permitted Business; provided, that:

(a) the related Purchase Money Indebtedness shall not exceed the cost of such property and shall not be secured by any property of the company or any Restricted Subsidiary other than the property so acquired, and

(b) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

(5) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(6) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(7) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the company or a Restricted Subsidiary, including rights of offset and set-off;

(8) Liens existing on the Issue Date and Liens to secure any Refinancing Indebtedness which is Incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the covenant described under “— Certain Covenants — Limitation on Liens” and which Indebtedness has been Incurred in accordance with “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness”; provided, that such new Liens:

(a) are no less favorable to the Holders of Notes and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and

(b) do not extend to any property or assets other than the property or assets securing the Indebtedness Refinanced by such Refinancing Indebtedness;

(9) Liens securing Acquired Indebtedness Incurred in accordance with “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” not Incurred in connection with, or in anticipation or contemplation of, the relevant acquisition, merger or consolidation; provided, that:

(a) such Liens secured such Acquired Indebtedness at the time of and prior to the Incurrence of such Acquired Indebtedness by the company or a Restricted Subsidiary and were not granted in connection with, or in anticipation of the Incurrence of such Acquired Indebtedness by the company or a Restricted Subsidiary and

(b) such Liens do not extend to or cover any property of the company or any Restricted Subsidiary other than the property that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the company or a Restricted Subsidiary and are no more favorable to the lienholders than the Liens securing the Acquired Indebtedness prior to the Incurrence of such Acquired Indebtedness by the company or a Restricted Subsidiary;

(10) Liens securing borrowings under the Bank Credit Facility incurred in accordance with clause (3) of the definition of “Permitted Indebtedness”; and

(11) additional Liens securing obligations and Attributable Indebtedness Incurred pursuant to “— Certain Covenants — Limitation on Sale and Leaseback Transactions” in an aggregate amount outstanding not to exceed 3.0% of Consolidated Tangible Assets at the time of such Incurrence.
      “Person” means an individual, partnership, corporation, company, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.
      “Post-Petition Interest” means all interest accrued or accruing after the commencement of any insolvency or liquidation proceeding (and interest that would accrue but for the commencement of any insolvency or liquidation proceeding) in accordance with and at the contract rate (including, without limitation, any rate applicable upon default) specified in the agreement or instrument creating, evidencing or governing any Indebtedness, whether or not, pursuant to applicable law or otherwise, the claim for such interest is allowed as a claim in such insolvency or liquidation proceeding.

      “Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights over any other Capital Stock of such Person with respect to dividends, distributions or redemptions or upon liquidation.
      “Public Equity Offering” has the meaning set forth under “— Redemption.”
      “Purchase Money Indebtedness” means Indebtedness of the company or any Restricted Subsidiary Incurred for the purpose of financing all or any part of the purchase price or other cost of construction or improvement of any property; provided, that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost, including any Refinancing of such Indebtedness that does not increase the aggregate principal amount (or accreted amount, if less) thereof as of the date of Refinancing.
      “Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock and any warrants, rights or options to purchase or acquire Capital Stock that is not Disqualified Capital Stock that are not convertible into or exchangeable into Disqualified Capital Stock.
      “Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.
      “Refinancing Indebtedness” means any Refinancing by the company or any Restricted Subsidiary, to the extent that such Refinancing does not:

(1) result in an increase in the aggregate principal amount of the Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the company in connection with such Refinancing); or

(2) create Indebtedness with:

(a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or

(b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced;

provided, that:

(i) if such Indebtedness being Refinanced is Indebtedness of the company, then such Refinancing Indebtedness shall be Indebtedness of the company,

(ii) if such Indebtedness being Refinanced is Indebtedness of a Note Guarantor, then such Indebtedness shall be Indebtedness of the company and/or such Note Guarantor, and

(iii) if such Indebtedness being Refinanced is Subordinated Indebtedness, then such Refinancing Indebtedness shall be subordinate to the Notes or the relevant Note Guarantee, if applicable, at least to the same extent and in the same manner as the indebtedness being Refinanced.
      “Replacement Assets” has the meaning set forth under “— Certain Covenants — Limitation on Asset Sales.”
      “Restricted Payment” has the meaning set forth under “— Certain Covenants — Limitation on Restricted Payments.”
      “Restricted Subsidiary” means any Subsidiary of the company which at the time of determination is not an Unrestricted Subsidiary.
      “Revocation” has the meaning set forth under “— Certain Covenants — Limitation on Designation of Unrestricted Subsidiaries” above.

      “Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party providing for the leasing to the company or a Restricted Subsidiary of any property, whether owned by the company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the company or such Restricted Subsidiary to such Person or to any other Person by whom funds have been or are to be advanced on the security of such Property.
      “SEC” means the Securities and Exchange Commission, or any successor agency thereto with respect to the regulation or registration of securities.
      “Significant Subsidiary” shall mean a Subsidiary of the company constituting a “Significant Subsidiary” in accordance with Rule 1-02(w) of Regulation S-X under the Securities Act in effect on the date hereof, except that all references to 10% in Rule 1-02(w) are replaced with 5%.
      “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).
      “Subordinated Indebtedness” means, with respect to the company or any Note Guarantor, any Indebtedness of the company or such Note Guarantor, as the case may be which is expressly subordinated in right of payment to the Notes or the relevant Note Guarantee, as the case may be.
      “Subsidiary,” with respect to any Person, means any other Person of which such Person owns, directly or indirectly, more than 50% of the voting power of the other Person’s outstanding Voting Stock.
      “Successor Entity” has the meaning set forth under “— Certain Covenants — Limitation on Merger, Consolidation and Sale of Assets.”
      “Tax Amount” means, with respect to any period, an amount equal to (1) the product of (a) the Taxable Income of the company and (b) the Applicable Tax Percentage, less (2) to the extent not previously taken into account, any income tax benefit attributable to the company that could be utilized by its shareholders, in the current or any prior year, or portion thereof, from and after the date of the Indenture (including any tax losses or tax credits), computed at the Applicable Tax Percentage of the year that such benefit is taken into account for purposes of this computation; provided, however, that the computation of Tax Amount shall also take into account (a) the deductibility of state and local taxes for federal income tax purposes, and (b) any difference in the Applicable Tax Percentage resulting from the nature of the Taxable Income (such as capital gain as opposed to ordinary income).
      “Tax Distribution” means a distribution in respect of taxes to the shareholders of the company pursuant to clause (5) of the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”
      “Taxable Income” means, with respect to any Person for any period, the taxable income (including all separately stated items of income) or loss of such Person (including any such taxable income payable by such Person’s shareholders as a result of such Person’s election to be taxed as an S corporation pursuant to Section 1361 of the Code) for such period for federal income tax purposes.
      “Unrestricted Subsidiary” means any Subsidiary of the company Designated as such pursuant to “Certain Covenants — Designation of Unrestricted Subsidiaries.” Any such Designation may be revoked by a Board Resolution of the company, subject to the provisions of such covenant.
      “Voting Stock” with respect to any Person, means securities of any class of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors (or equivalent governing body) of such Person.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the then outstanding aggregate principal amount or liquidation preference, as the case may be, of such Indebtedness into

(2) the sum of the products obtained by multiplying:

(a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal or liquidation preference, as the case may be, including payment at final maturity, in respect thereof, by

(b) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.
      “Wholly Owned Restricted Subsidiary” of the company means any Restricted Subsidiary of which all the outstanding Capital Stock (other than in the case of a Restricted Subsidiary not organized in the United States, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by the company or any Wholly Owned Restricted Subsidiary.
Book-Entry; Delivery and Form
      The Old Notes were sold to qualified institutional buyers in reliance on Rule 144A or in offshore transactions in reliance on Regulation S. Except as set forth below, the New Notes will be issued in exchange for the Old Notes in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000.
      The New Notes initially will be represented by one or more notes in registered, global form without interest coupons (the “Global Notes”). Upon issuance, the Global Notes will be deposited with the trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee.
      Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “Exchange of Global Notes for Certificated Notes.” Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.
      So long as the Global Note holder is the registered owner of any New Notes, the Global Note holder will be considered the sole holder under the indenture of any New Notes evidenced by the Global Notes. Beneficial owners of New Notes evidenced by the Global Notes will not be considered the owners or holders of the New Notes under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither the company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the New Notes.
Depository Procedures
      The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of their respective settlement system and are subject to changes by them. The company takes no responsibility for these operations and procedures and urges investors to contact the systems or their participants directly to discuss these matters. DTC has advised the company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system also is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants.
      The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants. DTC has also advised the company that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants with portions of the principal amount of the Global Notes, and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).
      Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants in such system.
      All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream also may be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
      Except as described below under the caption “Exchange of Global Notes for Certificated Notes,” owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.
      Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the company and the trustee will treat the Persons in whose names the New Notes, including the Global Notes, are registered as the owners of the New Notes for the purpose of receiving payments and for all the other purposes. Consequently, none of the company, the Trustee or any agent of the company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.
      DTC has advised the company that its current practice, upon receipt of any payment in respect of securities such as the New Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the company. Neither the company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial Owners of the New Notes, and the company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
      Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers involving Euroclear and Clearstream participants will be effected in accordance with their respective rules and operating procedures.
      Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.
      DTC has advised the company that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more Participants to whose account DTC has credited the interest in the Global Notes and only in respect of such portion of the aggregate principal amount of the New Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the New Notes, DTC reserves the right to exchange the Global Notes for New Notes in certificated form, and to distribute such New Notes to its Participants.
      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.
Exchange of Global Notes for Certificated Notes
      A Global Note is exchangeable for definitive New Notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (A) notifies the company that it is unwilling or unable to continue as depositary for the Global Notes and the company fails to appoint a successor depositary or (B) has ceased to be a clearing agency registered under the Exchange Act;

(2) the company, at is option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the New Notes.
      In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures). Neither the company nor the Trustee will be liable for any delay by the Global Note holder or DTC in identifying the beneficial owners of Notes and the company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note holder or DTC for all purposes.
Same Day Settlement and Payment
      The company will make payments in respect of the New Notes represented by the Global Notes (including principal, premium, if any, interest and additional amounts, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. The company will make all payments of principal, interest and premium and additional amounts, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The New Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such New Notes will, therefore, be required by DTC to be settled in immediately available funds. The company expects that secondary trading in any Certificated Notes also will be settled in immediately available funds.
      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream immediately following the settlement date of DTC). Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.
EXCHANGE OFFER; REGISTRATION RIGHTS
      We entered into a registration rights agreement with the initial purchaser under which we and our subsidiary guarantors agreed, for the benefit of the holders of the Old Notes, at our cost:

•	to file with the Securities and Exchange Commission this exchange offer registration statement by April 26, 2005 pursuant to which we are offering, in exchange for the Old Notes, New Notes identical in all material respects to, and evidencing the same indebtedness as, the Old Notes (but which will not contain terms with respect to transfer restrictions or provide for the additional interest described below);

•	to use our reasonable best efforts to cause this exchange offer registration statement to be declared effective under the Securities Act by July 25, 2005; and

•	to use our reasonable best efforts to cause this exchange offer to be consummated by the 30th day after the exchange offer registration statement is declared effective.

•	In the event that:

(a) we had not been permitted to file the exchange offer registration statement or are not permitted to consummate the exchange offer due to a change in law or SEC policy;

(b) for any reason, we do not consummate the exchange offer by the 30th day after this exchange offer registration statement is declared effective;

(c) any holder notifies us on or prior to the 30th day following the consummation of this exchange offer that:

•	it is not permitted under law or SEC policy to participate in the exchange offer;

•	the New Notes the holder would receive in the exchange offer would not be freely tradable;

•	it cannot publicly resell New Notes that it acquires in the exchange offer without delivering a prospectus, and the prospectus contained in the exchange offer registration statement is not appropriate or available for resales by that holder; or

•	it is a broker-dealer and holds Notes that it has not exchanged and that it acquired directly from us, or one of our affiliates;

(d) the initial purchaser so requests with respect to Notes that are not eligible to be exchanged for New Notes in the exchange offer and are held by it following the consummation of the exchange offer; or

(e) in the case where the initial purchaser participates in the exchange offer or otherwise acquires New Notes, the initial purchaser does not receive freely tradable New Notes;
then, in addition to or in lieu of conducting the exchange offer, we will be required to file a shelf registration statement with the SEC to cover resales of the Old Notes or the New Notes issued in the exchange offer, as the case may be. In that case, we will use our reasonable best efforts (a) to file the shelf registration statement by the 30th day after we become obligated to make the filing, (b) to cause the registration statement to become effective by the 60th day after the filing, and (c) to maintain the effectiveness of the registration statement for two years or such lesser period after which all the Notes registered thereunder are no longer transfer restricted notes.
      We will pay additional interest if one of the following “registration defaults” occurs:

•	the exchange offer registration statement is not declared effective by July 25, 2005;

•	we do not consummate the exchange offer by the 30th day after the exchange offer registration statement is declared effective;

•	we do not file the shelf registration statement by the 30th day after we become obligated to file it;

•	the shelf registration statement is not declared effective by the 60th day after the filing; or

•	the exchange offer registration statement or the shelf registration statement is declared effective, but, prior to the expiration of the applicable registration period, ceases to be effective or the prospectus included as a part of such registration statement ceases to be usable in connection with the exchange offer or resales of any Notes registered under the shelf registration statement.
      If one of these registration defaults occurs, the annual interest rate on the Notes affected thereby will increase by 0.5% per year. The amount of additional interest will increase by an additional 0.5% per year for any subsequent 90-day period until all registration defaults are cured, up to a maximum additional interest rate of 2.0% per year over the interest rate shown on the cover of this prospectus. When we have cured all of the registration defaults, the interest rate on the Notes will revert immediately to the original level.
      Under current SEC interpretations, the New Notes will generally be freely transferable after the exchange offer, except that any broker-dealer that participates in the exchange offer must deliver a prospectus meeting the requirements of the Securities Act when it resells any New Notes. We have agreed to make available a prospectus for these purposes for 180 days after the exchange offer. A broker-dealer that delivers a prospectus is subject to the civil liability provisions of the Securities Act and will also be bound by the registration rights agreement, including indemnification obligations.
      Holders of the Old Notes must make certain representations (as described in the registration rights agreement) to participate in the exchange offer, notably that they are not an affiliate of the company and that they are acquiring the New Notes in the ordinary course of business and without any arrangement or intention to make a distribution of the New Notes. Holders of Notes may also be required to deliver certain information that is required for a shelf registration statement in order to have their Notes included in the shelf registration statement and to receive the additional interest described above. A broker-dealer that receives New Notes in the exchange offer or as part of its market-making or other trading activities must acknowledge that it will deliver a prospectus when it resells the New Notes.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following summary describes, in the case of U.S. holders, the material U.S. federal income tax consequences and, in the case of non-U.S. holders, the material U.S. federal income and estate tax consequences, of the exchange of Old Notes for New Notes but does not purport to be a complete analysis of all the potential tax considerations relating thereto. We have based this summary on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury Regulations promulgated or proposed thereunder, or the Treasury Regulations, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis, or to different interpretation. This summary applies to you only if you are a holder exchanging Old Notes for New Notes in the exchange offer and hold the Notes as capital assets. A capital asset is generally an asset held for investment rather than as inventory or as property used in a trade or business. This summary does not discuss all of the aspects of U.S. federal income and estate taxation which may be relevant to investors in light of their particular investment or other circumstances. This summary also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the federal income tax laws. Special rules apply, for example, if you are:

•	a bank, thrift, insurance company, regulated investment company, or other financial institution or financial service company;

•	a broker or dealer in securities or foreign currency;

•	a person that has a functional currency other than the U.S. dollar;

•	a partnership or other flow-through entity;

•	a subchapter S corporation;

•	a person subject to alternative minimum tax;

•	a person who owns the Notes as part of a straddle, hedging transaction, constructive sale transaction or other risk-reduction transaction;

•	a tax-exempt entity;

•	a person who has ceased to be a U.S. citizen or to be taxed as a resident alien; or

•	a person who acquires the Notes in connection with your employment or other performance of services.
      In addition, the following summary does not address all possible tax consequences. In particular, except as specifically provided, it does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax consequences. We have not sought a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. For all these reasons, we urge you to consult with your tax advisor about the specific federal income tax and other tax consequences of the acquisition, ownership and disposition of the Notes for you, since these consequences may vary for investors in different tax situations.
      INVESTORS CONSIDERING THE EXCHANGE OF OLD NOTES FOR NEW NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS OR UNDER ANY APPLICABLE TAX TREATY.
In General
      We have treated the Notes as indebtedness for U.S. federal income tax purposes. This summary assumes that the IRS will respect this classification.

U.S. Holders
      For purposes of this summary, you are a U.S. Holder if you are beneficial owner of the Notes and for U.S. federal income tax purposes are:

•	a citizen or resident of the U.S., including an alien individual who is a lawful permanent resident of the U.S. or who meets the substantial presence residency test under the federal income tax laws;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the U.S., any of the fifty states or the District of Columbia, unless otherwise provided by Treasury Regulations;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•	a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and certain electing trusts;
and if your status as a U.S. Holder is not overridden under the provisions of an applicable tax treaty.
      If a partnership holds the Notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership, you should consult your tax advisor.
Exchange of Notes Pursuant to Exchange Offer
      An exchange of Old Notes for New Notes pursuant to this exchange offer will not be a taxable event for U.S. federal income tax purposes. A U.S. holder’s holding period in New Notes will include the holding period of the Old Notes exchanged therefore, and a U.S. holder’s adjusted tax basis in New Notes will be the same as the adjusted tax basis in the Old Notes exchanged therefore immediately before such exchange.
Market Discount
      If a U.S. holder purchased an Old Note after initial issuance but prior to this exchange offer for an amount that was less than the stated principal amount of the Note and a de minimis exception does not apply, the difference will be treated as market discount. If a U.S. holder exchanges an Old Note, with respect to which there is market discount, for a New Note pursuant to the exchange offer, the market discount applicable to the Old Note will carry over to the New Note so received. In that case, unless the U.S. holder makes an election to include market discount in income as it accrues, any partial principal payment on the New Note, gain realized on the sale, exchange or retirement of the New Note and unrealized appreciation on some nontaxable dispositions of the New Note will be treated as ordinary income to the extent of the market discount that has not been previously included in income and that is treated as having accrued on the New Note prior to the payment or disposition. A U.S. holder also might be required to defer all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the Note, unless the U.S. holder has made an election to include the market discount in income as it accrues. Unless the U.S. holder elects to treat market discount as accruing on a constant yield method, market discount will be treated as accruing on a straight line basis over the term of the New Note. An election made to instruments acquired by the U.S. holder on or after the first day of the taxable year to which the election applies and may be revoked only with the consent of the Internal Revenue Service.
Bond Premium
      If a U.S. holder purchased an Old Note prior to this exchange offer for an amount that is in excess of all amounts payable on the Old Note after the purchase date, other than payments of qualified stated interest, the excess will be treated as bond premium. If a U.S. holder exchanges an Old Note, with respect to which there is bond premium, for a New Note pursuant to the exchange offer, the bond premium applicable to the Old Note will carry over to the New Note so received. In general, a U.S. holder may elect to amortize bond premium over the remaining term of the Old Note on a constant yield method. The amount of bond premium allocable to an accrual period is offset against the qualified stated interest allocable to the accrual period. If, following the offset determination described in the immediately preceding sentence, there is an excess allocable bond premium remaining, that excess may, in some circumstances, be deducted. An election to amortize bond premium applies to all taxable debt instruments held at the beginning of the first taxable year to which the election applies and thereafter acquired by the U.S. holder and may be revoked only with the consent of the Internal Revenue Service.
Payment of Interest
      The New Notes bear interest at a stated fixed rate. You generally must include this stated interest in your gross income as ordinary interest income:

•	when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes; or

•	when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes.
      In certain circumstances, we may be obligated to pay you amounts in excess of stated interest or principal on the New Notes. For example, in certain cases we will be able to call the New Notes for redemption, or upon a change in control we may be obligated to repurchase the New Notes, in each case at a price that will include an additional amount in excess of the principal amount of the New Notes. According to Treasury Regulations, the possibility of additional interest being paid to you will not affect the amount of interest income you recognize in advance of the payment of any additional interest if there is only a remote chance as of the date the Notes were issued that you will receive additional interest or if such contingency is incidental. We believe that the likelihood that we will pay additional interest is a remote or incidental contingency within the meaning of the Treasury Regulations. Therefore, we do not intend to treat the potential payment of additional interest as part of the yield to maturity of any New Notes. Similarly, we intend to take the position that the payment of a redemption premium on the New Notes is a remote or incidental contingency and because any optional redemption by us would increase the yield on the New Notes, we do not intend to treat the possibility of any premium payable on a redemption or repurchase as affecting the yield to maturity of any New Notes. Our determination that these contingencies are remote or incidental is binding on you unless you disclose your contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS. In the event a contingency occurs, it could affect the amount and timing of the income that you must recognize. If we pay additional interest on the New Notes, you will be required to recognize additional income. If we pay a premium on redemption, the premium could be treated as capital gain under the rules described under “— Sale, Exchange or Redemption of Notes.” If we fail to satisfy the registration covenant, voluntarily redeem the New Notes or undergo a change in control, you should consult your tax advisor regarding the appropriate treatment of any additional interest or premium you receive.
Sale, Exchange or Redemption of Notes
      You generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the New Notes measured by the difference between (i) the amount of cash proceeds and the fair market value of any property you receive (except to the extent attributable to accrued interest income not previously included in income, which will generally be taxable as ordinary income, or attributable to accrued interest previously included in income, which amount may be received without generating further income), and (ii) your adjusted tax basis in the New Notes. Your adjusted tax basis in a New Note generally will equal your cost of the Old Note, less any principal payments received by you. Gain or loss on the disposition of New Notes will generally be capital gain or loss and will be long-term gain or loss if the New Notes have been held for more than one year at the time of such disposition. In general, for individuals, long-term capital gains are taxed at a maximum rate of 15% for exchanges occurring prior to January 1, 2009 (and 20% for exchanges occurring on or after such date) and short-term capital gains are taxed at a maximum rate of 35% (although without further congressional action, this rate will increase to 39.6% in 2011). You should consult your tax advisor regarding the treatment of capital gains and losses.

Information Reporting and Backup Withholding Tax
      In general, information reporting requirements will apply to payments to certain noncorporate U.S. holders of principal and interest on a New Note and the proceeds of the sale of a New Note. If you are a U.S. holder, you may be subject to backup withholding when you receive interest with respect to the Notes, or when you receive proceeds upon the sale, exchange, redemption, retirement or other disposition of the Notes. The backup withholding rate currently is 28%; without congressional action, this rate will increase to 31% in 2011. In general, you can avoid this backup withholding by properly executing under penalties of perjury an IRS Form W-9 or substantially similar form that provides:

•	your correct taxpayer identification number; and

•	a certification that (a) you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category, (b) you have not been notified by the IRS that you are subject to backup withholding, or (c) you have been notified by the IRS that you are no longer subject to backup withholding.
      If you do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the IRS in a timely manner.
      Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.
      Amounts withheld are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided you furnish the required information to the IRS.
      We will report to the U.S. holders of Notes and to the IRS the amount of any “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.
Non-U.S. Holders
      As used herein, the term, “non-U.S. holder” means any beneficial owner of a Note that is not a U.S. holder.
Payment of Interest
      Generally, subject to the discussion of backup withholding below, if you are a non-U.S. holder, interest income that is not effectively connected with a U.S. trade or business will not be subject to a U.S. withholding tax under the “portfolio interest exemption” provided that:

•	you do not actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote;

•	you are not a controlled foreign corporation related to us actually or constructively through stock ownership;

•	you are not a bank which acquired the Notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	either (a) you provide a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to your non-U.S. holder status, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, provides a statement to us or our agent under penalties of perjury in which it certifies that a Form W- 8BEN or W-8IMY (or a suitable substitute form) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of such form.

      Treasury regulations provide alternative methods for satisfying the certification requirement described in the paragraph above. These regulations may require a non-U.S. holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its U.S. taxpayer identification number.
      Interest on Notes not exempted from U.S. withholding tax as described above and not effectively connected with a U.S. trade or business generally will be subject to U.S. withholding tax at 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax. We may be required to report annually to the IRS and to each non-U.S. holder the amount of interest paid to, and the tax withheld, if any, with respect to, each non-U.S. holder.
      Except to the extent that an applicable treaty otherwise provides, generally you will be taxed in the same manner as a U.S. holder with respect to interest if the interest income is effectively connected with your conduct of a U.S. trade or business. If you are a corporate non-U.S. holder, you may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it may not be subject to withholding tax if you deliver proper documentation.
      To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the non-U.S. holder must provide a properly executed Form W-8BEN or W-8ECI. Under the Treasury Regulations, a non-U.S. holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided in the Treasury Regulations for payments through qualified intermediaries. Prospective investors should consult their tax advisors regarding the effect, if any, of the Treasury Regulations.
Sale, Exchange or Redemption of Notes
      If you are a non-U.S. holder of a Note, generally you will not be subject to the U.S. federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the Note, unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business;

•	you are an individual and are present in the U.S. for a period or periods aggregating 183 days or more during a taxable year (as determined under the Internal Revenue Code) of the disposition and certain other conditions are met; or

•	you are subject to tax pursuant to the provisions of the Code applicable to certain U.S. expatriates.
Death of a Non-U.S. Holder
      If you are an individual non-U.S. holder and you hold a Note at the time of your death, it will not be includable in your gross estate for U.S. estate tax purposes, provided that you do not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such Note would not have been effectively connected with your conduct of a trade or business within the U.S.
Information Reporting and Backup Withholding Tax
      If you are a non-U.S. holder, U.S. information reporting requirements and backup withholding tax will not apply to payments of interest on a Note if you provide the statement described in “— Non-U.S. Holders — Payment of Interest”, provided that the payor does not have actual knowledge that you are a U.S. person.
      Information reporting will not apply to any payment of the proceeds of the sale of a Note effected outside the U.S. by a foreign office of a “broker” (as defined in applicable Treasury Regulations), unless such broker:

(i) is a U.S. person;

(ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.;

(iii) is a controlled foreign corporation for U.S. federal income tax purposes; or

(iv) is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interests in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business.
      Payment of the proceeds of any such sale effected outside the U.S. by a foreign office of any broker that is described in (i), (ii), (iii) or (iv) of the preceding sentence will be subject to information reporting requirements unless such broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption. However, under such circumstances, Treasury Regulations provide that such payments are not subject to backup withholding. Payment of the proceeds of any such sale to or through the U.S. office of a broker is subject to information reporting and backup withholding requirements, unless you provide the statement described in “— Non-U.S. Holders — Payment of Interest” or otherwise establish an exemption.
PLAN OF DISTRIBUTION
      Each broker-dealer that receives New Notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of New Notes received in exchange for Old Notes where the Old Notes were acquired as a result of market-making activities or other trading activities during the period beginning on the consummation of the exchange offer and ending on the close of business 180 days after the consummation of the exchange offer, or such shorter period as will terminate when all New Notes held by broker-dealers for their own account have been sold pursuant to this prospectus, which we refer to as the “exchange offer registration period”. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale during the exchange offer registration period. In addition, until September 17, 2005, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.
      We will not receive any proceeds from any sale of New Notes by any broker-dealer. New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of the methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer that resells New Notes that were received by it for its own account in the exchange offer or the purchasers of the New Notes, and any broker or dealer that participates in a distribution of the New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For the exchange offer registration period, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests the documents in the letter of transmittal. We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the Old Notes, but excluding commissions or concessions of any brokers or dealers, and will indemnify all holders of Notes, including any broker-dealers, and certain parties related to the holders against certain liabilities, including liabilities under the Securities Act.
      We have not entered into any arrangements or understanding with any person to distribute the New Notes to be received in the exchange offer.

LEGAL MATTERS
      Gardner Carton & Douglas LLP, Chicago, Illinois; Arnold & Porter LLP, New York, New York; and Locke, Lidell & Sapp LLP, Dallas, Texas will pass upon the validity of the New Notes and related guarantees.
EXPERTS
      The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in method of accounting for inventory as of January 1, 2002) appearing herein and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
AVAILABLE INFORMATION
      We have filed with the Commission a registration statement on Form S-4 under the Securities Act with respect to the New Notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the New Notes, reference is made to the registration statement. The registration statement and other information can be inspected and copied at the Public Reference Room of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of this registration statement, can be obtained from the Public Reference Room of the Commission at prescribed rates. You can call the Commission at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the Commission’s home page on the Internet (http://www.sec.gov).
      In addition, pursuant to the indenture governing the Notes, as long as any Notes subject thereto are outstanding, we will be required to file with the Commission, within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept the filing), all quarterly and annual financial information that would be required in a Form 10-K and Form 10-Q (including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations”) and all current reports that would be required to be filed on Form 8-K.
      We will provide, without charge, upon the written request of any holder of a Note (or the Trustee on behalf of any holder of a beneficial interest in a Note), the information specified in paragraph (d)(4) of Rule 144A to such holder (or holder of a beneficial interest in a Note) or to the Trustee for delivery to such holder of a Note or prospective purchaser of a Note, as the case may be, unless at the time of the request, we are subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Act. Written requests for this information should be addressed to: Richard N. Burger, Coleman Cable, Inc., 1530 Shields Drive, Waukegan, Illinois 60085.

      All Schedules are omitted because they are not applicable, not required or because the required information is included in the Consolidated Financial Statements or Notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Coleman Cable, Inc.
      We have audited the accompanying consolidated balance sheets of Coleman Cable, Inc., and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for inventory as of January 1, 2002.
/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Chicago, Illinois
April 15, 2005
(July 27, 2005 as to the effects of the restatement discussed in Note 5)

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2002	2003	2004

	(Dollars in thousands)
NET SALES	$243,492	$233,555	$285,792
COST OF GOODS SOLD	203,416	198,457	240,260

Gross profit	40,076	35,098	45,532
SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	21,239	18,262	26,475
RESTRUCTURING CHARGES, NET	2,100	249	(190)

OPERATING INCOME	16,737	16,587	19,247
INTEREST EXPENSE, NET	11,563	10,087	11,252
LOSS ON EARLY EXTINGUISHMENT OF DEBT	—	—	13,923
OTHER INCOME, NET	(16)	(110)	(13)

INCOME (LOSS) BEFORE INCOME TAXES	5,190	6,610	(5,915)
INCOME TAX EXPENSE	1,420	1,558	3,092

NET INCOME (LOSS)	$3,770	$5,052	$(9,007)

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2004

	(Dollars in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$49	$1,034
Accounts receivable, less allowance for uncollectible accounts of $1,373 and $1,655, respectively	37,304	48,613
Inventories, net	36,153	50,134
Prepaid expenses and other current assets	874	1,402

Total current assets	74,380	101,183

PROPERTY, PLANT AND EQUIPMENT:
Land	579	579
Buildings and leasehold improvements	7,755	8,024
Machinery, fixtures and equipment	40,214	41,440

	48,548	50,043
Less accumulated depreciation and amortization	(22,544)	(26,658)
Construction in progress	281	2,216

Property, plant and equipment, net	26,285	25,601

GOODWILL AND INTELLECTUAL PROPERTY, NET	60,676	60,663

DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	5,650	9,609

TOTAL ASSETS	$166,991	$197,056

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$6,246	$3,430
Accounts payable	22,382	19,975
Accrued liabilities	9,968	14,664
Deferred income taxes	508	358

Total current liabilities	39,104	38,427

LONG-TERM DEBT	100,522	156,297
DEFERRED INCOME TAXES	—	132
SHAREHOLDERS’ EQUITY:
Common stock, par value $.001; 100,000 shares authorized and 36,684 and 40,784 issued at December 31, 2003 and December 31, 2004, respectively
Additional paid-in capital	26,911	25,559
Retained earnings (accumulated deficit)	454	(23,359)

Total shareholders’ equity	27,365	2,200

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$166,991	$197,056

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2002	2003	2004

	(Dollars in thousands)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$3,770	$5,052	$(9,007)
Adjustments to reconcile net income to net cash flow from operating activities:
Depreciation and amortization	6,522	6,210	6,102
Noncash interest expense	1,470	1,502	1,104
Stock compensation	—	—	1,648
Loss on early extinguishment of debt	—	—	13,923
Noncash interest income	(338)	(227)	(245)
Deferred tax provision	846	(338)	(18)
(Gain) loss on the sales of fixed assets — net	1,467	(60)	(13)
Changes in operating assets and liabilities:
Accounts receivable	1,669	(5,375)	(11,309)
Inventories	(2,273)	(1,134)	(13,981)
Prepaid expenses and other assets	141	(123)	(560)
Accounts payable	2,785	12,327	(2,407)
Accrued and other long-term liabilities	(2,997)	(1,064)	4,696

Net cash flow from operating activities	13,062	16,770	(10,067)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(2,534)	(2,345)	(4,714)
Purchase of intellectual property	—	(50)	—
Proceeds from the sales of fixed assets	172	784	13

Net cash flow from investing activities	(2,362)	(1,611)	(4,701)

CASH FLOW FROM FINANCING ACTIVITIES:
Stock repurchase	(233)	—	—
Net borrowings (repayments) under revolving loan facilities	(4,540)	(6,450)	47,810
Repayment of extinguished debt	(5,943)	—	(124,601)
Issuance of senior notes, net of issuance costs	—	—	113,392
Repayment of long-term debt	—	(7,204)	(3,686)
Repurchase of warrants	—	—	(3,000)
Dividends paid to shareholders	—	(1,501)	(14,806)
Borrowings of long-term debt	—	—	644

Net cash flow from financing activities	(10,716)	(15,155)	15,753

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16)	4	985
CASH AND CASH EQUIVALENTS — Beginning of year	61	45	49

CASH AND CASH EQUIVALENTS — End of year	$45	$49	$1,034

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Retained
	Common	Additional	Earnings
	Stock	Paid-In	(Accumulated
	Issued	Capital	Deficit)	Total

	(Dollars in thousands)
BALANCE — January 1, 2002 — As previously reported	$—	$27,144	$(4,025)	$23,119
Cumulative effect on prior years of the change in the method of accounting for inventory (Note 3)	—	—	(2,842)	(2,842)

BALANCE — January 1, 2002 — As adjusted	—	27,144	(6,867)	20,277
Repurchase of stock	—	(233)	—	(233)
Net income	—	—	3,770	3,770

BALANCE — December 31, 2002	—	26,911	(3,097)	23,814
Net income	—	—	5,052	5,052
Dividends	—	—	(1,501)	(1,501)

BALANCE — December 31, 2003	—	26,911	454	27,365
Repurchase of warrants	—	(3,000)	—	(3,000)
Common stock issuance	—	1,648	—	1,648
Net loss	—	—	(9,007)	(9,007)
Dividends	—	—	(14,806)	(14,806)

BALANCE — December 31, 2004	$—	$25,559	$(23,359)	$2,200

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(Dollars in thousands)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      Principles of Consolidation and Basis of Presentation — The financial statements include the accounts of Coleman Cable, Inc. and its wholly-owned subsidiaries (the “Company”). The Company manufactures and markets electrical and electronic wire and cable products for consumer, commercial and industrial applications domestically. All intercompany accounts and transactions have been eliminated in consolidation.
      Reclassifications — Certain reclassifications have been made to prior year financial statements and the notes to conform with the current year presentation.
      Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are required for several matters, including inventory valuation, determining the allowance for uncollectible accounts, depreciation, amortization and recoverability of long-lived assets and sales incentives, as well as establishing restructuring, self-insurance, legal, environmental and tax accruals. Actual results could differ from those estimates. Summarized below is the activity for the allowance for uncollectible accounts:

	2002	2003	2004

Balance at Beginning of Year	$2,148	$1,237	$1,373
Provisions	106	408	653
Write-offs and credit allowances, net of recovery	(1,017)	(272)	(371)

Balance at End of Year	$1,237	$1,373	$1,655

      Revenue Recognition — The Company recognizes sales of its products when the products are shipped to customers and title passes to the customer in accordance with the terms of sale. Billings for shipping and handling costs are recorded as sales and related costs are included in cost of goods sold. A provision for payment discounts, product returns and customer rebates is estimated based upon historical experience and other relevant factors and is recorded within the same period that the revenue is recognized.
      Cash and Cash Equivalents — The Company considers short-term investments with an original maturity of three months or less to be cash equivalents.
      Inventories — Inventories include material, labor, and overhead costs and are recorded at the lower of cost or market on the first-in, first-out (FIFO) basis. Refer to Note 3 for additional discussion.
      Plant and Equipment — Plant and equipment are carried at cost and are depreciated over their estimated useful lives using principally the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes.
      The estimated useful lives of buildings range from 5 to 20 years; leasehold improvements have a useful life equal to the shorter of the useful life of the asset or the lease term; and estimated useful lives of machinery, fixtures and equipment range from 3 to 8 years. The carrying value of all long-lived assets is evaluated periodically in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.
      Software Development — Statement of Position (SOP) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, provides guidance on the accounting for the cost of computer software developed or obtained for internal use. In accordance with SOP No. 98-1 the Company

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
expenses costs associated with software developed for use in the Company’s operations during the preliminary project and the post-implementation/operational stages and capitalizes the costs incurred in the application development stage. These costs consist primarily of outside consulting services and internal development costs and are amortized on a straight-line basis over the estimated useful life of the product, which is three years. For the twelve months ended December 31, 2003 and December 31, 2004, the Company capitalized approximately $1,306 and $111, respectively, which is included in Machinery, Fixtures and Equipment in the consolidated balance sheets. Accumulated amortization was approximately $36 and $490 for the years ended December 31, 2003 and December 31, 2004, respectively.
      Goodwill, Intellectual Property and Long-lived Assets — SFAS No. 142, Goodwill and Other Intangible Assets, addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, the Company does not amortize goodwill, but goodwill is subject to periodic impairment testing. In accordance with SFAS No. 144, the carrying value of all long-lived assets, primarily property and equipment, is evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred. Intangible assets are amortized over their estimated useful lives and assessed for impairment under the provisions of SFAS No. 144.
      Self-Insurance — The Company is primarily self-insured for health costs for covered individuals in several of its facilities and believes that it maintains adequate accruals to cover the retained liability. The accrual for self-insurance liability is determined by management and is based on claims filed and an estimate of claims incurred but not yet reported. The Company’s self-insurance expenses were $766, $759 and $750 in 2002, 2003 and 2004, respectively.
      Income Taxes — The Company is treated as an S corporation for federal and state income tax purposes. Accordingly, the shareholders are responsible for federal and substantially all state income tax liabilities arising out of the operations. Dividends are paid to shareholders at amounts that approximate the shareholders’ current tax liability arising from their ownership in the Company, in addition to the 2004 dividend paid in connection with the debt refinancing. See Note 6. A wholly owned subsidiary of the Company, CCI Enterprises, Inc. (the “Subsidiary”) is a C corporation and, as such, is subject to federal and state income tax. The Company accounts for income taxes at the Subsidiary in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A provision for income tax expense is recognized for income taxes payable for the current period, plus the net changes in deferred tax amounts.
      Financial Instruments and Hedging — Financial instruments include working capital items and debt. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values because of the immediate or short-term maturity of these financial instruments. The fair value of the Company’s debt instruments with third parties approximates the book value.
      Concentrations of credit risk arising from trade accounts receivable are due to selling to a number of customers in a particular industry. The Company performs ongoing credit evaluations of its customers’ financial condition and obtains collateral or other security when appropriate. No customer accounts for more than 10% of our accounts receivable at December 31, 2003 and December 31, 2004.
      Cash and cash equivalents are placed with a financial institution that the Company believes has an adequate credit standing. From time-to-time the Company enters into commodity contracts to hedge against future cost increases. The terms of the contracts are consistent with the terms of the underlying transactions they are designed to hedge, and the contracts have a term of less than one year. As a result, gains or losses on the transactions are included in the Company’s results of operations in the same period as the underlying transactions being hedged. There were no outstanding contracts at December 31, 2003 or 2004. The Company does not enter into contracts for speculative purposes.

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

New Accounting Pronouncements
      In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Interpretation (FIN) No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin 51, Consolidated Financial Statements. FIN 46 requires that unconsolidated variable interest entities be consolidated by their primary beneficiary and applies immediately to variable interest entities created after January 31, 2003. In December 2003, the FASB revised certain provisions of FIN 46 and modified the effective date for all variable interest entities existing before January 31, 2003 to the first period ending March 15, 2004. Adoption of FIN 46 in 2004 did not have an impact on the Company’s financial position or results of operations.
      In December 2004, the FASB issued the revised SFAS No. 123, Share-Based Payment. SFAS No. 123R supercedes APB No. 25 and requires the recognition of compensation expense over the vesting period for all share-based payments, including stock options, based on the fair value of the instrument at the grant date. SFAS No. 123R is effective starting with the first interim period beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 123R to have a material impact on the Company’s financial position or results of operations.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs — An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the first quarter of 2006. The Company does not expect the adoption of SFAS No. 151 to have a material impact on the Company’s financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for periods beginning after June 15, 2005. The Company does not expect SFAS No. 153 to have a material impact on the Company’s financial position or results of operations.

2.	RESTRUCTURING CHARGES
      In 2002, the Company’s management approved the adoption of a restructuring plan to reduce administrative and operational overhead costs associated with production at its El Paso facility. The Company recorded restructuring charges of $2,100. The charges consisted of $1,620 for the write-off of fixed assets and facility exit costs and $480 of severance and related costs for hourly and salaried employment reductions at the facility. The plan involved the elimination of 145 positions.
      In 2003, the Company recorded an additional charge of $59 for facility exit costs associated with the 2002 restructuring. During 2003, the Company’s management approved the adoption of a restructuring plan to move the cord operations from its Waukegan facility to Miami. As of December 31, 2003 the Company recorded $190 of severance costs for the hourly and salaried employment reductions in accordance with SFAS No. 146, Accounting for Costs Associated with the Exit of Disposed Activities.
      In 2004, the Company reversed $190 of accruals recorded in prior years to income as such accruals were deemed no longer necessary.

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the restructuring accrued activity from December 31, 2001 through December 31, 2004:

	Employee	Facility
	Termination	Consolidation
	Costs	Costs	Total

BALANCE — December 31, 2001	$227	$59	$286
Additions	480	1,620	2,100
Uses	(456)	(1,481)	(1,937)

BALANCE — December 31, 2002	251	198	449
Additions	190	59	249
Uses	(131)	(167)	(298)

BALANCE — December 31, 2003	310	90	400
Adjustments	(190)	—	(190)
Uses	(120)	(90)	(210)

BALANCE — December 31, 2004	$0	$0	$0

3.	INVENTORIES
      On January 1, 2002, the Company changed its method of accounting for valuing inventory from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. This change was made to record inventory more closely at current cost and conform to the method used for income tax reporting purposes. The accounting change has been applied retroactively, reducing shareholders’ equity at January 1, 2002 by $2,842.
      Inventories consisted of the following:

	December 31,

	2003	2004

FIFO cost:
Raw materials	$7,803	$13,158
Work in progress	2,216	3,468
Finished products	26,134	33,508

Total	$36,153	$50,134

4.	ACCRUED LIABILITIES
      Accrued liabilities at December 31, 2003 and December 31, 2004 consisted of the following:

	December 31,

	2003	2004

Salaries, wages and employee benefits	$2,597	$4,364
Sales incentives	3,821	4,604
Income taxes	736	—
Restructuring	400	—
Interest	48	3,186
Other (includes dividends payable of $1,045 and $0 in 2003 and 2004, respectively)	2,366	2,510

Total	$9,968	$14,664

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	GOODWILL AND INTELLECTUAL PROPERTY
      Intellectual property included in the accompanying consolidated balance sheets represents trademarks acquired in 2003 with an original cost of $50 and accumulated amortization of $15 as of December 31, 2004. Related amortization expense was $2 and $13 for 2003 and 2004, respectively.
      Historically, the Company did not allocate goodwill to its eleven operating segments. Subsequent to the issuance of the consolidated financial statements for December 31, 2004, in accordance with SFAS No. 142, the Company has restated its goodwill allocation. Goodwill has now been allocated to each of the Company’s eleven operating segments.
      As described in Note 12, these eleven operating segments are aggregated into the Company’s three reportable business segments. Intellectual property has been allocated to the Corporate segment. Goodwill was allocated as of January 1, 2002 as follows:

Electrical/Wire and Cable Distributors	$25,023
Specialty Distributors and OEM’s	$31,696
Consumer Outlets	$3,909

$60,628
      The amount of goodwill allocated to each segment has not changed since 2002. The Company’s review for potential goodwill impairment required by the provisions of SFAS No. 142 is performed at the operating segment level of the Company. The Company performs a review for potential goodwill impairment testing as of the end of each year. The Company’s review indicated that the fair value of each of the eleven operating segments, based primarily on discounted cash flow projections, exceeded the carrying value of each segment’s allocated share of net assets, and accordingly, there was no goodwill impairment in 2003 or 2004.

6.	DEBT

	December 31,	December 31,
	2003	2004

Term Loans A and B	$32,868	$—
Revolving credit facility	29,500	29,820
Senior Notes	—	120,000
Subordinated notes, less discount	34,070	—
Capital lease obligations (refer to Note 9)	7,297	7,593
Other long-term debt, annual interest rates up to 11.3%, payable through 2019	3,033	2,314

	106,768	159,727
Less current portion	(6,246)	(3,430)

Total long-term debt	$100,522	$156,297

      Annual maturities of long-term debt for each of the next five years and thereafter in the aggregate are as follows:

2005	$3,430
2006	866
2007	934
2008	967
2009	27,700
Subsequent to 2009	125,830

Total maturities of long-term debt	$159,727

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On September 28, 2004, the Company completed a comprehensive refinancing of its bank debt. The refinancing included the following: (i) the private placement of 8-year senior unsecured notes (the “Notes”) and (ii) a new senior secured revolving credit facility (the “Revolving Credit Facility”). The Company received net proceeds of $113,392 from the Notes along with $27,810 in borrowings under the Revolving Credit Facility. The Company used the net proceeds from this refinancing transaction to repay the outstanding indebtedness of $77,739 plus accrued interest and other fees of $270 under the then existing senior secured revolving credit facility and Term A and Term B loans. The Company also paid $36,862 plus accrued interest and other fees of $974 to redeem in full the 15% subordinated notes due 2008, a make-whole premium to the previous lenders of $10,000 and repurchased for $3,000 the outstanding warrants originally issued in connection with the subordinated notes. In connection with this refinancing, the Company also made a non-tax related distribution to shareholders of $14,110 and paid to certain members of senior management a special cash bonus and a stock bonus of $1,390 and $1,648, respectively. The new senior unsecured notes were issued in the amount of $120,000, bear interest at a fixed rate of 9.875% and mature in 2012. In connection with the refinancing, the Company incurred fees and expenses totaling $6,608, which are included in “debt issuance costs, net and other assets” in the accompanying consolidated balance sheets. The applicable fees and expenses are amortized over the respective lives of the Revolving Credit Facility and the Notes on a straight-line basis over 5 and 8 years, respectively. Both amortization and accumulated amortization were $234 as of December 31, 2004. In connection with this refinancing, the Company also recorded a loss on early extinguishment of debt of $13,923. This loss consisted of the aforementioned make-whole premium and the write-off of the unamortized balance of $2,235 of previously deferred debt issuance costs.
      The indenture governing the Company’s Notes contains covenants that, among other things, limit the Company’s ability and the ability of certain of its subsidiaries to: incur additional indebtedness; make restricted payments; create liens; pay dividends; consolidate, merge or sell substantially all of its assets; enter into sale and leaseback transactions; and enter into transactions with affiliates. As of December 31, 2004, the Company was in compliance with all of the covenants contained in the indenture.
      The Revolving Credit Facility will mature on September 28, 2009 and is an asset-based lending agreement whereby the Company can receive advances based on the lesser of $75,000 or the sum of 85% of eligible accounts receivable and 55% of inventories. The Revolving Credit Facility is secured by substantially all of the Company’s assets, including accounts receivable, inventory and any other tangible and intangible assets. Interest is payable at the bank’s prime rate plus a range of .25% to 1.25%, or at the option of the Company, LIBOR plus 1.75% to 2.75%. The Company classifies the portion of the revolving credit facility that is expected to be repaid within the next year as a current liability. The revolving credit facility accrued interest at an average rate of 4.39%, and the Company’s average borrowed amount was $30,063 from September 28, 2004 through December 31, 2004.
      The Revolving Credit Facility contains more restrictive covenants than the indenture governing the Notes, which consist of certain financial covenants, including, but not limited to, a fixed charge coverage ratio and a leverage ratio. In addition, the Revolving Credit Facility contains other customary affirmative and negative covenants relating to limitations on dividends and other indebtedness, liens, investments, guarantees, mergers and acquisitions, sales of assets, capital expenditures and leases. The Company is in compliance with all covenants at December 31, 2004. The Revolving Credit Facility includes a maximum aggregate $5,000 letter of credit commitment.
      The Notes and the Revolving Credit Facility both have restrictions on dividend distributions to shareholders, including but not limited to, a percentage of net income (less distributions for tax purposes). The distributions for tax purposes are computed at the shareholder applicable tax rate, net of any aggregated tax benefit received for prior periods. Distributions for tax purposes are not restricted so long as the Company qualifies as an S corporation. All eligible distributions to shareholders pursuant to the Notes and the Revolving Credit Facility were paid as of December 31, 2004.

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s former revolving credit facility originally was to mature on December 30, 2005 and had a weighted average interest rate on borrowings of 4.06% and a weighted average borrowing amount of $42,346 for 2004 through the repayment date.
      The Term A and B Loans, originally due on December 31, 2005 and 2006, respectively, had a weighted average interest rate on borrowings of 4.42% and a weighted average borrowing amount of $31,267 for 2004 through the repayment date.
      The Company had subordinated notes that were due June 30, 2008, issued under an indenture with Prudential (the “Subordinated Notes”). The Subordinated Notes were unsecured obligations of the Company, limited to a $32,000 aggregate principal amount, and would have matured on June 30, 2008. The Subordinated Notes bore interest at 12% per annum payable quarterly and 3% payable in-kind. The Subordinated Notes carried common stock purchase warrants, representing 16% of the of then issued and outstanding shares of common stock. The Company redeemed these Subordinated Notes on September 28, 2004. The Subordinated Notes also carried contingent warrants, which constituted 2% of the then issued and outstanding shares of common stock at September 28, 2004. All of the warrants were valued at fair value at the time of the issuance and were reflected as additional paid in capital and as a discount to the Subordinated Notes’ principal value. The unamortized discount of the warrants at December 31, 2003 and September 28, 2004 was $1,982 and $1,688, respectively. The Company repurchased for $3,000 all of the outstanding warrants on September 28, 2004.
      In connection with the Oswego Wire Incorporated facility (Oswego) and certain related equipment, Oswego acquired the rights and assumed the capital lease obligation of Copperweld Corporation (Copperweld) under a certain Amended and Restated Sale Agreement (Sale Agreement) between Copperweld and the County of Oswego Industrial Development Agency (IDA). Terms of the Sale Agreement specify payment of $5,700 on July 1, 2012. Interest is paid quarterly through that date on the outstanding balance at a rate of 55% of prime. In order to secure payment of the loan, in 1987, the Company purchased and placed in a dedicated fund $675 of 8.7% zero coupon bonds issued by the Municipal Authority of Westmoreland County, Pennsylvania, redeemable in the amount of $5,700 on July 1, 2012. Upon maturity, the proceeds of the investment in the zero coupon bonds will be used to fulfill the obligation under the Sale Agreement. The market value of the bond at December 31, 2004 was $4,325. The bond is expected to be held to maturity, and is carried at its original cost of $675 plus accumulated interest of $2,330 and is included in other assets in the accompanying consolidated balance sheet. Pursuant to the agreement between Oswego and Copperweld, any excess or shortfall of funds in the dedicated account after payment of the obligation revert to or are the responsibility of Copperweld. Copperweld has a security interest in certain property and equipment with a net book value of $559 at December 31, 2004.
      The Company has notes issued to the County of Oswego Industrial Development Agency for the financing of certain machinery and capital improvements. The notes include $3,300 for a machinery loan requiring 108 monthly payments of $40, which bears interest at 5.97% per annum. The outstanding balance of the loan at December 31, 2004 is $1,659. A capital improvement loan on the building was also obtained for $200, requiring 240 monthly payments and bearing interest at 6.25% per annum. The balance of the loan at December 31, 2003 and December 31, 2004 was $177 and $170, respectively.
      During 2002, discussions had begun between Oswego and Copperweld, a wholly owned subsidiary of LTV Corporation (LTV Corporation is currently in bankruptcy), regarding the accelerated payment of the $5,700 lease obligation. The last written exchange between the parties involved Oswego offering to release the zero coupon bond to Copperweld plus an additional cash payment to Copperweld for the approximate present value of the future cash payments due Copperweld in exchange for complete settlement of the obligations under the Sale Agreement and the transfer of fee simple title of the facility to Oswego. This offer was rejected. Discussions have resumed. The Company does not expect the results of these negotiations or eventual settlement to have an adverse material impact on the financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	INCOME TAXES
      The Subsidiary had pretax income for financial statement purposes as of December 31, 2002, 2003 and 2004. Accordingly, the Company had an income tax expense during this period. The income tax expense consists of the following:

	2002	2003	2004

Current	$574	$1,220	$3,074
Deferred	846	338	18

Income tax	$1,420	$1,558	$3,092

      The Company’s deferred taxes result primarily from the Subsidiary’s recognition of accounts receivable factoring income received from the Company and the deferral of certain reserves. Valuation allowances, if necessary, are provided against deferred tax assets that are not likely to be realized. No such valuation allowances have been recorded. The Subsidiary’s only transactions are intercompany transactions with the Company.
      Significant components of the Subsidiary’s deferred tax assets and liabilities as of December 31, 2003 and 2004 are as follows:

	2003	2004

Deferred tax assets:
Reserves not deducted for tax	$(122)	$(312)
Deferred tax liabilities:
Factoring income recognized for tax	501	638
Other	129	164

Net deferred tax liability	$508	$490

      The income tax expense differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2002, 2003 and 2004. A reconciliation of the statutory federal income tax amount to the income tax expense recorded on the Company’s income statement is as follows:

	2002	2003	2004

U.S. Federal Statutory Rate (benefit)	$1,817	$2,314	$(2,011)
Increase (decrease) in income taxes resulting
Non-taxable S corporation (income) losses	(606)	(688)	4,917
State taxes	194	112	168
Other	15	(180)	18

Income taxes	$1,420	$1,558	$3,092

      The Internal Revenue Service is currently reviewing the Company’s 2002 federal income tax returns. Management believes that the ultimate outcome of this examination will not result in a material adverse impact on the Company’s consolidated financial position or results of operations.

8.	EMPLOYEE BENEFITS
      The Company provides defined contribution savings plans for management and other employees. The plans provide for fixed matching contributions based on the terms of such plans to the accounts of plan

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
participants. Additionally, the Company, with the approval of its Board of Directors, may make discretionary contributions. The Company expensed $338, $347 and $386 related to these savings plans during 2002, 2003 and 2004, respectively.

9.	COMMITMENTS AND CONTINGENCIES
      Operating Leases — The Company leases certain of its buildings, machinery and equipment under operating lease agreements that expire at various dates over the next ten years. Rent expense for such leases was $3,310, $3,135 and $2,919 for 2002, 2003 and 2004, respectively. Minimum future rental payments under noncancellable operating leases, with initial lease terms in excess of one year, for each of the next five years and thereafter in the aggregate are as follows:

2005	$2,763
2006	2,108
2007	952
2008	967
2009	978
Subsequent to 2009	4,509

Total minimum rental payments	$12,277

      Capital Leases — The Company leases various manufacturing, office and warehouse properties and office equipment under capital leases that expire at various dates through 2009. The assets are amortized/depreciated over the shorter of their related lease terms or their estimated productive lives.
      Minimum future lease payments under capital leases (except for Copperweld Corporation lease described in Note 6) as of December 31, 2004 are as follows:

2005	$629
2006	504
2007	499
2008	499
2009	295
Subsequent to 2009	—

Total minimum lease payments	2,426
Less amounts representing interest	(533)

Present value of net minimum lease payments	1,893
Less current portion	(434)

Long-term obligations under capital leases	$1,459

      Obligations under capital leases are included with debt in the accompanying consolidated balance sheet (see Note 6).
      Legal Matters — The Company is a party to various environmental and other claims and lawsuits that have arisen in the ordinary course of business. Estimates of related costs and losses have been accrued in the financial statements. In determining these accruals, the Company does not discount environmental or legal accruals and does not reduce them by anticipated insurance recoveries. The Company believes that its accruals related to environmental, litigation and other claims are sufficient and that, based on the information currently available, these items and the Company’s rights to available insurance and indemnity will be

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
resolved without material adverse effect on the Company’s consolidated financial position or results of operations. There can be no assurance, however, that this will be the case.
      The Company settled a commercial dispute with a former software vendor. The settlement resulted in the Company receiving $150 in cash and the release of a $645 liability. Such amounts have been recorded as a reduction of selling, engineering, general and administrative expense for the year ended December 31, 2004.

10.	SUPPLEMENTAL CASH FLOW INFORMATION AND OTHER NONCASH ITEMS

	2002	2003	2004

Cash paid for income taxes	$424	$971	$2,568
Cash interest payments	9,935	8,323	6,499

11.	MANAGEMENT FEES
      Two of the Company’s shareholders have a consulting arrangement with the Company whereby, in addition to their service as directors of the Company, they provide advice and counsel on business planning and strategy, including advice on potential acquisitions. Pursuant to this arrangement, and for their service as directors, the Company paid each eligible individual fees of $38, $38 and $100 in 2002, 2003 and 2004, respectively.

12.	BUSINESS SEGMENT INFORMATION
      The Company has three reportable business segments: Electrical/ Wire and Cable Distributors, Specialty Distributors and OEM’s, and Consumer Outlets. These segment classifications are based on an aggregation of customer groupings and distribution channels because this is the way our chief operating decision maker evaluates the results of each operating segment.
      The Company has aggregated operating segments into three reportable business segments in accordance with the criteria defined in SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Company’s operating segments have common production processes and manufacturing capacity. Accordingly, the Company does not identify all of its net assets to its operating segments. Depreciation expense is not allocated to our segments but is included in our manufacturing overhead cost pools and is absorbed into product cost (and inventory) as each product passes through our numerous manufacturing work centers. Accordingly, as products are sold across multiple segments, it is impracticable to determine the amount of depreciation expense included in the operating results of each operating segment.
      Revenues by business segment generate sales to unaffiliated customers and no one customer or group of customers under common control accounted for more than 10% of consolidated net sales. Export sales are not material. Intercompany sales among segments represent primarily the sale of fabricated base wire products by Oswego Wire, which is included in the Company’s Specialty Distributors and OEM’s segment, to other segments and are eliminated in consolidation.

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company sells its products to a wide range of customers serving several targeted end markets. The chart below summarizes the principal products, applications and customers for each of the Company’s distribution channels within each of its business segments:

End Markets	Principal Products	Applications	Customers

Electrical/ Wire and Cable Distributors
Electrical Distribution	Industrial power, electronic and communication cables, low voltage wire and assembled products	Construction and industrial MRO applications	Buying groups, national chains and independent distributors

Wire and Cable Distribution	Industrial power, electronic and communication cables and low voltage wire	Construction and industrial MRO applications	Independent distributors

Specialty Distributors and OEMs

OEM/ Government	Custom cables	Various marine, lighting, mobile equipment, entertainment and military applications	OEMs and governmental agencies/subcontractors

HVAC/ R	Thermostat cable and assembled products	Services the electric controls for HVAC/R	Independent distributors and consignment manufacturers

Irrigation	Irrigation, sprinkler and polyethylene golf course cables	Commercial and residential sprinkler systems, low voltage lighting applications and well pumps	Turf and landscape, golf course and submersible pump distributors

Industrial/ Contractor	Extension cords, ground fault circuit interrupters, industrial cord reels, custom cords, trouble lights, portable halogen lights and electrical/ electronic cables	Various commercial construction and industrial applications	Specialty, tool and fastener distributors; MRO/industrial catalog houses and retail/ general construction supply houses

Security/ Home Automation	Electronic and communication wire and cables	Security, home automation, audio, data communication and fire safety	Security, audio-video, residential and commercial distributors

Recreation/ Transportation	Machine tool wire, portable cords and adapters, and coaxial, speaker alarm and other cable	RV wiring products	Manufactured housing OEMs and RV aftermarket suppliers

Copper Fabrication	Specialty copper products	Appliances, fire alarms, security systems, electronics, automotive, telecommunications, military, industrial, high temperature and geophysical	Other channels within the Company and other small specialized wire and cable manufacturers

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

End Markets	Principal Products	Applications	Customers

Consumer Outlets
Retail	Extension cords, trouble lights, surge and strip and electrical/electronic cable products	Wide variety of consumer applications	National and regional mass merchandisers, home centers, hardware distributors, warehouse clubs and other consumer retailers

Automotive	Battery booster cables, battery cables and accessories	Broad spectrum of automotive applications	National and regional retailers
      Segment operating income represents income from continuing operations before interest income or expense, other income and income taxes. Corporate consists of items not charged or allocated to a particular segment, including costs for employee relocation, discretionary bonuses, professional fees, restructuring, management fees and intangible amortization.
      Financial data for our business segments are as follows:

	2002	2003	2004

Net Sales:
Electrical/ Wire & Cable Distributors	$77,156	$82,022	$95,810
Specialty Distributors & OEM’s	120,011	106,847	137,474
Consumer Outlets	50,162	49,041	56,525
Intercompany eliminations	(3,837)	(4,355)	(4,017)

Total	$243,492	$233,555	$285,792

Operating Income:
Electrical/ Wire & Cable Distributors	$6,227	$6,856	$9,010
Specialty Distributors & OEM’s	9,900	9,121	13,112
Consumer Outlets	4,391	3,328	3,399

Total	20,518	19,305	25,521
Corporate	(3,781)	(2,718)	(6,274)

Consolidated operating income	$16,737	$16,587	$19,247

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Net sales of our principal products by targeted end market are as follows:

End Markets	2002	2003	2004

Electrical/ Wire and Cable Distributors
Electrical Distribution	$60,292	$65,995	$79,897
Wire and Cable Distribution	16,864	16,027	15,913
Specialty Distributors and OEMs
OEM/ Government	27,442	13,085	22,369
HVAC/ R	16,177	16,877	23,787
Irrigation	18,084	19,681	24,061
Industrial/ Contractor	16,220	16,383	19,812
Security/ Home Automation	19,883	19,901	21,040
Recreation/ Transportation	10,077	10,215	12,907
Copper Fabrication	12,128	10,705	13,498
Consumer Outlets
Retail	31,663	32,050	39,474
Automotive	18,499	16,991	17,051

13.	SUPPLEMENTAL GUARANTOR INFORMATION
      The payment obligations of the Company under the Senior Notes due 2012 and the revolving credit agreement (see Note 6) are guaranteed by the Company’s 100% owned subsidiaries (Guarantor Subsidiaries). Such guarantees are full, unconditional and joint and several. The following supplemental financial information sets forth, on a combined basis, balance sheets, statements of income and statements of cash flows for Coleman Cable, Inc. (Parent) and the Company’s Guarantor Subsidiaries — CCI Enterprises, Inc. and Oswego Wire Incorporated.
COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

Net sales	$228,915	$25,535	$(10,958)	$243,492
Cost of goods sold	191,971	11,445	—	203,416

Gross profit	36,944	14,090	(10,958)	40,076
Selling, engineering, general and administrative expenses	21,678	10,519	(10,958)	21,239
Restructuring charges, net	2,006	94	—	2,100

Operating income	13,260	3,477	—	16,737
Interest expense, net	11,066	497	—	11,563
Other (income) expense	(39)	23	—	(16)

Income before income taxes	2,233	2,957	—	5,190
Income tax expense	—	1,420	—	1,420
Income from guarantor subsidiaries	1,537	—	(1,537)	—

Net income	$3,770	$1,537	$(1,537)	$3,770

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

Net sales	$217,042	$24,502	$(7,989)	$233,555
Cost of goods sold	188,225	10,232	—	198,457

Gross profit	28,817	14,270	(7,989)	35,098
Selling, engineering, general and administrative expenses	16,854	9,397	(7,989)	18,262
Restructuring charges, net	249	—	—	249

Operating income	11,714	4,873	—	16,587
Interest expense, net	9,687	400	—	10,087
Other income	(30)	(80)	—	(110)

Income before income taxes	2,057	4,553	—	6,610
Income tax expense	123	1,435	—	1,558
Income from guarantor subsidiaries	3,118	—	(3,118)	—

Net income	$5,052	$3,118	$(3,118)	$5,052

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

Net sales	$265,055	$35,827	$(15,090)	$285,792
Cost of goods sold	227,923	12,337	—	240,260

Gross profit	37,132	23,490	(15,090)	45,532
Selling, engineering, general and administrative expenses	27,324	14,241	(15,090)	26,475
Restructuring charges, net	(190)	—	—	(190)

Operating income	9,998	9,249	—	19,247
Interest expense, net	10,898	354	—	11,252
Loss on early extinguishment of debt	13,923	—	—	13,923
Other income	(13)	—	—	(13)

Income (loss) before income taxes	(14,810)	8,895	—	(5,915)
Income tax expense	168	2,924	—	3,092
Income from guarantor subsidiaries	5,971	—	(5,971)	—

Net income (loss)	$(9,007)	$5,971	$(5,971)	$(9,007)

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2003

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$39	$10	$—	$49
Accounts receivable, net of allowances	—	37,304	—	37,304
Intercompany receivable	27,625	—	(27,625)	—
Inventories, net	34,087	2,066	—	36,153
Prepaid expenses and other current assets	2,600	474	(2,200)	874

Total current assets	64,351	39,854	(29,825)	74,380
PROPERTY, PLANT AND EQUIPMENT, NET	17,700	8,585	—	26,285
GOODWILL AND INTELLECTUAL PROPERTY, NET	60,535	141	—	60,676
DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	2,883	2,767	—	5,650
INVESTMENT IN SUBSIDIARIES	9,255	—	(9,255)	—

TOTAL ASSETS	$154,724	$51,347	$(39,080)	$166,991

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$5,624	$622	$—	$6,246
Accounts payable	21,737	645	—	22,382
Intercompany payable	—	27,625	(27,625)	—
Accrued liabilities	7,027	5,141	(2,200)	9,968
Deferred income taxes	—	508	—	508

Total current liabilities	34,388	34,541	(29,825)	39,104

LONG-TERM DEBT	92,971	7,551	—	100,522
Additional paid in capital	26,911	1	(1)	26,911
Retained earnings	454	9,254	(9,254)	454

Total shareholders’ equity	27,365	9,255	(9,255)	27,365

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$154,724	$51,347	$(39,080)	$166,991

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2004

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,024	$10	$—	$1,034
Accounts receivable, net of allowances	—	48,613	—	48,613
Intercompany receivable	34,389	—	(34,389)	—
Inventories, net	47,203	2,931	—	50,134
Prepaid expenses and other current assets	3,005	697	(2,300)	1,402

Total current assets	85,621	52,251	(36,689)	101,183
PROPERTY, PLANT AND EQUIPMENT, NET	16,785	8,816	—	25,601
GOODWILL AND INTELLECTUAL PROPERTY, NET	60,522	141	—	60,663
DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	6,601	3,008	—	9,609
INVESTMENT IN SUBSIDIARIES	15,226	—	(15,226)	—

TOTAL ASSETS	$184,755	$64,216	$(51,915)	$197,056

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$2,907	$523	$—	$3,430
Accounts payable	19,264	711	—	19,975
Intercompany payable	—	34,389	(34,389)	—
Accrued liabilities	11,700	5,264	(2,300)	14,664
Deferred income taxes	—	358	—	358

Total current liabilities	33,871	41,245	(36,689)	38,427

LONG-TERM DEBT	148,684	7,613	—	156,297
DEFERRED INCOME TAXES	—	132	—	132

Additional paid in capital	25,559	1	(1)	25,559
Retained earnings (accumulated deficit)	(23,359)	15,225	(15,225)	(23,359)

Total shareholders’ equity	2,200	15,226	(15,226)	2,200

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$184,755	$64,216	$(51,915)	$197,056

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED
DECEMBER 31, 2002

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$3,770	$1,537	$(1,537)	$3,770
Adjustments to reconcile net income to net cash flow from operating activities:
Depreciation and amortization	5,544	978	—	6,522
Noncash interest expense	1,357	113	—	1,470
Noncash interest income	—	(338)	—	(338)
Deferred tax provision	—	846	—	846
(Gain) loss on sale of fixed assets, net	734	733	—	1,467
Equity in consolidated subsidiary	(1,537)	—	1,537	—
Changes in operating assets and liabilities:
Accounts receivable	32,282	(30,613)	—	1,669
Inventories	(2,140)	(133)	—	(2,273)
Prepaid expenses and other assets	640	(499)	—	141
Accounts payable	2,208	577	—	2,785
Intercompany accounts	(23,679)	23,679	—	—
Accrued and other long-term liabilities	(6,583)	3,586	—	(2,997)

Net cash flow from operating activities	12,596	466	—	13,062

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(2,515)	(19)	—	(2,534)
Proceeds from the sales of fixed assets	172	—	—	172

Net cash flow from investing activities	(2,343)	(19)	—	(2,362)

CASH FLOW FROM FINANCING ACTIVITIES:
Stock purchase	(233)	—	—	(233)
Net borrowings under revolving loan facilities	(4,540)	—	—	(4,540)
Repayment of long-term debt	(5,460)	(483)	—	(5,943)

Net cash flow from financing activities	(10,233)	(483)	—	(10,716)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	20	(36)	—	(16)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	16	45	—	61

CASH AND CASH EQUIVALENTS, END OF YEAR	$36	$9	$—	$45

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED
DECEMBER 31, 2003

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$5,052	$3,118	$(3,118)	$5,052
Adjustments to reconcile net income to net cash flow from operating activities:
Depreciation and amortization	5,344	866	—	6,210
Noncash interest expense	1,502	—	—	1,502
Noncash interest income	—	(227)	—	(227)
Deferred tax provision	—	(338)	—	(338)
(Gain) loss on sale of fixed assets, net	(17)	(43)	—	(60)
Equity in consolidated subsidiary	(3,118)	—	3,118	—
Changes in operating assets and liabilities:
Accounts receivable	—	(5,375)	—	(5,375)
Inventories	(2,235)	1,101	—	(1,134)
Prepaid expenses and other assets	598	(121)	(600)	(123)
Accounts payable	12,667	(340)	—	12,327
Intercompany accounts	(4,981)	4,981	—	—
Accrued and other long-term liabilities	1,827	(3,491)	600	(1,064)

Net cash flow from operating activities	16,639	131	—	16,770

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(2,257)	(88)	—	(2,345)
Purchases of intellectual property	(50)	—	—	(50)
Proceeds from the sales of fixed assets	338	446	—	784

Net cash flow from investing activities	(1,969)	358	—	(1,611)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings under revolving loan facilities	(6,450)	—	—	(6,450)
Repayment of long-term debt	(6,716)	(488)	—	(7,204)
Dividends paid to shareholders	(1,501)	—	—	(1,501)

Net cash flow from financing activities	(14,667)	(488)	—	(15,155)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3	1	—	4
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	36	9	—	45

CASH AND CASH EQUIVALENTS, END OF YEAR	$39	$10	$—	$49

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED
DECEMBER 31, 2004

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(9,007)	$5,971	$(5,971)	$(9,007)
Adjustments to reconcile net income to net cash flow from operating activities:
Depreciation and amortization	5,180	922	—	6,102
Noncash interest expense	1,104	—	—	1,104
Stock compensation	1,648	—	—	1,648
Loss on early extinguishment of debt	13,923	—	—	13,923
Noncash interest income	—	(245)	—	(245)
Deferred tax provision	—	(18)	—	(18)
(Gain) loss on sales of fixed assets, net	(13)	—	—	(13)
Equity in consolidated subsidiary	(5,971)	—	5,971	—
Changes in operating assets and liabilities:
Accounts receivable	—	(11,309)	—	(11,309)
Inventories	(13,116)	(865)	—	(13,981)
Prepaid expenses and other assets	(437)	(223)	100	(560)
Accounts payable	(2,474)	67	—	(2,407)
Intercompany accounts	(6,764)	6,764	—	—
Accrued and other long-term liabilities	4,673	123	(100)	4,696

Net cash flow from operating activities	(11,254)	1,187	—	(10,067)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures of fixed assets	(3,564)	(1,150)	—	(4,714)
Proceeds from the sale of fixed assets	13	—	—	13

Net cash flow from investing activities	(3,551)	(1,150)	—	(4,701)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings under revolving loan facilities	47,810	—	—	47,810
Repayment of extinguished debt	(124,601)	—	—	(124,601)
Issuance of senior notes, net of issuance costs	113,392	—	—	113,392
Repayment of long-term debt	(3,005)	(681)	—	(3,686)
Repurchase of warrants	(3,000)	—	—	(3,000)
Dividends paid to shareholders	(14,806)	—	—	(14,806)
Borrowings of long-term debt	—	644	—	644

Net cash flow from financing activities	15,790	(37)	—	15,753

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	985	0	—	985
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	39	10	—	49

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,024	$10	$—	$1,034

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	QUARTERLY RESULTS (UNAUDITED)

	First		Second		Third		Fourth		Total

	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004

Net Sales	$52,189	$62,902	$54,629	$67,428	$63,197	$75,804	$63,540	$79,658	$233,555	$285,792
Operating Income	$3,291	$5,782	$3,233	$5,478	$5,640	$2,657	$4,423	$5,330	$16,587	$19,247
Net Income	$165	$2,704	$(44)	$1,971	$2,906	$(14,753)	$2,025	$1,071	$5,052	$(9,007)
      The third quarter of 2004 included a $13,923 loss on early extinguishment of debt in connection with the refinancing of bank debt. Also included was a special bonus to certain members of senior management totaling $3,038.

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended
	March 31,

	2004	2005

	(Dollars in thousands)
NET SALES	$62,902	$74,761
COST OF GOODS SOLD	52,210	64,600

Gross profit	10,692	10,161
SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	4,910	5,923

OPERATING INCOME	5,782	4,238
INTEREST EXPENSE, NET	2,459	3,657
OTHER EXPENSE, NET		5

INCOME BEFORE INCOME TAXES	3,323	576
INCOME TAX EXPENSE	619	516

NET INCOME	$2,704	$60

See notes to condensed consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

March 31,
2005

(Dollars in
thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$45
Accounts receivable, less allowance for uncollectible accounts of $1,670	47,790
Inventories, net	54,881
Prepaid expenses and other current assets	1,363

Total current assets	104,079

PROPERTY, PLANT AND EQUIPMENT:
Land	579
Buildings and leasehold improvements	8,024
Machinery, fixtures and equipment	42,520

51,123
Less accumulated depreciation and amortization	(27,645)
Construction in progress	2,373

Property, plant and equipment, net	25,851

GOODWILL AND INTELLECTUAL PROPERTY, NET	60,660

DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	9,441

TOTAL ASSETS	$200,031

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$3,401
Accounts payable	25,595
Accrued liabilities	13,521
Deferred income taxes	354

Total current liabilities	42,871

LONG-TERM DEBT	154,769
DEFERRED INCOME TAXES	131
SHAREHOLDERS’ EQUITY:
Common stock, par value $.001; 100,000 shares authorized and 40,784 issued	—
Additional paid-in capital	25,559
Accumulated deficit	(23,299)

Total shareholders’ equity	2,260

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$200,031

See notes to condensed consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended
	March 31,

	2004	2005

	(Dollars in thousands)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$2,704	$60
Adjustments to reconcile net income to net cash flow from operating activities:
Depreciation and amortization	1,538	1,454
Noncash interest expense	381	—
Noncash interest income	(56)	(66)
Deferred tax provision	—	(5)
(Gain) loss on sale of fixed assets — net	(1)	5
Changes in operating assets and liabilities:
Accounts receivable	(3,162)	823
Inventories	(8,830)	(4,747)
Prepaid expenses and other assets	(951)	39
Accounts payable	5,767	5,620
Accrued and other long-term liabilities	(3,631)	(1,143)

Net cash flow from operating activities	(6,241)	2,040

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(628)	(1,472)

Net cash flow from investing activities	(628)	(1,472)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under revolving loan facilities	8,400	(1,320)
Repayment of long-term debt	(1,529)	(237)

Net cash flow from financing activities	6,871	(1,557)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2	(989)
CASH AND CASH EQUIVALENTS — Beginning of period	49	1,034

CASH AND CASH EQUIVALENTS — End of period	$51	$45

See notes to condensed consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
(Unaudited)

1.	BASIS OF PRESENTATION
      The Condensed Consolidated Balance Sheet as of March 31, 2005, the Condensed Consolidated Statements of Operations for the three months ended March 31, 2004 and 2005, and the Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2004 and 2005 are unaudited. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles (“GAAP”) have been condensed. The interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation in conformity with GAAP. The interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our 2004 annual report. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

2.	NEW ACCOUNTING PRONOUNCEMENTS
      In December 2004, the FASB issued the revised SFAS No. 123, Share-Based Payment. SFAS No. 123R supercedes APB No. 25 and requires the recognition of compensation expense over the vesting period for all share-based payments, including stock options, based on the fair value of the instrument at the grant date. SFAS No. 123R is effective starting with the first interim period beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 123R to have a material impact on the Company’s financial position or results of operations.
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 151, Inventory Costs — An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the first quarter of 2006. The Company does not expect the adoption of SFAS No. 151 to have a material impact on the Company’s financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for periods beginning after June 15, 2005. The Company does not expect SFAS No. 153 to have a material impact on the Company’s financial position or results of operations.

3.	INVENTORIES
      Inventories consisted of the following:

March 31,
2005

FIFO cost:
Raw materials	$14,847
Work in progress	4,570
Finished products	35,464

Total	$54,881

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	ACCRUED LIABILITIES
      Accrued liabilities consisted of the following:

March 31,
2005

Salaries, wages and employee benefits	$2,291
Sales incentives	2,527
Income taxes	242
Interest	6,141
Other	2,320

Total	$13,521

5.	DEBT

March 31,
2005

Revolving credit facility	$28,500
Senior notes	120,000
Capital lease obligations	7,485
Other long-term debt, annual interest rates up to 11.3%, payable through 2019	2,185

158,170
Less current portion	(3,401)

Total long-term debt	$154,769

      In the third quarter of 2004, the Company completed a comprehensive refinancing of its bank debt. The refinancing included the following: (i) the private placement of 8-year senior unsecured notes (the “Notes”) and (ii) a new senior secured revolving credit facility (the “Revolving Credit Facility”). The Notes were issued in the amount of $120,000, bear interest at a fixed rate of 9.875% and mature in 2012. In connection with the refinancing, the Company incurred fees and expenses totaling $6,608, which are included in “deferred debt issuance costs, net and other assets” in the accompanying condensed consolidated balance sheets. The applicable fees and expenses are amortized over the respective lives of the Revolving Credit Facility and the Notes on a straight-line basis over 5 and 8 years, respectively. Amortization was $234 for three months ended March 31, 2005 and accumulated amortization was $468 as of March 31, 2005.
      The indenture governing the Company’s Notes contains covenants that, among other things, limit the Company’s ability and the ability of certain of its subsidiaries to: incur additional indebtedness; make restricted payments; create liens; pay dividends; consolidate, merge or sell substantially all of its assets; enter into sale and leaseback transactions; and enter into transactions with affiliates. As of March 31, 2005, the Company was in compliance with all of the covenants contained in the indenture.
      The Revolving Credit Facility will mature on September 28, 2009 and is an asset-based lending agreement whereby the Company can receive advances based on the lesser of $75,000 or the sum of 85% of eligible accounts receivable and 55% of inventories. The Revolving Credit Facility is secured by substantially all of the Company’s assets, including accounts receivable, inventory and any other tangible and intangible assets. Interest is payable at the bank’s prime rate plus a range of .25% to 1.25%, or at the option of the Company, LIBOR plus 1.75% to 2.75%. The Company classifies the portion of the Revolving Credit Facility that is expected to be repaid within the next year as a current liability. The Revolving Credit Facility accrued

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
interest at an average rate of 4.81%, and the Company’s average borrowed amount was $27,533, in the three-month period ended March 31, 2005. As of March 31, 2005, the company had $33,200 of additional borrowing capacity.
      The Revolving Credit Facility contains more restrictive covenants than the indenture governing the Notes, which consist of certain financial covenants, including, but not limited to, a fixed charge coverage ratio and a leverage ratio. In addition, the Revolving Credit Facility contains other customary affirmative and negative covenants relating to limitations on dividends and other indebtedness, liens, investments, guarantees, mergers and acquisitions, sales of assets, capital expenditures and leases. The Company was in compliance with all covenants at March 31, 2005. The Revolving Credit Facility includes a maximum aggregate $5,000 letter of credit commitment.
      The Notes and the Revolving Credit Facility both have restrictions on dividend distributions to shareholders, including but not limited to, a percentage of net income (less distributions for tax purposes). The distributions for tax purposes are computed at the shareholder applicable tax rate, net of any aggregated tax benefit received for prior periods. Distributions for tax purposes are not restricted so long as the Company qualifies as an S corporation.
      The Company’s former revolving credit facility had a weighted average interest rate on borrowings of 4.11% and a weighted average borrowing amount of $36,560 for the three months ended March 31, 2004.
      The Term A and Term B loans had a weighted average interest rate on borrowings of 4.36% and a weighted average borrowing amount of $32,431 for the three months ended March 31, 2004.
      In connection with the Oswego Wire Incorporated facility (“Oswego”) and certain related equipment, Oswego acquired the rights and assumed the capital lease obligation of Copperweld Corporation (“Copperweld”) under a certain Amended and Restated Sale Agreement (“Sale Agreement”) between Copperweld and the County of Oswego Industrial Development Agency (IDA). Terms of the Sale Agreement specify payment of $5,700 on July 1, 2012. Interest is paid quarterly through that date on the outstanding balance at a rate of 55% of prime. In order to secure payment of the loan, in 1987, the Company purchased and placed in a dedicated fund $675 of 8.7% zero coupon bonds issued by the Municipal Authority of Westmoreland County, Pennsylvania, redeemable in the amount of $5,700 on July 1, 2012. Upon maturity, the proceeds of the investment in the zero coupon bonds will be used to fulfill the obligation under the Sale Agreement. The market value of the bonds at March 31, 2005 was $4,282. The bonds are carried at their original cost of $675 plus accumulated interest of $2,396 and are included in other assets in the accompanying condensed consolidated balance sheet. Pursuant to the agreement between Oswego and Copperweld, any excess or shortfall of funds in the dedicated account after payment of the obligation revert to or are the responsibility of Copperweld. Copperweld has a security interest in certain property and equipment with a net book value of $550 at March 31, 2005.
      The Company has notes issued to the County of Oswego Industrial Development Agency for the financing of certain machinery and capital improvements. The notes include $3,300 for a machinery loan requiring 108 monthly payments of $40, which bears interest at 5.97% per annum. The outstanding balance of the loan at March 31, 2005 was $1,600. A capital improvement loan on the building was also obtained for $200, requiring 240 monthly payments and bearing interest at 6.25% per annum. The balance of the loan at March 31, 2005 was $168.

6.	COMMITMENTS AND CONTINGENCIES
      Operating Leases — The Company leases certain of its buildings, machinery and equipment under operating lease agreements which expire at various dates over the next ten years. Rent expense for all operating leases for the three months ended March 31, 2004 and March 31, 2005 was $665 and $670, respectively.

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Capital Leases — The Company leases various manufacturing, office and warehouse properties and office equipment under capital leases which expire at various dates through 2009. The assets are amortized/depreciated over the shorter of their related lease terms or their estimated productive lives.
      Obligations under capital leases are included with debt in the accompanying consolidated balance sheet.
      Legal Proceedings — The Company is a party to various environmental and other claims and lawsuits that have arisen in the ordinary course of business. Estimates of related costs and losses have been accrued in the financial statements. In determining these accruals, the Company does not discount environmental or legal accruals and does not reduce them by anticipated insurance recoveries. The Company believes that its accruals related to environmental, litigation and other claims are sufficient and that, based on the information currently available, these items and the Company’s rights to available insurance and indemnity will be resolved without material adverse effect on the Company’s consolidated financial position, cash flow or results of operations. There can be no assurance, however, that this will be the case.

7.	MANAGEMENT FEES
      Two of the Company’s shareholders have consulting arrangements with the Company whereby, in addition to their service as directors of the Company, they provide advice and counsel on business planning and strategy, including advice on potential acquisitions. Pursuant to this arrangement, and for their service as directors, the Company paid each eligible individual $37 and $63 for the three months ended March 31, 2004 and 2005, respectively.

8.	BUSINESS SEGMENT INFORMATION
      The Company has three reportable business segments: Electrical/ Wire and Cable Distributors, Specialty Distributors and OEMs, and Consumer Outlets. These segment classifications are based on an aggregation of customer groupings and distribution channels because this is the way our chief operating decision maker evaluates the results of each operating segment.
      The Company has aggregated operating segments into three reportable business segments in accordance with the criteria defined in SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Company’s operating segments have common production processes and manufacturing capacity. Accordingly, the Company does not identify all of its net assets to its operating segments. Depreciation expense is not allocated to our segments but is included in our manufacturing overhead cost pools and is absorbed into product cost (and inventory) as each product passes through our numerous manufacturing work centers. Accordingly, as products are sold across multiple segments, it is impracticable to determine the amount of depreciation expense included in the operating results of each operating segment.
      No one customer or group of customers under common control accounted for more than 10% of consolidated net sales. Export sales are not material. Intercompany sales among segments represent primarily the sale of fabricated base wire products by Oswego Wire, which is included in the Company’s Specialty Distributors and OEMs segment, to other segments and are eliminated in consolidation.
      Segment operating income represents income from continuing operations before interest income or expense, other income and income taxes. Corporate consists of items not charged or allocated to a particular segment, including costs for employee relocation, discretionary bonuses, professional fees, restructuring, management fees and intangible amortization.

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Financial data for our business segments are as follows:

	Three Months Ended

	March 31,	March 31,
	2004	2005

Net Sales:
Electrical/ Wire and Cable Distributors	$21,935	$26,300
Specialty Distributors and OEMs	31,966	38,310
Consumer Outlets	9,968	11,325
Intercompany eliminations	(967)	(1,174)

Total	$62,902	$74,761

Operating Income:
Electrical/ Wire and Cable Distributors	$2,240	$2,476
Specialty Distributors and OEMs	3,765	2,709
Consumer Outlets	136	35

Total	6,141	5,220
Corporate	(359)	(982)

Consolidated operating income	$5,782	$4,238

9.	SUPPLEMENTAL GUARANTOR INFORMATION
      The payment obligations of the Company under the Notes and the Revolving Credit Facility (see Note 5) are guaranteed by the Company’s 100% owned subsidiaries. Such guarantees are full, unconditional and joint and several. The following unaudited supplemental financial information sets forth, on a combined basis, balance sheets, statements of operations and statements of cash flows for Coleman Cable, Inc. (“the Parent”) and the Company’s material guarantor subsidiaries — CCI Enterprises, Inc. and Oswego Wire Incorporated (“the Guarantor Subsidiaries”).

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

NET SALES	$57,783	$7,319	$(2,200)	$62,902
COST OF GOODS SOLD	49,294	2,916	—	52,210

GROSS PROFIT	8,489	4,403	(2,200)	10,692
SELLING,ENGINEERING,GENERAL AND ADMINISTRATIVE EXPENSES	4,681	2,429	(2,200)	4,910

OPERATING INCOME	3,808	1,974	—	5,782
INTEREST EXPENSE, NET	2,357	102	—	2,459

INCOME BEFORE INCOME TAXES	1,451	1,872	—	3,323
INCOME TAX EXPENSE	63	556	—	619
INCOME FROM GUARANTOR SUBSIDIARIES	1,316	—	(1,316)	—

NET INCOME	$2,704	$1,316	$(1,316)	$2,704

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED)

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

NET SALES	$68,904	$8,157	$(2,300)	$74,761
COST OF GOODS SOLD	60,996	3,604	—	64,600

GROSS PROFIT	7,908	4,553	(2,300)	10,161
SELLING,ENGINEERING,GENERAL AND ADMINISTRATIVE EXPENSES	5,363	2,860	(2,300)	5,923

OPERATING INCOME	2,545	1,693	—	4,238
INTEREST EXPENSE, NET	3,550	107	—	3,657
OTHER EXPENSE, NET	5	—	—	5

INCOME BEFORE INCOME TAXES	(1,010)	1,586	—	576
INCOME TAX EXPENSE	7	509	—	516
INCOME FROM GUARANTOR SUBSIDIARIES	1,077	—	(1,077)	—

NET INCOME	$60	$1,077	$(1,077)	$60

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
AS OF MARCH 31, 2005 (UNAUDITED)

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$35	$10	$—	$45
Accounts receivable — net of allowances	—	47,790	—	47,790
Intercompany receivable	31,793	380	(32,173)	—
Inventories, net	52,744	2,137	—	54,881
Prepaid expenses and other current assets	3,548	615	(2,800)	1,363

Total current assets	88,120	50,932	(34,973)	104,079

PROPERTY, PLANT AND EQUIPMENT, NET	17,251	8,600	—	25,851
GOODWILL AND INTELLECTUAL PROPERTY, NET	60,519	141	—	60,660
DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	6,367	3,074	—	9,441
INVESTMENT IN SUBSIDIARIES	16,303	—	(16,303)	—

TOTAL ASSETS	$188,560	$62,747	$(51,276)	$200,031

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$2,886	$515	$—	$3,401
Accounts payable	24,858	737	—	25,595
Intercompany payable	—	32,173	(32,173)	—
Accrued liabilities	11,273	5,048	(2,800)	13,521
Deferred income taxes	—	354	—	354

Total current liabilities	39,017	38,827	(34,973)	42,871

LONG-TERM DEBT	147,283	7,486	—	154,769
DEFERRED INCOME TAXES	—	131	—	131
SHAREHOLDERS’ EQUITY:
Additional paid-in capital	25,559	1	(1)	25,559
Retained earnings (accumulated deficit)	(23,299)	16,302	(16,302)	(23,299)

Total shareholders’ equity	2,260	16,303	(16,303)	2,260

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$188,560	$62,747	$(51,276)	$200,031

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$2,704	$1,316	$(1,316)	$2,704
Adjustments to reconcile net income to net cash flow from operating activities:
Depreciation and amortization	1,326	212	—	1,538
Noncash interest expense	381	—	—	381
Noncash interest income	—	(56)	—	(56)
(Gain) loss on sale of fixed assets-net	(1)	—	—	(1)
Equity in consolidated subsidiaries	(1,316)	—	1,316	—
Changes in operating assets and liabilities:
Accounts receivable	(112)	(3,050)	—	(3,162)
Inventories	(9,073)	243	—	(8,830)
Prepaid expenses and other assets	(666)	(285)	—	(951)
Accounts payable	5,860	(93)	—	5,767
Intercompany accounts	(2,858)	2,858	—	—
Accrued and other long-term liabilities	(2,613)	(1,018)	—	(3,631)

Net cash flow from operating activities	(6,368)	127	—	(6,241)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(628)	—	—	(628)

Net cash flow from investing activities	(628)	—	—	(628)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings under revolving credit facility	8,400	—	—	8,400
Repayment of long-term debt	(1,402)	(127)	—	(1,529)

Net cash flow from financing activities	6,998	(127)	—	6,871

INCREASE IN CASH AND CASH EQUIVALENTS	2	—	—	2

CASH AND CASH EQUIVALENTS — Beginning of period	39	10	—	49

CASH AND CASH EQUIVALENTS — End of period	$41	$10	$—	$51

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED)

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$60	$1,077	$(1,077)	$60
Adjustments to reconcile net income to net cash flow from operating activities:
Depreciation and amortization	1,198	256	—	1,454
Noncash interest income	—	(66)	—	(66)
Deferred tax provision	—	(5)	—	(5)
(Gain) loss on sale of fixed assets-net	5	—		5
Equity in consolidated subsidiaries	(1,077)	—	1,077	—
Changes in operating assets and liabilities:
Accounts receivable	—	823	—	823
Inventories	(5,541)	794	—	(4,747)
Prepaid expenses and other assets	(543)	82	500	39
Accounts payable	5,594	26	—	5,620
Intercompany accounts	2,596	(2,596)	—	—
Accrued and other long-term liabilities	(427)	(216)	(500)	(1,143)

Net cash flow from operating activities	1,865	175	—	2,040

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(1,432)	(40)	—	(1,472)

Net cash flow from investing activities	(1,432)	(40)	—	(1,472)

CASH FLOW FROM FINANCING ACTIVITIES:
Net repayments under revolving credit facility	(1,320)	—	—	(1,320)
Repayment of long-term debt	(102)	(135)	—	(237)

Net cash flow from financing activities	(1,422)	(135)	—	(1,557)

DECREASE IN CASH AND CASH EQUIVALENTS	(989)	—	—	(989)

CASH AND CASH EQUIVALENTS — Beginning of period	1,024	10	—	1,034

CASH AND CASH EQUIVALENTS — End of period	$35	$10	$—	$45

10.	SUBSEQUENT EVENT
      On May 16, 2005 Oswego and Copperweld reached a definitive agreement regarding the accelerated payment of the $5,700 lease obligation due under the Sale Agreement. Upon consummation of the transactions contemplated by this definitive agreement, Oswego released the zero coupon bonds to Copperweld and made an additional cash payment of $800 to Copperweld, in exchange for complete settlement of Oswego’s obligations under the Amended and Restated Sale Agreement and the conveyance by Copperweld to Oswego all of Copperweld’s right, title and interest in and to the Oswego facility, free and clear of any liens and encumbrances held by Oswego County. Upon consummation of these transactions, the Company recognized a gain of $1,264.

Coleman Cable, Inc.
Offer to Exchange
9 7/8% Senior Exchange Notes due 2012
for all Outstanding
9 7/8% Senior Notes due 2012

PROSPECTUS

August 8, 2005
Until September 17, 2005, all dealers that effect transactions in these securities, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to a dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.